                                                      Registration No. 333-65048

   As filed with the Securities and Exchange Commission on September 10, 2001.

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                            Pre-Effective Amendment No. 1

                                      FORM S-6

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
              SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                       N-8B-2


A.   Exact name of trust: Sun Life of Canada (U.S.) Variable Account G

B.   Name of depositor: Sun Life Assurance Company of Canada (U.S.)

C.   Complete address of depositor's principal executive offices:

          One Sun Life Executive Park
          Wellesley Hills, Massachusetts 02481

D.   Name and complete address of agent for service:


          Edward M. Shea, Esquire
          Assistant Vice President and Senior Counsel
          Sun Life Assurance Company of Canada (U.S.)
          One Sun Life Executive Park
          Wellesley Hills, Massachusetts 02481


     Copies to:

          W. Randolph Thompson, Esq.
          Jorden Burt
          Suite 400 East
          1025 Thomas Jefferson St., N.W.
          Washington, D.C. 20007-0805

E.   Title and amount of securities being registered:

          Flexible Premium Variable Universal Life Insurance Policies.

          Pursuant to Rule 24f-2 under the Investment Company Act of 1940, the Registrant hereby declares that an indefinite amount of its Flexible Premium Variable Universal Life Insurance Policies is being registered under the Securities Act of 1933.

F.   Approximate date of proposed public offering:

          As soon as practicable after the effective date of this registration statement.

          The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said
          Section 8(a), may determine.

                           RECONCILIATION AND TIE BETWEEN
                             FORM N-8B-2 AND PROSPECTUS


ITEM NO. OF
FORM N-8B-2    CAPTION IN PROSPECTUS
-----------    ---------------------
     1         Cover Page
               The Variable Account
     2         Cover Page
               About Who We Are
     3         Cover Page
               About Who We Are
     4         Distribution of Policy.
     5         The Variable Account
     6         Not Applicable
     7         Not Applicable
     8         Other Information
                    Financial Statements
     9         Legal Proceedings
     10        Summary of Policy
               The Variable Account
               About the Policy
                    Premium Payments
                    Death Benefit
                    Account Value
                    Accessing Your Account Value
                    Cash Surrender Value Payable Upon Maturity
                    Charges, Deductions and Refunds
                    Other Policy Provisions
                         Addition, Deletion or Substitution of Investments
                         Modification
               Voting Rights
               Federal Tax Considerations
     11        Summary of Policy
               The Variable Account
               The Funds
     12        Summary of Policy
               The Funds
     13        Summary of Policy
               The Funds
                    Fees and Expenses of the Funds
               About the Policy
                    Charges, Deductions and Refunds
               Distribution of Policy
     14        About the Policy
                    Application and Issuance
     15        About the Policy
                    Application and Issuance
                    Free Look Period
                    Premium Payments
                    Account Value
                    Transfer Privileges
     16        About the Policy
                    Premium Payments
                    Account Value
                    Transfer Privileges
                    Accessing Your Account Value
     17        About the Policy
                    Free Look Period

                    Accessing Your Policy's Account Value
     18        The Variable Account
               About the Policy
                    Account Value
     19        About the Policy
                    Other Policy Provisions
                         Reports to Policy owners
     20        Not Applicable
     21        About the Policy
                    Death Benefit
                         Policy Proceeds
                    Account Value
                         Account Value in the Loan Account
                    Accessing Your Account Value
                         Policy Loans
     22        Not Applicable
     23        Our Directors and Executive Officers
     24        Not Applicable
     25        About Who We Are
     26        Not Applicable
     27        About Who We Are
     28        About Who We Are
               Our Directors and Executive Officers
     29        About Who We Are
     30        Not Applicable
     31        Not Applicable
     32        Not Applicable
     33        Not Applicable
     34        Not Applicable
     35        Distribution of Policy
     36        Not Applicable
     37        Not Applicable
     38        Distribution of Policy
     39        Distribution of Policy
     40        Not Applicable
     41        Distribution of Policy
     42        Not Applicable
     43        Not Applicable
     44        About the Policy
                    Application and Issuance
                    Free Look Period
                    Premium Payments
                    Account Value
                    Transfer Privileges
                    Charges, Deductions and Refunds
                         Reduction of Charges
     45        Not Applicable
     46        About the Policy
                    Application and Issuance
                    Free Look Period
                    Premium Payments
                    Account Value
                    Transfer Privileges
     47        Not Applicable
     48        About Who We Are
               The Variable Account
     49        Not Applicable
     50        The Variable Account
     51        Cover Page
               About the Policy
                    Premium Payments

                    Death Benefit
                    Account Value
                    Charges, Deductions and Refunds
                    Accessing Your Account Value
                    Other Policy Provisions
     52        The Variable Account
               About the Policy
                    Other Policy Provisions
                         Addition, Deletion or Substitution of Investments
                         Modification
     53        Federal Tax Considerations
                    Our Tax Status
     54        Not Applicable
     55        Not Applicable
     56        Not Applicable
     57        Not Applicable
     58        Not Applicable
     59        Other Information
                    Financial Statements


                    REGISTRATION STATEMENT ON FORM S-6

                             PART I - PROSPECTUS

Attached hereto and made a part hereof is a Prospectus dated September 15, 2001.

SUN LIFE ASSURANCE COMPANY
OF CANADA (U.S.)

                                                                      PROSPECTUS

One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(800) 432-1102 Ext. 2438

                             FUTURITY CORPORATE VUL

          A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

    This prospectus describes a variable universal life insurance policy (the "POLICY") issued by Sun Life Assurance Company of Canada (U.S.) ("WE" or "US"), a member of the Sun Life Financial group of companies, through Sun Life of Canada (U.S.) Variable Account G (the "VARIABLE ACCOUNT"), one of our separate accounts. The Policy is being offered, depending on the circumstances, as either an individual policy or as a certificate under a group policy. The substantive terms of a certificate under a group policy will be identical to those of an individual policy. In this prospectus, unless stated othewise, the term "Policy" will include individual policies, group policies, and certificates under group policies. The Policy allows "YOU," the policyowner, within certain limits, to:

    - Choose the life insurance coverage you need and increase or decrease coverage as your insurance needs change;

    -   Choose the amount and timing of premium payments;

    - Allocate net premium payments among the available investment options and transfer amounts among these options as your investment objectives change; and

    - Access your Policy's Account Value through policy loans and partial surrenders or a full surrender.


    This prospectus contains important information you should understand before purchasing a Policy. You should read this prospectus carefully and keep it for future reference.


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               September 15, 2001

                               TABLE OF CONTENTS

          TOPIC                                                         PAGE
          -----                                                         ----
          Summary of Policy...........................................    1
          About Who We Are............................................    8
          The Variable Account........................................    8
          The Funds...................................................    9
            Fees and Expenses of the Funds............................   16
            Potential Conflicts.......................................   16
          About the Policy............................................   17
            Application and Issuance..................................   17
              Death Benefit Compliance Test...........................   18
              Initial Premium Payment.................................   18
              Effective Date of Coverage..............................   18
              Insurable Interest Requirement..........................   19
            Free Look Period..........................................   19
            Premium Payments..........................................   20
              General Limitations.....................................   20
              Guideline Premium Test Limitations......................   20
              Planned Periodic Premiums...............................   20
              Allocation of Net Premium...............................   21
              Modified Endowment Contracts............................   21
            Additional Protection Benefit Rider (APB Rider)...........   21
            Maturity Date Extension Rider.............................   22
            Enhanced Cash Surrender Value Endorsement.................   22
            Death Benefit.............................................   23
              Policy Proceeds.........................................   23
              Death Benefit Options...................................   23
              Changes in the Death Benefit Option.....................   24
              APB Rider Death Benefit.................................   24
              Minimum Face Amount.....................................   24
              Changes in Face Amount..................................   25
              Increases in Face Amount................................   25
              Decreases in Face Amount................................   25
            Account Value.............................................   26
              Account Value in the Sub-Accounts.......................   26
              Net Investment Factor...................................   28
              Account Value in the Loan Account.......................   28
              Insufficient Value......................................   28
              Grace Period............................................   29
              Splitting Units.........................................   29
            Transfer Privileges.......................................   29
            Accessing Your Account Value..............................   30

                        II                                FUTURITY CORPORATE VUL

          TOPIC                                                         PAGE
          -----                                                         ----
              Surrender...............................................   30
              Partial Surrenders......................................   30
              Policy Loans............................................   31
              Deferral of Payment.....................................   31
            Charges, Deductions and Refunds...........................   32
              Expense Charges Applied to Premium......................   32
              Sales Load Refund at Surrender..........................   32
              Mortality and Expense Risk Charge.......................   32
              Monthly Expense Charge..................................   33
              Monthly Cost of Insurance...............................   33
              Reduction of Charges....................................   34
            Termination of Policy.....................................   34
            Other Policy Provisions...................................   34
              Alteration..............................................   34
              Assignments.............................................   34
              Rights of Owner.........................................   34
              Rights of Beneficiary...................................   35
              Reports to Policyowners.................................   35
              Illustrations...........................................   35
              Conversion..............................................   35
              Misstatement of Age or Sex..............................   35
              Suicide.................................................   36
              Incontestability........................................   36
              Addition, Deletion or Substitution of Investments.......   36
              Nonparticipating........................................   36
              Modification............................................   37
              Entire Contract.........................................   37
          Performance Information.....................................   37
          Voting Rights...............................................   39
          Distribution of Policy......................................   39
          Federal Tax Considerations..................................   40
            Our Tax Status............................................   40
            Taxation of Policy Proceeds...............................   41
          Our Directors and Executive Officers........................   45
          Other Information...........................................   50
            State Regulation..........................................   50
            Legal Proceedings.........................................   50
            Experts...................................................   50
            Accountants...............................................   50
            Registration Statements...................................   50
            Financial Statements......................................   50
          Appendix A--Glossary of Policy Terms........................  A-1

                        III                               FUTURITY CORPORATE VUL

          TOPIC                                                         PAGE
          -----                                                         ----
          Appendix B--Hypothetical Illustrations of Cash Surrender
            Values, Account Values and Death Benefits.................  B-1

    THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE THE OFFERING WOULD NOT BE LAWFUL. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS OR STATEMENT OF ADDITIONAL INFORMATION OF THE UNDERLYING MUTUAL FUNDS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

                        IV                                FUTURITY CORPORATE VUL

 THIS SUMMARY IS                          SUMMARY OF POLICY
 QUALIFIED BY          USE OF POLICY
 REFERENCE TO THIS         The Policy is designed primarily to provide
 PROSPECTUS IN ITS     corporations and other entities life insurance coverage
 ENTIRETY.             on employees or other persons in whose lives they have
                       an insurable interest, and may be used in connection
 Appendix A contains   with various types of non- tax-qualified executive
 a glossary of policy  benefit plans.
 terms used in this
 prospectus.           THE VARIABLE ACCOUNT

                       - We have established a separate account, the Variable Account, to fund the variable insurance benefits under the Policy.

                       - The assets of the Variable Account are insulated from the claims of our general creditors.

                       - The Variable Account is divided into 55 Sub-Accounts, each of which invests exclusively in shares of a corresponding mutual fund.

                       INVESTMENT OPTIONS

                       - You may allocate your net premium payments among the available Sub-Accounts.


                       - You may transfer amounts from one Sub-Account to another.


                       FREE LOOK PERIOD

                           You may return your Policy to us for any reason and
                       receive a refund within the later of 45 days after you sign a policy application or the 20-day period (or a longer period if required by applicable state law) beginning when you receive your Policy.

                       PREMIUM PAYMENTS

                       - You must make an initial minimum premium payment, the amount of which will vary based on the amount of life insurance coverage you request and other factors, including the insured's age, sex and health.

                       - Thereafter, you may choose the amount and timing of premium payments, within certain limits.

                       - We allocate your net premium payments among the Policy's investment options in accordance with your instructions.

                        1                                 FUTURITY CORPORATE VUL

                       ADDITIONAL PROTECTION BENEFIT RIDER

                       - You may use this rider to obtain additional life insurance coverage on the insured.

                       - We deduct the rider's cost from your Account Value on a monthly basis.

                       MATURITY EXTENSION RIDER

                       - The Policy may be extended beyond the insured's Attained Age 100.

                       - The Base Death Benefit will be equal to the Account Value.

                       ENHANCED CASH SURRENDER VALUE ENDORSEMENT

                       - During the early Policy Years, the Cash Surrender Value payable at surrender will be enhanced by a percentage of premium paid.

                       - The Cash Surrender Value will not be enhanced for a surrender made pursuant to an exchange under
                           Section 1035 of the Internal Revenue Code.

                       DEATH BENEFIT COMPLIANCE TEST

                       - To be eligible to receive favorable tax treatment under applicable federal tax law, your Policy must be subject to one of the following legal standards--

                           -   the Guideline Premium Test, or

                           -   the Cash Value Accumulation Test

                       - You choose the applicable test, but once made, you may not change your election.

                       DEATH BENEFIT

                       - If the Guideline Premium Test applies, you have a choice of two death benefit options--

 SPECIFIED FACE            -  the SPECIFIED FACE AMOUNT (Option A),
 AMOUNT is the amount         or
 of life insurance         -  the Specified Face Amount plus your Account Value
 coverage you                 (Option B).
 request, exclusive    -  You may change your death benefit option on any
 of any coverage          Policy Anniversary, subject to our underwriting
 added by rider.          rules then in effect.

                       - If the Cash Value Accumulation Test applies, you will be deemed to have elected Option A, which may not be changed.

                        2                                 FUTURITY CORPORATE VUL

                       -   After the first Policy Year, you may--

                           -   increase the Specified Face Amount
                               and, if applicable, the APB Rider Face
                               Amount, subject to satisfactory
                               evidence of the insured's
                               insurability; or

                           -   decrease the Specified Face Amount
                               and, if applicable, the APB Rider Face
                               Amount, provided that neither the
                               Specified Face Amount nor the Total
                               Face Amount after the decrease may be
                               less than certain minimum amounts, as
                               specified in your Policy.

                       ACCOUNT VALUE

                       -   Your Account Value will reflect--

                           -   the premiums you pay;

                           -   the investment performance of the
                               Sub-Accounts you select;

                           -   any loans, loan repayments and partial
                               surrenders; and

                           -   the charges we deduct under the
                               Policy.

                       ACCESSING YOUR ACCOUNT VALUE

 CASH SURRENDER VALUE  -  You may borrow from us using your Account Value as
 is your Account          collateral.
 Value, less any out-  -  You may surrender your Policy for its CASH SURRENDER
 standing Policy          VALUE.
 Debt, plus any sales  -  You may make a partial surrender of only a portion of
 load refund due at       the Cash Surrender Value once per year after your
 surrender and any        Policy has been in force for one year.
 benefit derived from
 the Enhanced Cash
 Surrender Value
 endorsement.

                        3                                 FUTURITY CORPORATE VUL

 A partial surrender   POLICY CHARGES, DEDUCTIONS AND REFUNDS
 may cause a decrease  -  EXPENSE CHARGES APPLIED TO PREMIUM--We deduct from
 in Total Face Amount     each premium payment--
 if the amount of the      -  a charge to cover applicable premium taxes,
 death benefit minus          guaranteed not to exceed 4% for all states except
 your Account Value           Kentucky for which the guaranteed maximum rate is
 after the partial            not to exceed 9%;
 surrender exceeds         -  a 1.25% charge to cover our federal tax
 the amount of the            obligations with respect to the Policy; and
 death benefit minus       -  a 8.75% sales load up to a specified amount of
 your Account Value           premium and a 2.25% sales load on amount in
 before the partial           excess of that target amount for premiums paid
 surrender.                   during the first seven Policy Years, after which
                              there is no sales load charge.

                       - SALES LOAD REFUND AT SURRENDER--If you surrender your Policy during the first three Policy Years, we will refund 100% of the sales load charged against premium payments made during the Policy Year in which you surrendered your Policy.

                       - MORTALITY AND EXPENSE RISK CHARGES--We deduct a daily charge from your Account Value for the mortality and expense risks we assume with respect to the Policy. The guaranteed maximum daily rate is equivalent to an annual rate of 0.60% of assets. Our current daily rates are equivalent to annual rates of--

                           -   0.40% for Policy Years 1 through 10;

                           -   0.25% for Policy Years 11 through 20;
                               and

                           -   0.20% thereafter.


                       - MONTHLY DEDUCTIONS--We deduct a charge each month from your Account Value to cover administrative expenses relating to your Policy, which is guaranteed not to exceed $13.75 per month. Our current charges are $13.75 per month for the first policy year and $7.50 per month thereafter.


                       - MONTHLY COST OF INSURANCE--We deduct a monthly charge from your Account Value to cover our anticipated costs for providing your insurance coverage.

                       - REDUCTION OF CHARGES--We reserve the right to reduce any of our charges and deductions with respect to sales of the Policy involving certain group arrangements based on our expectations of cost savings and our claims experience.

                        4                                 FUTURITY CORPORATE VUL

                       WHAT IF CHARGES AND DEDUCTIONS EXCEED ACCOUNT VALUE?

                           Your Policy may terminate if your Account Value at
                       the beginning of any Policy Month is insufficient to pay all charges and deductions then due. When and if this occurs, we will send you written notice and allow you a 61 day grace period. If you do not make a premium payment within the grace period, sufficient to cover all accrued and unpaid charges and deductions, your Policy will terminate at the end of the grace period without further notice.


                       FEES AND EXPENSES OF THE UNDERLYING FUNDS



 You should read the   You will indirectly bear the costs of investment
 underlying funds'     management fees and other expenses paid from the assets
 prospectuses before   of the underlying funds you select. The following table
 investing.            shows the fees and expenses paid by the funds as a
                       percentage of average net assets based on information for the year ended December 31, 2000. This information was provided by the funds and we have not independently verified it. The funds' fees and expenses are more fully described in the fund prospectuses which accompany this prospectus. You should read them before investing.

                      UNDERLYING FUND ANNUAL EXPENSES (1)
                      (as a percentage of fund net assets)



                                                                                                               TOTAL ANNUAL FUND
                                                                      OTHER FUND                               EXPENSES AFTER AND
                                                 MANAGEMENT         EXPENSES AFTER           12B-1 OR                BEFORE
FUND                                                FEES           REIMBURSEMENT(2)        SERVICE FEES         REIMBURSEMENT(2)
----                                             ----------        ----------------        ------------        ------------------
AIM V.I. Capital Appreciation Fund                  0.61%                  0.21%                                      0.82%
AIM V.I. Growth Fund                                0.61%                  0.22%                                      0.83%
AIM V.I. Growth and Income Fund                     0.60%                  0.24%                                      0.84%
AIM V.I. International Equity Fund                  0.73%                  0.29%                                      1.02%
AIM V.I. Value Fund                                 0.61%                  0.23%                                      0.84%
Alger American Growth Portfolio                     0.75%                  0.04%                                      0.79%
Alger American Income and Growth
  Portfolio                                         0.62%                  0.08%                                      0.70%
Alger American Small Capitalization
  Portfolio                                         0.85%                  0.05%                                      0.90%
Alliance VP Premier Growth Portfolio                1.00%                  0.05%                0.25%                 1.30%
Alliance VP Technology Portfolio (3)                0.97%                  0.09%                0.25%                 1.31%[1.33%]
Alliance VP Growth and Income Portfolio             0.63%                  0.07%                0.25%                 0.95%
Alliance VP Worldwide Privatization
  Portfolio (3)                                     0.51%                  0.44%                0.25%                 1.20%[1.80%]
Alliance VP Quasar Portfolio (3)                    0.81%                  0.14%                0.25%                 1.20%[1.41%]
Dreyfus Stock Index Fund                            0.25%                  0.01%                0.00%                 0.26%
Goldman Sachs VIT CORE-SM- Large Cap
  Growth Fund (4)                                   0.70%                  0.20%                                      0.90%[1.23%]
Goldman Sachs VIT CORE-SM- U.S. Equity
  Fund (4)                                          0.70%                  0.20%                                      0.90%[1.52%]
Goldman Sachs VIT Internet Tollkeeper
  Fund                                              1.00%                  0.25%                                      1.25%[5.62%]
Goldman Sachs VIT Capital Growth Fund               0.75%                  0.25%                                      1.00%[1.84%]
INVESCO VIF Dynamics Fund (5)                       0.75%                  0.09%                0.25%                 1.09%
INVESCO VIF Small Company Growth
  Fund (5)                                          0.75%                  0.37%                0.25%                 1.37%[1.43%]
Lord Abbett Series Fund Mid Cap Value
  Portfolio (6)                                     0.75%                  0.10%                0.25%                 1.10%[1.56%]


                        5                                 FUTURITY CORPORATE VUL

                                                                                                               TOTAL ANNUAL FUND
                                                                      OTHER FUND                               EXPENSES AFTER AND
                                                 MANAGEMENT         EXPENSES AFTER           12B-1 OR                BEFORE
FUND                                                FEES           REIMBURSEMENT(2)        SERVICE FEES         REIMBURSEMENT(2)
----                                             ----------        ----------------        ------------        ------------------
Lord Abbett Series Fund Growth and Income
  Portfolio (6)                                     0.50%                  0.27%                0.25%                 1.02%
Lord Abbett Series Fund International
  Portfolio (6)                                     1.00%                  0.10%                0.25%                 1.35%[2.37%]
Fidelity VIP Contrafund-TM-
  Portfolio (7)                                     0.57%                  0.10%                0.25%                 0.92%
Fidelity VIP Growth Portfolio (7)                   0.57%                  0.09%                0.25%                 0.91%
Fidelity VIP Overseas Portfolio (7)                 0.72%                  0.18%                0.25%                 1.15%
MFS/Sun Life Capital Appreciation
  Series (8)                                        0.71%                  0.04%                0.25%                 1.00%
MFS/Sun Life Emerging Growth Series (8)             0.69%                  0.05%                0.25%                 0.99%
MFS/Sun Life Government Securities Series           0.55%                  0.07%                0.25%                 0.87%
MFS/Sun Life High Yield Series (8)                  0.75%                  0.08%                0.25%                 1.08%
MFS/Sun Life Massachusetts Investors
  Growth Stock Series                               0.75%                  0.06%                0.25%                 1.06%
MFS/Sun Life Massachusetts Investors
  Trust Series (8)                                  0.55%                  0.05%                0.25%                 0.85%
MFS/Sun Life New Discovery Series                   0.90%                  0.09%                0.25%                 1.24%
MFS/Sun Life Total Return Series (8)                0.66%                  0.04%                0.25%                 0.95%
MFS/Sun Life Utilities Series (8)                   0.72%                  0.08%                0.25%                 1.05%
Rydex VT Nova Fund                                  0.75%                  0.42%                0.25%                 1.42%
Rydex VT OTC Fund                                   0.75%                  0.46%                0.25%                 1.46%
SC-SM- Davis Financial Fund (9)(10)                 0.75%                  0.15%                                      0.90%[5.50%]
SC-SM- Davis Venture Value Fund (9)(10)             0.75%                  0.15%                                      0.90%[3.20%]
SC-SM- INVESCO Energy Fund (9)(11)                  1.05%                  0.20%                                      1.25%[5.00%]
SC-SM- INVESCO Health Sciences
  Fund (9)(11)                                      1.05%                  0.20%                                      1.25%[5.00%]
SC-SM- INVESCO Technology Fund (10)(11)             1.05%                  0.20%                                      1.25%[5.00%]
SC-SM- INVESCO Telecommunications
  Fund (9)(11)                                      1.05%                  0.20%                                      1.25%[5.00%]
SC-SM- Neuberger Berman Mid Cap Growth
  Fund (9)(12)                                      0.95%                  0.15%                                      1.10%[5.00%]
SC-SM- Neuberger Berman Mid Cap Value
  Fund (9)(12)                                      0.95%                  0.15%                                      1.10%[5.00%]
SC-SM- Value Equity Fund (9)(13)                    0.80%                  0.10%                                      0.90%[7.65%]
SC-SM- Value Managed Fund (9)(13)                   0.80%                  0.10%                                      0.90%[7.84%]
SC-SM- Value Mid Cap Fund (9)(13)                   0.80%                  0.20%                                      1.00%[4.27%]
SC-SM- Value Small Cap Fund (9)(13)                 0.80%                  0.20%                                      1.00%[5.02%]
SC-SM- Blue Chip Mid Cap Fund (9)(14)               0.80%                  0.20%                                      1.00%[1.96%]
SC-SM- Investors Foundation Fund (9)(14)            0.75%                  0.15%                                      0.90%[3.99%]
SC-SM- Select Equity Fund (9)(14)                   0.75%                  0.15%                                      0.90%[2.44%]
Sun Capital Investment Grade Bond
  Fund-SM- (9)                                      0.60%                  0.15%                                      0.75%[1.31%]
Sun Capital Money Market Fund-SM- (9)               0.50%                  0.15%                                      0.65%[1.22%]
Sun Capital Real Estate Fund-SM- (9)                0.95%                  0.30%                                      1.25%[2.67%]

NOTES
-----------------------------------------



(1) The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectuses for more information about Fund expenses.



(2) All expense figures are shown after expense reimbursements or waivers, except for the bracketed figures which show what the expense figures would have been absent reimbursement. All expense figures are based on actual expenses for the fiscal year ended December 31, 2000, except that (a) the expense figures shown for SC-SM- INVESCO Energy Fund, SC-SM- INVESCO Health Sciences Fund, SC-SM- INVESCO Telecommunications Fund, SC-SM- INVESCO Technology Fund, SC-SM-Neuberger Berman Mid Cap Growth Fund, and SC-SM-Neuberger Berman Mid Cap Value Fund are estimates for the year 2001 and (b) certain information relating to the Lord Abbett Series Fund has been restated as described in note (6) below. No actual expense figures are shown for the Funds listed in (a) because they commenced operations in May of 2001, and, therefore, have less than 10 months of investment experience.



(3) For the year ended December 31, 2000, the investment advisor has voluntarily agreed to waive fund expenses to the extent such expenses exceed the "Total Fund Annual Expenses" shown in the table.


                        6                                 FUTURITY CORPORATE VUL

(4) The investment advisers to the following Goldman Sachs VIT Funds have voluntarily agreed to reduce or limit certain "Other Expenses" of such Funds (excluding management fees, taxes, interest, and brokerage fees, litigation, indemnification and other extraordinary expenses) to the extent such expenses exceed a certain percentage per annum of such Funds' average daily net assets:



Goldman Sachs VIT CORE-SM- Large Capital Growth Fund........  0.20%
Goldman Sachs VIT CORE-SM- U.S. Equity Fund.................  0.20%



Fee waivers and expense reimbursements for the Goldman Sachs VIT Funds may be discontinued at any time.



(5) The INVESCO VIF Dynamics and INVESCO VIF Small Company Growth Funds' actual "Other Fund Expenses" and "Total Annual Fund Expenses" were lower than the figures shown, because their custodian fees were reduced under an expense offset arrangement.



(6) For the year ended December 31, 2000, Lord, Abbett & Co. voluntarily waived its management fees of 0.75% of average daily net assets of Mid Cap Value Portfolio and 1.00% of average daily net assets of International Portfolio and voluntarily reimbursed all other fund expenses of the Mid Cap Value Portfolio and the International Portfolio. For the year 2001, Lord, Abbett & Co. does not intend to waive it management fees for these Portfolios but has agreed formally to continue to reimburse a portion of the Mid Cap Value Portfolio's and International Portfolio's expenses to the extent necessary to maintain its "Other Fund Expenses After Reimbursement" and "12b-1 or Service Fees" at an aggregate of 0.35% of its average net assets. In light of these developments, the information in the chart above relating to these portfolios has been restated to reflect the fees that are expected to be applicable during 2001.



(7) Actual annual operating expenses of the Fidelity Funds were lower than those shown in the table because a portion of the brokerage commissions that each Fund paid was used to reduce the Fund's expenses, and/or because through arrangements with the Fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the Fund's custodian expenses. Fidelity may terminate the expense reimbursement at any time. Had these reductions been taken into account, total expenses would have been lower: 0.90% for VIP Contrafund-TM-, 0.90% for VIP Growth, and 1.13% for VIP Overseas.



(8) The MFS/SUN Life Series Trust has an expense offset arrangement which reduces the Fund's custodian fee based upon the amount of cash maintained by the Fund with its custodian and dividend disbursing agent, and may enter into such other arrangements and directed brokerage arrangement (which would also have the effect of reducing the Fund's expenses). Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Total Annual Fund Expenses" would have been lower for certain series:



MFS/Sun Life Capital Appreciation Series....................  0.99%
MFS/Sun Life Emerging Growth Series.........................  0.98%
MFS/Sun Life High Yield Series..............................  1.07%
MFS/Sun Life Massachusetts Investors Trust Series...........  0.84%
MFS/Sun Life Total Return Series............................  0.94%
MFS/Sun Life Utilities Series...............................  1.04%



(9) For the year ended December 31, 2000, the investment adviser waived all investment advisory fees of all Funds other than Sun Capital Investment Grade Bond Fund-SM-, for which the investment adviser waived a portion of its fees. Fee waivers and expense reimbursements for the Sun Capital Funds may be discontinued at any time after May 1, 2002. To the extent that the expense ratio of any Fund in the Sun Capital Advisers Trust falls below the Fund's expense limit, the Fund's adviser reserves the right to be reimbursed for management fees waived and Fund expenses paid by it during the prior two years.



(10) The management fee for each of the SC-SM- Davis Funds decreases to 0.70% as the daily net assets of each Fund exceed $500 million.



(11) The management fee for each of the SC-SM- INVESCO Funds decreases to 1.00% as the daily net assets of the Funds exceed $750 million.



(12) The management fee for each of the SC-SM- Neuberger Berman Funds decreases to 0.90% as the daily net assets of the Funds exceed $750 million.



(13) The management fee for each of the SC-SM- Value Funds decreases to 0.75% as the daily net assets of each Fund exceed $400 million, and decreases to 0.70% as the daily net assets of each Fund exceed $800 million.



(14) The management fees for each of the SC-SM- Blue Chip Mid Cap Fund, the SC-SM- Investors Foundation Fund, and the SC-SM- Select Equity Fund decreases to 0.75%, 0.70%, and 0.70% respectively, as the daily net assets of each Fund exceed $300 million.


                        7                                 FUTURITY CORPORATE VUL

                       FEDERAL TAX CONSIDERATIONS

                           Your purchase of, and transactions under, your Policy
                       may have tax consequences that you should consider before purchasing a Policy. You may wish to consult a tax adviser. In general, the beneficiary will receive Policy Proceeds without there being taxable income. Increases in Account Value will not be taxable as earned, although there may be income tax due on a full or partial surrender of your Policy.

 We are an indirect,                       ABOUT WHO WE ARE
 wholly-owned              Sun Life Assurance Company of Canada (U.S.) is a
 subsidiary of Sun         stock life insurance company incorporated under the
 Life Assurance        laws of Delaware on January 12, 1970. Our executive
 Company of            office mailing address is One Sun Life Executive Park,
 Canada, ("Sun         Wellesley Hills, Massachusetts 02481. We do business in
 Life (Canada)").      49 states and the District of Columbia. We have an
                       insurance company subsidiary that does business in New
                       York. We issue individual and group life insurance policies and annuity contracts.

                           We are an indirect, wholly-owned subsidiary of Sun
                       Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) completed its demutualization on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("Sun Life Financial"), is now the ultimate parent of Sun Life (Canada) and the Company. Sun Life Financial, a corporation organized in Canada, is a reporting company under the Securities Exchange Act of 1934 with common shares listed on the Toronto, New York, London and Manila Stock Exchanges.

                                       THE VARIABLE ACCOUNT

                           Sun Life of Canada (U.S.) Variable Account G is one
                       of our separate accounts established in accordance with Delaware law on July 25, 1996. The Variable Account may also be used to fund benefits payable under other life insurance policies we issue.

                        8                                 FUTURITY CORPORATE VUL

                           We own the assets of the Variable Account. The
                       income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

 The assets of the             We will at all times maintain assets in the
 Variable Account are  Variable Account with a total market value at least
 insulated from our    equal to the reserves and other liabilities relating to
 general liabilities.  the variable benefits under all policies participating in the Variable Account. Those assets may not be charged with our liabilities from our other business. The obligations under the Policy are, however, our general corporate obligations.

 The Variable Account          The Variable Account is registered with the
 is registered with    Securities and Exchange Commission under the Investment
 the SEC.              Company Act of 1940 as a unit investment trust. That
                       registration does not involve any supervision by the SEC of the management or investment practices or policies of the Variable Account.

                           The Variable Account may be deregistered if
                       registration is no longer required; however, we may continue, at our election, to operate the Variable Account as a unit investment trust or other form of investment company, subject to any necessary vote by those having voting rights. In the event of any change in the registration status of the Variable Account, we may amend the Policy to reflect the change and take such other action as may be necessary and appropriate to effect the change.

 The Variable Account          The Variable Account is divided into 55
 has                   Sub-Accounts. Each Sub-Account invests exclusively in
 55 Sub-Accounts.      shares of a corresponding investment portfolio of a
 Each Sub-Account      registered investment company (commonly known as a
 invests exclu-        mutual fund). We may in the future add new or delete
 sively in shares of   existing Sub-Accounts. The income, gains or losses,
 a corresponding       realized or unrealized, from assets allocated to each
 mutual fund.          Sub-Account are credited to or charged against that
                       Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts.

                                            THE FUNDS

 The Fund                      The Policy currently offers 55 mutual fund
 Prospectuses which    options, which are briefly described below. More
 accompany this pro-   comprehensive information, including a discussion of
 spectus contain more  potential risks, is found in the current prospectuses
 information about     for the Funds which accompany this prospectus (the "Fund
 the Funds.            Prospectuses"). You should read the Fund Prospectuses
                       before investing.

                        9                                 FUTURITY CORPORATE VUL

                           AIM VARIABLE INSURANCE FUNDS (advised by A I M
                       Advisors, Inc.)

                               AIM V.I. CAPITAL APPRECIATION FUND seeks growth
                           of capital by investing principally in common stocks or companies which the Fund's portfolio managers believe are likely to benefit from new or innovative products, services or processes, as well as those that have experienced above-average, long-term growth in earnings and have excellent prospects for future growth.

                               AIM V.I. GROWTH FUND seeks to achieve growth of
                           capital by investing in seasoned and
                           better-capitalized companies considered to have strong earnings momentum.

                               AIM V.I. GROWTH AND INCOME FUND seeks to achieve
                           growth of capital with a secondary objective of current income.

                               AIM V.I. INTERNATIONAL EQUITY FUND seeks to
                           achieve long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

                               AIM V.I. VALUE FUND seeks long-term growth of
                           capital with a secondary objective of current income.

                           THE ALGER AMERICAN FUND (advised by Fred Alger
                       Management, Inc.)

                               ALGER AMERICAN GROWTH PORTFOLIO seeks long-term
                           capital appreciation by investing primarily in equity securities of companies which have market capitalizations of $1 billion or more.

                               ALGER AMERICAN INCOME AND GROWTH PORTFOLIO seeks
                           primarily to provide a high level of dividend income by investing in dividend paying equity securities. Capital appreciation is a secondary objective.

                               ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO
                           seeks long-term capital appreciation. It invests primarily in the equity securities of small companies with market capitalizations within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

                           ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. (advised
                       by Alliance Capital Management L.P.)

                               ALLIANCE VP PREMIER GROWTH PORTFOLIO seeks to
                           achieve growth of capital by pursuing aggressive investment policies. It invests principally in

                        10                                FUTURITY CORPORATE VUL
                           equity securities of a limited number of large, carefully selected, high-quality U.S. companies.

                               ALLIANCE VP TECHNOLOGY PORTFOLIO seeks growth of
                           capital and invests for capital appreciation, and only incidentally for current income. The Portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements.

                               ALLIANCE VP GROWTH AND INCOME PORTFOLIO seeks to
                           provide reasonable current income and reasonable opportunities for appreciation by investing primarily in dividend-paying common stocks of good quality.

                               ALLIANCE VP WORLDWIDE PRIVATIZATION PORTFOLIO
                           seeks long-term capital appreciation by investing primarily in securities of issuers that are undergoing or have undergone privatizations. The Portfolio seeks to take advantage of investment opportunities that are created by privatizations of state enterprises in both established and developing countries.

                               ALLIANCE VP QUASAR PORTFOLIO seeks growth of
                           capital by pursuing aggressive investment policies. It invests primarily in U.S. common stocks and other equity-type securities issued by smaller companies with favorable growth prospects.

                           DREYFUS STOCK INDEX FUND (advised by the Dreyfus
                       Corporation) seeks to match the performance of the S&P 500-Registered Trademark-.

                           GOLDMAN SACHS VARIABLE INSURANCE TRUST ("VIT")
                       (advised by Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), except for Goldman Sachs International Equity Fund, which is advised by Goldman Sachs Asset Management International, GSAMI).

                               GOLDMAN SACHS VIT CORE(SM) LARGE CAP GROWTH FUND
                           seeks long-term growth of capital by investing in a broadly diversified portfolio of equity securities of large cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

                               GOLDMAN SACHS VIT CORE(SM) U.S. EQUITY FUND seeks
                           long-term growth of capital and dividend income by investing in a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

                        11                                FUTURITY CORPORATE VUL

                               GOLDMAN SACHS VIT INTERNET TOLLKEEPER FUND seeks
                           long-term growth of capital by investing at least 90% of its total assets in equity securities and at least 65% of its total assets in equity securities of Internet Tollkeeper companies, which are companies in the media, telecommunications, technology and Internet sectors.

                               GOLDMAN SACHS VIT CAPITAL GROWTH FUND seeks
                           long-term growth of capital by investing at least 90% of its total assets in equity securities.

                           INVESCO VARIABLE INVESTMENT FUNDS, INC. (advised by
                       INVESCO Funds Group, Inc.)

                               INVESCO VIF DYNAMICS FUND seeks to achieve growth
                           of capital by investing primarily in common stocks of companies with market capitalizations between $2 billion and $15 billion at the time of purchase.

                               INVESCO VIF SMALL COMPANY GROWTH FUND seeks to
                           achieve growth of capital by investing primarily in equity securities of companies with market capitalizations under $2 billion at the time of purchase.

                           LORD ABBETT SERIES FUND, INC. (ADVISED BY LORD,
                       ABBETT & CO.)

                               MID CAP VALUE PORTFOLIO seeks capital
                           appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.

                               GROWTH AND INCOME PORTFOLIO seeks to provide
                           long-term growth of capital and income without excessive fluctuation in market value.

                               INTERNATIONAL PORTFOLIO seeks long-term capital
                           appreciation.

                           FIDELITY VARIABLE INSURANCE PRODUCTS FUNDS (Advised
                       by Fidelity Management & Research Company. Fidelity, Fidelity Investments and Contrafund-TM- are registered trademarks of FMR Corp.)

                               VIP CONTRAFUND-TM- PORTFOLIO seeks long-term
                           capital appreciation by investing primarily in common stocks of companies whose stocks are undervalued by the market.

                               VIP GROWTH PORTFOLIO seeks to achieve capital
                           appreciation by investing primarily in common stocks with above-average growth potential.

                        12                                FUTURITY CORPORATE VUL

                               VIP OVERSEAS PORTFOLIO seeks long-term growth of
                           capital by investing primarily in common stocks of foreign issuers.

                           MFS/SUN LIFE SERIES TRUST (advised by Massachusetts
                       Financial Services Company, an affiliate of the Company)

                               CAPITAL APPRECIATION SERIES will seek to maximize
                           capital appreciation by investing in securities of all types, with major emphasis on common stocks.

                               EMERGING GROWTH SERIES will seek long-term growth
                           of capital.

                               GOVERNMENT SECURITIES SERIES will seek current
                           income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.

                               HIGH YIELD SERIES will seek high current income
                           and capital appreciation by investing primarily in certain low rated or unrated fixed income securities (possibly with equity features) of U.S. and foreign issuers.

                               MASSACHUSETTS INVESTORS GROWTH STOCK SERIES will
                           seek to provide long-term growth of capital and future income rather than current income.

                               MASSACHUSETTS INVESTORS TRUST SERIES will seek
                           long-term growth of capital with a secondary objective to seek reasonable current income.

                               NEW DISCOVERY SERIES will seek capital
                           appreciation.

                               TOTAL RETURN SERIES will mainly seek to obtain
                           above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.

                               UTILITIES SERIES will seek capital growth and
                           current income (income above that available from a portfolio invested entirely in equity securities) by investing under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

                           RYDEX VARIABLE TRUST (advised by Rydex Funds, Inc.)

                        13                                FUTURITY CORPORATE VUL

                               RYDEX VT NOVA FUND seeks to provide investment
                           results that correspond to 150% of the daily performance of the S&P 500 Index.

                               RYDEX VT OTC FUND seeks to provide investment
                           results that correspond to a benchmark for over-the-counter securities. The Fund's current benchmark is the NASDAQ 100 Index.

                           SUN CAPITAL ADVISERS TRUST(SM) (advised by Sun
                       Capital Advisers, Inc., an affiliate of the Company; Davis Select Advisers, L.P., serves as investment subadviser to SC(SM) Davis Financial Fund and
                       SC(SM) Davis Venture Value Fund; INVESCO Funds Group, Inc. serves as investment subadviser to the SC(SM) INVESCO Energy Fund, SC(SM) INVESCO Health Sciences Fund, SC(SM) INVESCO Technology Fund and SC(SM) INVESCO Telecommunications Fund; Neuberger Berman Management, Inc. serves as subadviser to SC(SM) Neuberger Berman Mid Cap Growth Fund and SC(SM)Neuberger Berman Mid Cap Value Fund; OpCap Advisors serves as investment subadviser to SC(SM) Value Equity Fund, SC(SM) Value Managed Fund, SC(SM) Value Mid Cap Fund, and SC(SM) Value Small Cap Fund; Wellington Management Company, LLP, serves as investment subadviser to SC(SM) Blue Chip Mid Cap Fund, SC(SM)Investors Foundation Fund and SC(SM) Select Equity Fund.)

                               SC(SM) DAVIS FINANCIAL FUND seeks growth of
                           capital by investing primarily in the common stock of financial services companies.

                               SC(SM) DAVIS VENTURE VALUE FUND seeks growth of
                           capital by investing primarily in the common stock of U.S. companies with market capitalizations of at least $5 billion.

                               SC(SM) INVESCO ENERGY FUND seeks growth by
                           investing primarily in the equity securities of companies doing business in the energy sector.

                               SC(SM) INVESCO HEALTH SCIENCES FUND seeks growth
                           by investing primarily in the equity securities of companies doing business in the health sciences sector.

                               SC(SM) INVESCO TECHNOLOGY FUND seeks growth by
                           investing primarily in the equity securities of companies doing business in the technology sector.

                               SC(SM) INVESCO TELECOMMUNICATIONS FUND primarily
                           seeks growth and, secondarily, seeks income by investing primarily in the equity securities of companies doing business in the telecommunications sector.

                        14                                FUTURITY CORPORATE VUL

                               SC(SM) NEUBERGER BERMAN MID CAP GROWTH FUND seeks
                           growth of capital by investing primarily in equity securities of companies with market capitalizations from $1 billion to $12 billion at the time of purchase. The fund's subadviser targets already successful companies that could be even more so.

                               SC(SM) NEUBERGER BERMAN MID CAP VALUE FUND seeks
                           growth of capital by investing primarily in equity securities of companies with market capitalizations from $1 billion to $12 billion at the time of purchase. The fund's subadviser looks for well-managed companies whose stock prices are undervalued.

                               SC(SM) VALUE EQUITY FUND seeks long-term capital
                           appreciation by investing primarily in a diversified portfolio of equity securities listed on the New York Stock Exchange.

                               SC(SM) VALUE MANAGED FUND seeks growth of capital
                           over time by investing primarily in a portfolio consisting of common stocks, fixed income securities, and cash equivalents. The subadviser will vary the allocation depending on its assessments of the relative values of such investments.

                               SC(SM) VALUE MID CAP FUND seeks long-term capital
                           appreciation by investing primarily in equity securities of companies with market capitalizations of between $500 million and $8 billion at time of purchase.

                               SC(SM) VALUE SMALL CAP FUND seeks capital
                           appreciation by investing primarily in a diversified portfolio of equity securities of companies with market capitalizations of under $2 billion at time of purchase.

                               SC(SM) BLUE CHIP MID CAP FUND seeks long-term
                           capital growth by investing primarily in common stocks and other equity securities of U.S. companies with market capitalizations within the range represented by the Standard & Poor's Mid Cap 400 Index.

                               SC(SM) INVESTORS FOUNDATION FUND seeks long-term
                           capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations generally within the range represented by the Standard & Poor's 500 Index. Investments are selected using a combination of fundamental analysis and quantitative tools.

                        15                                FUTURITY CORPORATE VUL

                               SC(SM) SELECT EQUITY FUND seeks long-term capital
                           growth by investing in 20 to 40 common stocks and other equity securities of large capitalization U.S. companies selected primarily from the Standard & Poor's 500 Index.

                               SUN CAPITAL INVESTMENT GRADE BOND FUND(SM) seeks
                           high current income consistent with relative stability of principal by investing at least 80% of its assets in investment grade bonds. The Fund may invest up to 20% of its assets in lower rated or unrated bonds (also known as high yield or junk bonds.)

                               SUN CAPITAL MONEY MARKET FUND(SM) seeks to
                           maximize current income, consistent with maintaining liquidity and preserving capital, by investing exclusively in high quality U.S. dollar-denominated money market securities.

                               SUN CAPITAL REAL ESTATE FUND(SM) primarily seeks
                           long-term capital growth and, secondarily, seeks current income and growth of income. The Fund invests at least 80% of its assets in securities of real estate investment trusts and other real estate companies.

                       FEES AND EXPENSES OF THE FUNDS

                           Fund shares are purchased at net asset value, which
                       reflects the deduction of investment management fees and other expenses. The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio securities. Other expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Fund, and actual expenses may vary.

                           Because they are assessed at the fund level, you will
                       indirectly bear the fees and expenses of the Funds you select. The table contained in the front part of this prospectus shows the fees and expenses paid by the Funds as a percentage of average net assets. These fees and expenses are more fully described in the Fund Prospectuses which accompany this prospectus.

                       POTENTIAL CONFLICTS

                           We, as well as other affiliated and unaffiliated
                       insurance companies, may also purchase shares of the Funds on behalf of other separate accounts used to fund variable benefits payable under other variable life insurance and variable annuity contracts. As a result, it is possible, though we do not anticipate, that a material conflict may arise between the interests of our policyowners with respect to the Variable Account and those of other variable contractowners with

                        16                                FUTURITY CORPORATE VUL
                       respect to the other separate accounts that participate in the Funds. The Funds have agreed to monitor themselves for the existence of any material conflict between the interests of variable contractowners. In the event of such a conflict involving a Fund, we will take any steps necessary to remedy the conflict including withdrawing the assets of the Variable Account from the Fund. If the Variable Account or another separate account withdraws its assets from a Fund for this reason, the Fund may be forced to sell its portfolio securities at disadvantageous prices which would negatively affect the investment performance of the corresponding Sub-Account.

                                         ABOUT THE POLICY

                           This prospectus describes the standard features of
                       the Policy. Your Policy, as issued, may differ in some respects due to legal requirements of the state where your Policy is issued.

                       APPLICATION AND ISSUANCE

                           To apply for a Policy, you must submit an application
                       to our Principal Office. We will then follow underwriting procedures designed to determine the insurability of the proposed insured. We offer the Policy on a regular (or medical) underwriting, simplified underwriting, or guaranteed issue basis. The proposed insured generally must be less than 81 years old for a Policy to be issued. For Policies underwritten on a medical or simplified basis, we may require that the proposed insured undergo one or more medical examinations and that you provide us with such additional information as we may deem necessary, before an application is approved. We will issue Policies on a guaranteed basis with respect to certain groups of insureds. Policies issued on a guaranteed basis must be pre-approved based on information you provide to us on a master application and on certain other underwriting requirements which all members of a proposed group of insureds must meet. Proposed insureds must be acceptable risks based on our underwriting limits and standards. We will not issue a Policy until the underwriting process has been completed to our satisfaction. In addition, we reserve the right to reject any application that does not meet our underwriting requirements or to "rate" an insured as a substandard risk, which will result in increased Monthly Cost of Insurance charges.

                        17                                FUTURITY CORPORATE VUL
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 There are two                 DEATH BENEFIT COMPLIANCE TEST.  Your Policy
 tax-law compliance    must, at all times, satisfy one of two legal standards
 tests. You select     for it to qualify as life insurance and thus be entitled
 which applies to      to receive favorable tax treatment under applicable
 your Policy.          federal tax law. We will refer to these standards as the
                       "Cash Value Accumulation Test" and the "Guideline
                       Premium Test." Under both tests, the Death Benefit must effectively always equal or exceed your Account Value multiplied by a certain percentage (the "Death Benefit
                       Percentage"). The Death Benefit Percentages for the
                       Guideline Premium Test vary by age, whereas those for the Cash Value Accumulation Test vary by age and sex.
                       The Death Benefit Percentages for the Cash Value
                       Accumulation Test, in general, are greater than those for the Guideline Premium Test. The Guideline Premium
                       Test imposes limits on the amount of premium you may pay under your Policy, whereas the Cash Value Accumulation
                       Test does not.

                           You must specify in your policy application which of
                       these tests will apply to your Policy. You may not change your selection once your Policy has been issued. In general, if your primary objective is maximum accumulation of Account Value during the initial Policy Years, then the Cash Value Accumulation Test would be the more appropriate choice. If your primary objective is the most economically efficient method of obtaining a specified amount of coverage, then the Guideline Premium Test is generally more appropriate. Because your choice of tests depends on complex factors and may not be changed, you should consult with a qualified tax adviser before deciding.

                           INITIAL PREMIUM PAYMENT.  A Minimum Premium, as
                       specified in your Policy, will be due and payable as of the Issue Date. The Minimum Premium will vary based on the insured's Class, Issue Age, and sex and on the amount of insurance coverage. Pending approval of your application, we will allocate any premium payments you make to our General Account. If your application is not approved, we will promptly return your premium payments.

                           EFFECTIVE DATE OF COVERAGE.  Upon approval of your
                       application, we will issue to you a Policy on the life of the insured which will set forth your rights and our obligations. The Effective Date of Coverage for the Policy will be the latest of--

 The ISSUE DATE is         - the ISSUE DATE,
 the date specified        - the date we approve the application for your
 as such in your             Policy, or
 Policy, from which        - the date you pay a premium equal to or in excess
 Policy                      of the Minimum Premium.
 Anniversaries,
 Policy Years and
 Policy Months are
 measured.

                        18                                FUTURITY CORPORATE VUL
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                           INSURABLE INTEREST REQUIREMENT.  You must have an
                       insurable interest in the life of the insured up to the full amount of insurance coverage. Otherwise, your Policy will not qualify as life insurance under applicable state insurance and federal tax law. You should consult with a qualified adviser when determining the amount of coverage and before taking any action to increase the amount of existing coverage to ensure that you have an insurable interest for the full amount of coverage.

                       FREE LOOK PERIOD

                           If you are not satisfied with your Policy, you may
                       return it by delivering or mailing it to Our Principal Office or to the sales representative through whom you purchased the Policy within 20 days from the date of receipt (unless a different period is applicable under state law) or within 45 days after your application is signed, whichever period ends later (the "Free Look Period").

                           If you return your Policy during the Free Look
                       Period, your Policy will be deemed void and you will receive a refund equal to the sum of--

                           -   the difference between any premium
                               payments made, including fees and
                               charges, and the amounts allocated to
                               the Variable Account;

                           -   the value of the amounts allocated to
                               the Variable Account on the date the
                               cancellation request is received by us
                               or the sales representative through
                               whom you purchased the Policy, and

                           -   any fees or charges imposed on amounts
                               allocated to the Variable Account.

                           If required by applicable state insurance law,
                       however, you will receive instead a refund equal to the sum of all premium payments made, without regard to the investment experience of the Variable Account. Unless you are entitled to receive a full refund of premium, you bear all of the investment risks with respect to the amount of any net premiums allocated to the Variable Account during the Free Look Period with respect to your Policy.

                           If you are entitled under applicable state law to
                       receive a full refund during the Free Look Period, we will allocate net premium payments to the Sun Capital Money Market Fund Sub-Account during that period beginning on the Investment Start Date. Upon expiration of the Free-Look Period, we will reallocate your Account Value and allocate future net premium payments in accordance with your instructions.

                        19                                FUTURITY CORPORATE VUL
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                       PREMIUM PAYMENTS

 The frequency and         In general, you may choose the frequency and amount
 amount of your        of any additional premium payments subject to the limits
 premium payments may  described below. You will be required, however, to make
 have tax              an initial minimum premium payment, as described above.
 consequences.         All premium payments should be made payable to "Sun Life
                       Assurance Company of Canada (U.S.)" and mailed to our Principal Office.

                           GENERAL LIMITATIONS.  We reserve the right to limit
                       the number of premium payments we accept on an annual basis. No premium payment may be less than $100 without our consent, although we will accept a smaller premium payment if it is necessary to keep your Policy in force. We reserve the right not to accept a premium payment that causes the Death Benefit to increase by an amount that exceeds the premium received and we may require satisfactory evidence of insurability before we accept such a premium.

                           GUIDELINE PREMIUM TEST LIMITATIONS.  The Guideline
                       Premium Test limits the amount of premium you may pay per year. We will not accept premium payments that would, in our opinion, exceed these limits, if you have chosen this test as the applicable Death Benefit Compliance Test, unless you have expressly directed us to do so. We will inform you of the applicable maximum premium limitations for the coming years in our annual report to you. In contrast, the Cash Value Accumulation Test does not impose any additional limitations on the amount of premium you may pay.

                           PLANNED PERIODIC PREMIUMS.  While you are not
                       required to make premium payments according to a fixed schedule, you may select a planned periodic premium schedule and corresponding billing period, subject to our premium limits. In general, the billing period must be annual or semiannual. We will send reminder notices for the planned periodic premium at the beginning of each billing period unless reminder notices have been suspended as described below. You are not required, however, to pay the planned periodic premium; you may increase or decrease premium payments, subject to our limits, and you may skip a planned payment or make unscheduled payments. You may change your planned payment schedule or the billing period, subject to our approval. Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep your Policy in force, and you may need to change your planned payment schedule or make additional payments in order to prevent termination of your Policy. We reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the grace period). We will notify you prior to suspending reminder notices. We will also suspend reminder notices at your written request.

                        20                                FUTURITY CORPORATE VUL
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 NET PREMIUM is the        ALLOCATION OF NET PREMIUM.  We will allocate NET
 amount you pay as     PREMIUM among the Sub-Accounts in accordance with your
 premium minus         allocation instructions, except during the Free Look
 Expense Charges       Period as described above. You will be required to
 Applied to Premium.   specify initial allocation percentages in your policy
                       application. You must allocate at least five percent of Net Premium to each Sub-Account you select, although, we reserve the right to reduce this minimum allocation percentage. All percentages must be in whole numbers.

                           You may change the allocation of future Net Premium
                       at any time by writing to our Service Center. An allocation change will be effective as of the date our Service Center receives your request for that change.

                           MODIFIED ENDOWMENT CONTRACTS.  Less favorable federal
                       tax rules apply to life insurance policies that are defined as "Modified Endowment Contracts." One way your Policy could become a Modified Endowment Contract is if you pay premiums in excess of applicable tax-law limitations.

                           We will notify you if we receive a premium that
                       would, in our opinion, cause your Policy to become a Modified Endowment Contract. We will not credit the premium unless we receive specific instructions from you to do so. If we have not received instructions within 24 hours of the date we sent notice to you, we will immediately return the premium.

                       ADDITIONAL PROTECTION BENEFIT RIDER (APB RIDER)

                           The Policy may be issued with an APB Rider. This
                       rider provides life insurance coverage, annually renewable to Attained Age 100, on the life of the insured equal to the amount of the APB Rider Death Benefit. You will be required to specify the initial APB Rider Face Amount in your policy application.

                           The cost of the APB Rider will be included in the
                       Monthly Cost of Insurance deduction. The applicable guaranteed maximum Monthly Cost of Insurance Rates for the APB Rider Death Benefit exceed those for the Base Death Benefit.

                        21                                FUTURITY CORPORATE VUL
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 TARGET PREMIUM is         Two otherwise identical Policies with the same Total
 the amount of         Face Amount will have different TARGET PREMIUMS
 premium specified as  depending on how much of the TOTAL FACE AMOUNT is such in your Policy,  attributable to the Specified Face Amount versus the APB
 used to determine     Rider Face Amount. Target Premium will be lower for the
 our sales load        Policy which has the greater APB Rider Face Amount,
 charges.              which will result in lower sales load deductions for
 TOTAL FACE AMOUNT is  that Policy.
 the sum of the            If you convert your Policy to a flexible premium
 Specified Face        universal life insurance policy, any related APB Rider
 Amount and the APB    will terminate automatically. An APB Rider will also
 Rider Face Amount.    terminate ON THE EARLIEST OF--

                           -   our receipt of your written request
                               for termination,

                           -   the lapse of your Policy because of
                               insufficient value, or

                           -   the insured's Attained Age 100 if the
                               Maturity Date Extension Rider is in
                               effect, or

                           -   the termination of the Policy.

                       MATURITY DATE EXTENSION RIDER

                           You may elect to extend the maturity date beyond the
                       insured's Attained Age 100. No further premium will be accepted and no further deduction for Monthly Cost of Insurance will be made. The Base Death Benefit will be equal to the Account Value. There is no charge for the rider.

                           The Policy may not qualify as life insurance beyond
                       the insured's Attained Age 100 and may be subject to tax consequences. We recommend that you receive counsel from your tax advisor. This rider may not be available in all states.

                       ENHANCED CASH SURRENDER VALUE ENDORSEMENT

                           The endorsement provides an enhanced cash surrender
                       value benefit if you surrender the Policy during the first ten Policy Years and such surrender is not made pursuant to an exchange under Section 1035 of the Internal Revenue Code (or any successor provision). The benefit is a return of a certain percentage of premium paid. Percentages for each Policy Year are shown in the endorsement. The amount available for Policy loan or partial surrender will not increase due to the endorsement. The endorsement may not be available in all states.

                        22                                FUTURITY CORPORATE VUL
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                       DEATH BENEFIT

                           POLICY PROCEEDS.  If your Policy is in force at the
                       time of the insured's death and we have received Due Proof of the insured's death, we will pay your designated beneficiary an amount equal to--

                           -   the amount of the Base Death Benefit,
                               MINUS

                           -   the amount of any outstanding Policy
                               Debt, PLUS

                           -   the amount of any APB Rider Death
                               Benefit, PLUS

                           -   the amount of any other supplemental
                               benefits.

                           The amount of the Base Death Benefit depends upon the
                       death benefit option in effect at the time of the insured's death.

                           DEATH BENEFIT OPTIONS.  The Policy has two death
                       benefit options. You will be required to select one of them in your policy application.

                           OPTION A--SPECIFIED FACE AMOUNT.  Under this option,
                       the Base Death Benefit is THE GREATER OF--

                           -   your Policy's Specified Face Amount,
                               or

                           -   the Account Value multiplied by the
                               applicable Death Benefit Percentage.

                           OPTION B--SPECIFIED FACE AMOUNT PLUS ACCOUNT
                       VALUE. Under this option, the Base Death Benefit is THE GREATER OF--

                           -   the Specified Face Amount plus the
                               Account Value, or

                           -   the Account Value multiplied by the
                               applicable Death Benefit Percentage.

                           Option B is not available, however, and you will be
                       deemed to have elected Option A, if you have chosen the Cash Value Accumulation Test as the applicable Death Benefit Compliance Test.

                           At any time the Base Death Benefit is defined as the
                       Account Value multiplied by the applicable Death Benefit Percentage, and the Base Death Benefit minus Account Value exceeds your Policy's Total Face Amount, we reserve the right to distribute Account Value to you as a partial surrender to the extent necessary so that the Base Death Benefit minus Account Value will equal the Total Face Amount. You will not have the option of providing evidence of insurability to maintain a higher level of Base Death Benefit.

                        23                                FUTURITY CORPORATE VUL

                           We will notify you in writing if we exercise our
                       right to distribute Account Value to you as a partial surrender as described above. You may allocate the partial surrender among the Sub-Accounts of the Variable Account. If you do not specify the allocation, then we will allocate the partial surrender among the Sub-Accounts in the same proportion that the Account Value of each Sub-Account bears to the aggregate Account Value of all Sub-Accounts on the date of partial surrender.

                           CHANGES IN THE DEATH BENEFIT OPTION.  If you have
                       chosen the Guideline Premium Test as the applicable Death Benefit Compliance Test, then you may change the death benefit option, subject to our underwriting rules in effect at the time of the change. Requests for a change must be made in writing to our Service Center. The effective date of the change will be the Policy Anniversary on or next following the date of receipt of your request.

                           If you change from Option B to Option A, we will
                       increase the Specified Face Amount by the Account Value. If you change from Option A to Option B, we will reduce the Specified Face Amount by the Account Value. In either case, the amount of the Base Death Benefit at the time of change will not be altered, but the change will affect the determination of the Base Death Benefit going forward.

                           A change in the death benefit option could cause
                       total premiums paid prior to the change to exceed the applicable maximum premium limitations under the Guideline Premium Test. The change could also reduce these limitations for future premium payments. If the requested change causes total premiums paid to exceed the applicable maximum premium limitations, you will be required to make a partial surrender of your Policy. You should consult a qualified tax adviser before changing the death benefit option.

                           APB RIDER DEATH BENEFIT.  The APB Rider Death Benefit
                       is THE GREATER OF ZERO OR THE RESULT OF the APB Rider Face Amount minus the excess, if any, of the Base Death Benefit over--

                           -   the Specified Face Amount, if the
                               applicable death benefit option is
                               Option A, or

                           -   the Specified Face Amount plus the
                               Account Value, if the applicable death
                               benefit option is Option B.

                           MINIMUM FACE AMOUNT.  Total Face Amount is the sum of
                       the Specified Face Amount and the APB Rider Face Amount. In general, the Total Face Amount must be at least $50,000, of which the Specified Face Amount must be at least $5,000. We reserve the right to waive these minimums and to offer your

                        24                                FUTURITY CORPORATE VUL

                       Policy only in conjunction with an APB Rider with a specified APB Rider Face Amount.

                           CHANGES IN FACE AMOUNT.  After the end of the first
                       Policy Year, you may change the Specified Face Amount and, if applicable, the APB Rider Face Amount, subject to our underwriting rules in effect at the time of the change. Unless you specify otherwise, we will first apply a change to the APB Rider Face Amount to the extent possible. You must send your request for a change to our Service Center in writing. The Effective Date of Coverage for changes will be--

                           -   for any increase in coverage, the
                               Monthly Anniversary Day that falls on
                               or next follows the date we approve
                               the supplemental application for the
                               increase; and

                           -   for any decrease in coverage, the
                               Monthly Anniversary Day that falls on
                               or next follows the date we receive
                               your request.

                           INCREASES IN FACE AMOUNT.  An increase in the
                       Specified Face Amount and, if applicable, the APB Rider Face Amount, is subject to our underwriting rules in effect at the time of the increase. You may be required to submit satisfactory evidence of the insured's insurability.

                           DECREASES IN FACE AMOUNT.  The Specified Face Amount
                       may not decrease to less than the Minimum Specified Face Amount specified in your Policy. Similarly, a decrease in Specified Face Amount or APB Rider Face Amount may not decrease the Total Face Amount to an amount less than the Minimum Total Face Amount specified in your Policy. A decrease in face amount will be applied--

                           -   first, to the most recent increase;

                           -   second, to the next most recent
                               increases in reverse chronological
                               order; and

                           -   finally, to the initial face amount.

                           A decrease in the Specified Face Amount or APB Rider
                       Face Amount could cause total premiums paid prior to the change to exceed the applicable maximum premium limitations under the Guideline Premium Test. The change could also reduce these limitations for future premium payments. If the requested change causes total premiums paid to exceed the applicable maximum premium limitations, you will be required to make a partial surrender of your Policy. You should consult a qualified tax adviser before decreasing the Specified Face Amount or APB Rider Face Amount.

                        25                                FUTURITY CORPORATE VUL

                       ACCOUNT VALUE

                           Your Account Value is the sum of the amounts in each
                       Sub-Account of the Variable Account with respect to your Policy, plus the amount of the Loan Account.

                           We measure the amounts in the Sub-Accounts in terms
                       of Units and Unit Values. On any given day, the amount you have in a Sub-Account is equal to the Unit Value multiplied by the number of Units credited to you in that Sub-Account. The Units for each Sub-Account will have different Unit Values.

 A VALUATION DATE is       Amounts allocated to a Sub-Account will be used to
 any day on which we, purchase Units of the Sub-Account. Units are redeemed the applicable Fund, when you make partial surrenders, undertake policy loans
 and the New York      or transfer amounts from a Sub-Account, and for payment
 Stock Exchange are    of the Mortality and Expense Risk Charge, the Monthly
 open for business.    Expense Charge, and the Monthly Cost of Insurance
 The VALUATION PERIOD  Charge. The number of Units of each Sub-Account
 is the period of      purchased or redeemed is determined by dividing the
 time from one         dollar amount of the transaction by the Unit Value for
 determination of      the Sub-Account. The Unit Value for each Sub-Account is
 Unit Values to the    set at $10.00 for its first VALUATION DATE. The Unit
 next.                 Value for any subsequent Valuation Date is equal to the
                       Unit Value for the preceding Valuation Date multiplied by the Net Investment Factor. The Unit Value of a Sub-
                       Account for any Valuation Date is determined as of the close of the VALUATION PERIOD ending on that Valuation
                       Date.

                           Transactions are normally processed on the date we
                       receive a premium at our Principal Office or any acceptable written or telephonic request is received at our Service Center. If your premium or request is received on a date that is not a Valuation Date, or after the close of the New York Stock Exchange on a Valuation Date, the transaction will be processed on the next Valuation Date.

 The INVESTMENT START      ACCOUNT VALUE IN THE SUB-ACCOUNTS.  The Account
 DATE is the date we   Value attributable to each Sub-Account of the Variable
 apply your first      Account on the INVESTMENT START DATE equals--
 premium payment,          - that portion of Net Premium received and allocated
 which will be THE           to the Sub-Account, MINUS
 LATER OF the Issue        - the Monthly Expense Charges due on the Issue Date
 Date, the Business          and subsequent Monthly Anniversary Days through
 Day we approve your         the Investment Start Date, MINUS
 policy application,       - the Monthly Cost of Insurance deductions due from
 or the Business Day         the Issue Date through the Investment Start Date.
 we receive a premium
 equal to or in
 excess of the
 Minimum Premium.

                        26                                FUTURITY CORPORATE VUL

                           The Account Value attributable to each Sub-Account of
                       the Variable Account on subsequent Valuation Dates is equal to--

                           -   the Account Value attributable to the
                               Sub-Account on the preceding Valuation
                               Date multiplied by that Sub-Account's
                               Net Investment Factor, MINUS

                           -   the Daily Risk Percentage multiplied
                               by the number of days in the Valuation
                               Period multiplied by the Account Value
                               in the Sub-Account, PLUS

                           -   that portion of Net Premium received
                               and allocated to the Sub-Account
                               during the current Valuation Period,
                               PLUS

                           -   any amounts transferred by you to the
                               Sub-Account from another Sub-Account
                               during the current Valuation Period,
                               PLUS

                           -   that portion of any loan repayment
                               allocated to the Sub-Account during
                               the current Valuation Period, PLUS

                           -   that portion of any interest credited
                               on the Loan Account which is allocated
                               to the Sub-Account during the current
                               Valuation Period, MINUS

                           -   any amounts transferred by you from
                               the Sub-Account to another Sub-Account
                               during the current Valuation Period,
                               MINUS

                           -   that portion of any partial surrenders
                               deducted from the Sub-Account during
                               the current Valuation Period, MINUS

                           -   that portion of any Policy loan
                               transferred from the Sub-Account to
                               the Loan Account during the current
                               Valuation Period, MINUS

                           -   if a Monthly Anniversary Day occurs
                               during the current Valuation Period,
                               that portion of the Monthly Expense
                               Charge for the Policy month just
                               beginning charged to the Sub-Account,
                               MINUS

                           -   if a Monthly Anniversary Day occurs
                               during the current Valuation Period,
                               that portion of the Monthly Cost of
                               Insurance for the Policy month just
                               ending charged to the Sub-Account,
                               MINUS

                           -   if you surrender during the current
                               Valuation Period, that portion of the
                               pro-rata Monthly Cost of Insurance for
                               the Policy month charged to the
                               Sub-Account.

                        27                                FUTURITY CORPORATE VUL

 A Sub-Account's Unit      NET INVESTMENT FACTOR.  The Net Investment Factor is
 Value on any          used to measure the Sub-Account's investment performance
 Valuation Date is     from one Valuation Period to the next. This factor will
 equal to the Unit     be greater or less than or equal to one, corresponding
 Value for the         to a positive or negative or to a lack of change in the
 preceding Valuation   Sub-Account's investment performance for the preceding
 Date multiplied by    Valuation Period.
 the Net Investment        The Net Investment Factor for each Sub-Account for
 Factor.               any Valuation Period is determined by dividing the net
                       result of--

                           -   the net asset value of a mutual fund
                               share held in the Sub-Account
                               determined as of the end of the
                               Valuation Period, PLUS

                           -   the per share amount of any dividend
                               or other distribution declared on fund
                               shares held in the Sub-Account if the
                               "ex-dividend" date occurs during the
                               Valuation Period, PLUS OR MINUS

 Although we do not        -   a per share credit or charge with respect to any
 currently take any            taxes reserved for by us, or paid by us if not
 federal, state or             previously reserved for, during the Valuation
 local taxes into              Period which are determined by us to be
 account when                  attributable to the operation of the
 determining the Net           Sub-Account,
 Investment Factor,
 we reserve the right
 to do so.

                           --by the net asset value of a fund share held in the
                       Sub-Account determined as of the end of the preceding Valuation Period.

                           ACCOUNT VALUE IN THE LOAN ACCOUNT.  The Account Value
                       in the Loan Account is zero on the Investment Start Date.

                           The Account Value in the Loan Account on any day
                       after the Investment Start Date equals--

                           -   the Account Value in the Loan Account
                               on the preceding day credited with
                               interest at the rate specified in the
                               Policy as the "interest credited on
                               Loan Account rate" of 4%, PLUS

                           -   any amount transferred from
                               Sub-Accounts to the Loan Account for
                               Policy loans requested on that day,
                               MINUS

                           -   any loan repayments made on that day,
                               MINUS

                           -   if that day is a Policy Anniversary,
                               any amount transferred to the
                               Sub-Accounts by which the Loan Account
                               Value exceeds the outstanding Policy
                               loan.

 Your Policy may           INSUFFICIENT VALUE.  If the Account Value minus the
 terminate if your     outstanding Policy Debt is less than or equal to zero on
 Account Value minus   a Valuation Date, then your Policy will terminate for no
 any outstanding       value, subject to a grace period described below.
 Policy Debt drops to
 zero.

                        28                                FUTURITY CORPORATE VUL

 You will have 61          GRACE PERIOD.  If, on a Valuation Date, your Policy
 days to pay enough    will terminate by reason of insufficient value, we will
 premium to prevent    allow a grace period. This grace period will allow 61
 termination.          calendar days from that Valuation Date for the payment
                       of a Net Premium sufficient to cover the deductions from the Account Value. Notice of premium due will be mailed to your last known address or the last known address of any assignee of record. We will assume that your last known address is the address shown on your policy application (or notice of assignment), unless we have received satisfactory written notice of a change in address. If the premium due is not paid during the grace period, then the Policy will terminate without value at the end of the 61 day period without further notice. The
                       Policy will continue to remain in force during this grace period. If the Policy Proceeds become payable during the grace period, then we will deduct any overdue
                       Monthly Cost of Insurance and Monthly Expense Charge from the amount payable.

                           SPLITTING UNITS.  We reserve the right to split or
                       combine the value of Units. In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Policy.

                       TRANSFER PRIVILEGES

                           You normally may at any time transfer all or a
                       portion of your Account Value among Sub-Accounts. We will make transfers pursuant to an authorized written request to our Service Center.

                           You may transfer a specified dollar amount or a
                       specified percentage of a Sub-Account's value.

                           Your transfer privileges are subject to our consent.
                       We reserve the right to impose limitations on transfers, including, but not limited to--

                           -   the minimum amount that may be
                               transferred; and

                           -   the minimum amount that may remain in
                               a Sub-Account following a transfer
                               from that Sub-Account.


                       We do not reserve any right to impose charges for transfers.


                           The Policy is not designed for professional market
                       timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Policy. Accordingly, such transfers may be subject to special restrictions.

                           In addition, transfer privileges are subject to any
                       restrictions that may be imposed by the Funds.

                        29                                FUTURITY CORPORATE VUL

                       ACCESSING YOUR ACCOUNT VALUE

 SALES LOAD REFUND AT      SURRENDER.  You may surrender your Policy for its
 SURRENDER is that     Cash Surrender Value at any time. If you do, the
 portion of any        insurance coverage and all other benefits under the
 premium paid in the   Policy will terminate. The Cash Surrender Value is--
 Policy Year of            - the Account Value, MINUS
 surrender that we         - the outstanding balance of any outstanding Policy
 will refund if you          Debt, PLUS
 surrender your            - the benefit payable under the Enhanced Cash
 Policy in the first         Surrender Value endorsement, if any, PLUS
 three Policy Years.       - the SALES LOAD REFUND AT SURRENDER, if any.

 Partial surrenders        PARTIAL SURRENDERS.  You may make a partial
 reduce your Policy's  surrender of your Policy once each Policy Year after the
 Total Face Amount     first Policy Year by written request to our Service
 and may have tax      Center. The amount of any partial surrender may not
 consequences.         exceed the Account Value minus any outstanding Policy
                       Debt. Unless you provide us satisfactory evidence that the insured remains an acceptable risk based on our underwriting limits and standards, the Total Face Amount will be reduced to the extent necessary so that
                           - the death benefit minus the Account Value
                             immediately after the Partial Surrender DOES NOT EXCEED
                           - the death benefit minus the Account Value
                             immediately before the Partial Surrender.

                           If you provide satisfactory evidence of insurability,
                       the death benefit will be equal to what it was immediately prior to the partial surrender. After the partial surrender, the Specified Face Amount may not be lower than the minimum Specified Face Amount and the Total Face Amount may not be lower than the minimum Total Face Amount.

                           You may allocate a partial surrender among the
                       Sub-Accounts of the Variable Account. If you do not specify the allocation, then we will allocate the partial surrender among the Sub-Accounts in the same proportion that the Account Value of each Sub-Account bears to the aggregate Account Value of all Sub-Accounts on the date of partial surrender.

                        30                                FUTURITY CORPORATE VUL

 You may borrow from       POLICY LOANS.  You may request a policy loan of up
 us using your Policy  to 90% of your Account Value, decreased by the balance
 as collateral.        of any outstanding Policy Debt on the date the policy
                       loan is made. We will transfer Account Value equal to the amount of the policy loan from the Sub-Accounts to the Loan Account on the date the policy loan is made.
                       You may allocate the policy loan among the Sub-
                       Accounts. If you do not specify the allocation, then we will allocate the policy loan among the Sub-Accounts in the same proportion that the Account Value of each Sub-Account bears to the aggregate Account Value of all Sub-Accounts immediately prior to the loan.

                           Interest on the policy loan will accrue daily at an
                       annual rate of 5% in Policy Years one through ten and 4.25% thereafter. This interest will be due and payable to us in arrears on each Policy Anniversary. Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and in the same manner as the prior policy loan.

                           All funds we receive from you will be credited to
                       your Policy as premium unless we have received satisfactory written notice that the funds are to be applied to repay a policy loan. It is generally advantageous to repay a loan rather than to make a premium payment, because premium payments incur expense charges but loan repayments do not. Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans. We will accept repayment of any policy loan at any time before Maturity. The amount of the loan repayment up to the outstanding balance of the policy loan will be transferred from the Loan Account to the Sub-Accounts. You may allocate the loan repayment among the Sub-Accounts. If you do not specify the allocation, then we will allocate the loan repayment among the Sub-Accounts in the same proportion that the Account Value of each Sub-Account bears to the total Account Value minus the Loan Account immediately prior to the loan repayment.

                           DEFERRAL OF PAYMENT.  We will usually pay any amount
                       due from the Variable Account within seven days after the Valuation Date following our receipt of written notice for payment or, in the case of death of the insured, Due Proof of such death. Payment of any amount payable from the Variable Account on death, surrender, partial surrender, or policy loan may be postponed whenever--

                           -   the New York Stock Exchange is closed,
                               other than customary weekend and
                               holiday closing, or trading on that
                               exchange is otherwise restricted;

                           -   the SEC, by order, permits
                               postponement for the protection of
                               policyowners; or

                        31                                FUTURITY CORPORATE VUL

                           -   an emergency exists as determined by
                               the SEC, as a result of which disposal
                               of securities is not reasonably
                               practicable, or it is not reasonably
                               practicable to determine the value of
                               the assets of the Variable Account.

                       CHARGES, DEDUCTIONS AND REFUNDS

                           EXPENSE CHARGES APPLIED TO PREMIUM.  We deduct
                       charges from each premium payment for premium taxes and our federal tax obligations and as a sales load.

                           States and a few cities and municipalities may impose
                       taxes on premiums paid for life insurance, which generally range from 2% to 4% of premium but may exceed 4% in some states (for example, Kentucky). We will from time to time determine the applicable premium tax rate based on the rate we expect to pay. The premium tax rate is guaranteed not to exceed 4% for all states except Kentucky, in which case it is guaranteed not to exceed 9%.

                           We deduct a 1.25% charge from each premium payment
                       for our federal tax obligations. This charge is guaranteed not to exceed 1.25%.

 TARGET PREMIUM            We also charge a 8.75% sales load on each premium
 varies based on the   payment up to an amount of Target Premium specified in
 Specified Face        your Policy and a 2.25% sales load on premiums paid in
 Amount and the        excess of TARGET PREMIUM for each of the first seven
 insured's Issue Age   Policy Years. Sales load rates are guaranteed not to
 and sex.              exceed these amounts. There are no sales load charges
                       after the seventh Policy Year. We may reduce or waive the sales load for certain group or sponsored arrangements and corporate purchasers.

                           SALES LOAD REFUND AT SURRENDER.  If you surrender
                       your Policy during the first three Policy Years, we will refund 100% of the sales load charged against premium payments MADE DURING THE POLICY YEAR IN WHICH YOU SURRENDERED YOUR POLICY.

                           MORTALITY AND EXPENSE RISK CHARGE.  We deduct a daily
                       charge from the assets of the Variable Account for the mortality and expense risks we assume with respect to the Policy. This charge is based on the applicable Daily Risk Percentage, which we will from time to time determine based on our expectations of future interest, mortality experience, persistency, expenses and taxes. Expressed as an equivalent annual rate, the Daily Risk Percentage is guaranteed not to exceed 0.60% (0.00163894% daily) of assets. Our current effective annual rates as a percentage of assets are--

                           -   0.40% (0.00109371% daily) for Policy
                               Years 1 through 10;

                        32                                FUTURITY CORPORATE VUL

                           -   0.25% (0.00068408%) for Policy Years
                               11 through 20; and

                           -   0.20% (0.00054740%) thereafter.

                           The mortality risk we assume is that the group of
                       lives insured under the Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that the costs of issuing and administering Policies may be more than we estimated.

                           MONTHLY EXPENSE CHARGE.  We deduct a flat charge at
                       the beginning of each month to cover administrative and other expenses actually incurred. We will from time to time determine the applicable Monthly Expense Charge based on our expectations of future expenses, which will not exceed $13.75 in any Policy Month. We will allocate the Monthly Expense Charge among the Sub-Accounts in the same proportion that the Account Value of each Sub-Account bears to the aggregate Account Value of all Sub-Accounts immediately prior to the deduction. Currently, the Monthly Expense Charge is $13.75 per month for the first Policy Year and $7.50 per month thereafter.

                           MONTHLY COST OF INSURANCE.  We deduct a Monthly Cost
                       of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage. This charge is made, in arrears, at the end of each Policy Month. If you surrender your Policy on any day other than a Monthly Anniversary Day, we will deduct a cost of insurance charge on a pro-rata basis. We will allocate the Monthly Cost of Insurance deduction among Sub-Accounts in the same proportion that the Account Value of each Sub-Account bears to the aggregate Account Value of all Sub-Accounts immediately prior to the deduction.

                           Monthly cost of insurance rates are based on the
                       length of time the Policy has been in force and on the insured's sex (except for unisex Policies), Issue Age, Class and table rating, if any. We will from time to time determine the applicable rates based on our expectations of future experience with respect to mortality, persistency, interest rates, expenses and taxes. Our cost of insurance rates for coverage under the Policy are guaranteed not to exceed the applicable maximum monthly rates shown in your Policy which are based on the 1980 Commissioner's Standard Ordinary Mortality Table A (for males and unisex Policies) or Table G (for females), unless the insured has been rated a substandard risk. Our cost of insurance rates for coverage under the APB Rider are guaranteed not to exceed the applicable maximum monthly rates shown in your Policy. In general, the maximum monthly rates for coverage under the APB Rider will not exceed 125% of the monthly rates based on the 1980 CSO Mortality Table A (for males and unisex Policies) or G (for females), unless the insured has been rated a substandard risk. Monthly cost of insurance rates for

                        33                                FUTURITY CORPORATE VUL
                       classes of insureds with substandard risk ratings are based on multiples of the CSO Mortality Tables described above.

                           REDUCTION OF CHARGES.  We reserve the right to reduce
                       any of our charges and deductions in connection with the sale of the Policy if we expect that the sale may result in cost savings, subject to any requirements we may from time to time impose. We may change our requirements based on experience. We will determine the propriety and amount of any reduction. No reduction will be unfairly discriminatory against the interests of any class of policyowner.

                       TERMINATION OF POLICY

                           Your Policy will terminate on the earliest of--

                           -   the date we receive your request to
                               surrender,

                           -   the expiration date of the grace
                               period due to insufficient value, or

                           -   the date of insured's death.

                       OTHER POLICY PROVISIONS

                           ALTERATION.  Our sales representatives do not have
                       the authority to either alter or modify your Policy or to waive any of its provisions. The only persons with this authority are our president, actuary, secretary, or one of our vice presidents.

                           ASSIGNMENTS.  During the lifetime of the insured, you
                       may assign all or some of your rights under the Policy. All assignments must be filed at our Service Center and must be in satisfactory written form. The assignment will then be effective as of the date you signed the form, subject to any action taken before we receive it at our Service Center. We are not responsible for the validity or legal effect of any assignment.

                           RIGHTS OF OWNER.  While the insured is alive, unless
                       you have assigned any of these rights, you may--

                           -   transfer ownership to a new owner;

                           -   name a contingent owner who will
                               automatically become the owner of the
                               Policy if you die before the insured;

                           -   change or revoke a contingent owner;

                           -   change or revoke a beneficiary; and

                        34                                FUTURITY CORPORATE VUL

                           -   exercise all other rights in the
                               Policy.

                           When you transfer your rights to a new owner, you
                       automatically revoke any prior contingent owner designation. You do not affect a prior beneficiary when you merely transfer ownership, or change or revoke a contingent owner designation. When you want to change or revoke a prior beneficiary designation, you have to specify that action.

                           You do not need the consent of a beneficiary or a
                       contingent owner in order to exercise any of your rights. However, you must give us written notice of the requested action. The request must be filed at our Service Center and must be in satisfactory written form. Your request will then, except as otherwise specified in the Policy, be effective as of the date you signed the form, subject to any action taken before we receive it at our Service Center.

                           RIGHTS OF BENEFICIARY.  The beneficiary has no rights
                       in the Policy until the death of the insured. If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

                           REPORTS TO POLICYOWNERS.  We will send you a report
                       at least once each Policy Year. The report will show current policy values, premiums paid, and deductions made since the last report. It will also show the balance of any outstanding policy loans and accrued interest on those loans.

                           ILLUSTRATIONS.  Upon request, we will provide you
                       with a hypothetical illustration of future Account Value and Death Benefits. This illustration will be furnished to you for a fee not to exceed $25.

                           CONVERSION.  You may convert your Policy into a
                       flexible premium universal life policy offered by an affiliate, Sun Life Assurance Company of Canada, during the first 24 months after the Issue Date while the Policy is in force. Choice of a new policy is subject to our approval and will be restricted to those policies that offer the same Class and rating as your Policy. Our affiliate will issue the new policy with the same
                       Class and rating as the Policy without new evidence of the insured's insurability. This provision does not apply to the APB Rider, if any, or to any other supplemental benefits that may be attached to the Policy. Any riders or supplemental benefits will terminate automatically when the Policy is converted.

                           MISSTATEMENT OF AGE OR SEX.  If the age or sex
                       (unless a unisex Policy) of the insured is stated incorrectly in your policy application, the amounts payable by us will be adjusted.

                        35                                FUTURITY CORPORATE VUL

                           MISSTATEMENT DISCOVERED AT DEATH--The Death Benefit
                       will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex.

                           MISSTATEMENT DISCOVERED PRIOR TO DEATH--The Account
                       Value will be recalculated from the Issue Date using the Monthly Cost of Insurance rates based on the correct age or sex.

                           SUICIDE.  Unless state law otherwise requires, if the
                       insured, whether sane or insane, commits suicide within two years after the Issue Date, we will not pay any part of the Policy Proceeds. We will refund to you the premiums paid, minus the amount of any Policy Debt and any partial surrenders.

                           INCONTESTABILITY.  All statements made in an
                       application or in a supplemental application are representations and not warranties. We will rely on these statements when approving the issuance, increase in face amount, increase in Base Death Benefit over premium paid, or change in death benefit option of the Policy. We can use no statement in defense of a claim unless the statement was made in the application or in a supplemental application. In the absence of fraud, after a Policy has been in force during the lifetime of the insured for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums. However, any increase in the Total Face Amount which is effective after the Issue Date will be incontestable only after the increase has been in force during the lifetime of the insured for two years from the effective date of coverage of the increase. Any increase in Base Death Benefit over premium paid or increase in Base Death Benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the insured for two years from the date of the increase.

                           ADDITION, DELETION OR SUBSTITUTION OF
                       INVESTMENTS. Subject to our obtaining any necessary regulatory approvals, shares of other registered open-end investment companies or unit investment trusts may be substituted both for fund shares already purchased by the Variable Account and/or as the security to be purchased in the future. In addition, the investment policies of the Sub-Accounts will not be changed without the approval of the Insurance Commissioner of the State of Delaware. We also reserve the right to eliminate or combine existing Sub-Accounts or to transfer assets between Sub-Accounts. In the event of any substitution or other act described above, we may make appropriate amendment to the Policy to reflect the substitution.

                           NONPARTICIPATING.  The Policy does not pay dividends.
                       The Policy does not share in our profits or surplus earnings.

                        36                                FUTURITY CORPORATE VUL

                           MODIFICATION.  Upon notice to you, we may modify the
                       Policy if that modification--

                           -   is necessary to make the Policy or the
                               Variable Account comply with any law
                               or regulation issued by a governmental
                               agency to which we are or the Variable
                               Account is subject;

                           -   is necessary to assure continued
                               qualification of the Policy under the
                               Internal Revenue Code or other federal
                               or state laws as a life insurance
                               policy;

                           -   is necessary to reflect a change in
                               the operation of the Variable Account
                               or the Sub-Accounts; or

                           -   adds, deletes or otherwise changes
                               Sub-Account options.

                           We also reserve the right to modify certain
                       provisions of the Policy as stated in those provisions. In the event of any such modification, we may make appropriate amendment to the Policy to reflect the modification.

                           ENTIRE CONTRACT.  Your entire contract with us
                       consists of the Policy, your policy application, any riders, any endorsements and any attached copies of supplemental applications. Any hypothetical illustrations prepared in connection with the Policy do not form a part of our contract with you and are intended solely to provide information about how policy values may be affected by different investment returns and other factors.

                                     PERFORMANCE INFORMATION

 We may present the        From time to time, we may advertise TOTAL RETURN and
 performance of the    AVERAGE ANNUAL TOTAL RETURN of the Funds. This
 underlying fund       performance information is based on historical earn-
 options in sales      ings and is not intended to indicate future performance.
 literature.

                           Total return for a Fund refers to the total of the
                       income generated by the Fund net of total operating expenses plus capital gains and losses, realized or unrealized, for the Fund. Total return for the Sub-Accounts refers to the total of the income generated by the Fund net of total operating expenses plus capital gains and losses, realized or unrealized, for the Fund and net of the mortality and expense risk charge. Average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative return if the Fund's or Sub-Account's performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in the return of the Fund or Sub-Account, they are not the same as actual year-by-year results.

                        37                                FUTURITY CORPORATE VUL

                           We may compare performance information in reports and
                       promotional literature to--

                           -   the S&P 500, Dow Jones Industrial
                               Average, Lehman Brothers Aggregate
                               Bond Index or other unmanaged indices
                               so that investors may compare the
                               Sub-Account results with those of a
                               group of unmanaged securities widely
                               regarded by investors as
                               representative of the securities
                               markets in general;

                           -   other groups of variable life separate
                               accounts or other investment products
                               tracked by Lipper Analytical Services,
                               a widely used independent research
                               firm which ranks mutual funds and
                               other investment products by overall
                               performance, investment objectives,
                               and assets, or tracked by other
                               services, companies, publications, or
                               persons, such as Morningstar, Inc.,
                               who rank such investment products on
                               overall performance or other criteria;
                               or

                           -   the Consumer Price Index (a measure
                               for inflation) to assess the real rate
                               of return from an investment in the
                               Sub-Account.

                           Unmanaged indices may assume the reinvestment of
                       dividends but generally do not reflect deductions for administrative and management costs and expenses.

                           We may provide in advertising, sales literature,
                       periodic publications or other materials information on various topics of interest to policyowners and prospective policyowners. Topics may include--

                           -   the relationship between sectors of
                               the economy and the economy as a whole
                               and its effect on various securities
                               markets, investment strategies and
                               techniques (such as value investing,
                               market timing, dollar cost averaging,
                               asset allocation, constant ratio
                               transfer and account rebalancing);

                           -   the advantages and disadvantages of
                               investing in tax-deferred and taxable
                               investments;

                           -   customer profiles and hypothetical
                               purchase and investment scenarios;

                           -   financial management and tax and
                               retirement planning; and

                           -   investment alternatives to
                               certificates of deposit and other
                               financial instruments, including
                               comparisons between the Policy and the
                               characteristics of and market for such
                               financial instruments.

                        38                                FUTURITY CORPORATE VUL

                           The Policy was first offered to the public in 1997.
                       We may, however, advertise total return data based on the period of time that the Funds have been in existence. The results for any period prior to the time the Policy was first publicly offered will be calculated as if the Policy had been offered during that period of time.

                                          VOTING RIGHTS

                           We will vote shares of the Funds held in the Variable
                       Account in accordance with instructions received from policyowners having a voting interest in the corresponding Sub-Accounts, to the extent required by law. We will provide each policyowner who has a voting interest in a Sub-Account with the proxy materials of the corresponding Fund, together with an appropriate form for the policyowner to submit its voting instructions to us. We will vote shares for which we receive no timely instructions, together with shares not attributable to any Policy, in the same proportion as those shares held by the Sub-Account for which we receive instructions.

                           We will determine the number of shares for which you
                       are entitled to provide voting instructions as of the record date established for the applicable Fund. This number is determined by dividing your Account Value in the Sub-Account, if any, by the net asset value of one share in the corresponding Fund.

                           We may, if required by state insurance regulators,
                       disregard voting instructions if the instructions require shares to be voted to cause a change in the subclassification or investment objective of one or more of the Funds, or to approve or disapprove an investment advisory contract for a Fund. In addition, we may disregard voting instructions in favor of any change in the investment policies or in any investment adviser or principal underwriter of a Fund. Our disapproval of any such change must be reasonable and, in the case of a change in investment policies or investment adviser, based on a good faith determination that the change would be contrary to state law or otherwise inappropriate in light of the objectives and purposes of the Fund. If we disregard voting instructions, we will include a summary of and the reasons for that action in our next periodic report to policyowners.

                           We reserve the right to vote shares held in the
                       Variable Account in our own right, if permitted by applicable law.

                                      DISTRIBUTION OF POLICY

                           We will offer the Policy only in jurisdictions where
                       the Policy may be lawfully sold. The Policy may be sold only by persons who are licensed insurance agents under applicable state law and who are licensed by the National

                        39                                FUTURITY CORPORATE VUL

                       Association of Securities Dealers, Inc. (the "NASD") to sell variable insurance contracts as a registered representative of a broker-dealer which has entered into a distribution agreement with us and our general distributor, Clarendon Insurance Agency, Inc., one of our wholly-owned subsidiaries. Clarendon is a registered broker-dealer and member of the NASD. Clarendon's principal business offices are located at One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

 We pay registered         We may pay commissions in connection with sales of
 broker-dealers to     the Policy, and we may pay bonuses, as well as expense
 sell the Policy.      and training allowances. The maximum commission payable
                       will be 20% of premium paid in the first Policy Year, 10% of premium paid in Policy Years two through four, and 3% of premium paid in Policy Years five through seven. We may also pay a commission of--

                           -   up to 0.15% of Account Value for
                               Policy Years one through twenty; and

                           -   up to 0.10% of Account Value
                               thereafter.

                                    FEDERAL TAX CONSIDERATIONS

                           The following is a summary of our understanding of
                       current federal income tax laws and is not intended as tax advice. You should be aware that Congress has the power to enact legislation affecting the tax treatment of life insurance contracts which could be applied retroactively. New judicial or administrative interpretation of federal income tax law may also affect the tax treatment of life insurance contracts. The Internal Revenue Code of 1986, as amended (the "Code"), is not in force in the Commonwealth of Puerto Rico. Accordingly, some references in this summary will not apply to Policies issued in Puerto Rico. Any person contemplating the purchase of a Policy or any transaction involving a Policy should consult a qualified tax adviser. WE DO NOT MAKE ANY REPRESENTATION OR PROVIDE ANY GUARANTEE REGARDING THE FEDERAL, STATE OR LOCAL TAX TREATMENT OF ANY POLICY OR ANY TRANSACTION INVOLVING A POLICY.

                       OUR TAX STATUS

                           We are taxed as a life insurance company under
                       Subchapter L of the Code. Although we account for the operations of the Variable Account separately from our other operations for purposes of federal income taxation, the Variable Account currently is not separately taxable as a regulated investment company or other taxable entity.

                           Taxes we pay, or reserve for, that are attributable
                       to the earnings of the Variable Account could affect the Net Investment Factor, which in turn affects your Account Value. Under existing federal income tax law, however, the income

                        40                                FUTURITY CORPORATE VUL

                       (consisting primarily of interest, dividends and net capital gains) of the Variable Account, to the extent applied to increase reserves under the Policy, is not taxable to us. Similarly, no state or local income taxes are currently attributable to the earnings of the Variable Account. Therefore, we do not take any federal, state or local taxes into account when determining the Net Investment Factor. We may take taxes into account when determining the Net Investment Factor in future years if, due to a change in law, our tax status or otherwise, such taxes are attributable to the earnings of the Variable Account.

                       TAXATION OF POLICY PROCEEDS

                           Section 7702 of the Code provides certain tests for
                       whether a policy will be treated as a "life insurance contract" for tax purposes. Provided that the owner of a Policy has an insurable interest in the insured, we believe that the Policy meets these tests, and thus should receive the same federal income tax treatment as a fixed life insurance contract. As such, the death benefit under the Policy will generally be eligible for exclusion from the gross income of the beneficiary under Section 101 of the Code, and the owner will not be deemed to be in constructive receipt of the increases in Cash Surrender Values, including additions attributable to interest, dividends, appreciation or gains realized upon transfers among the Sub-Accounts, until actual receipt thereof. HOWEVER, YOU WILL BE TAXABLE ON ALL OF THE ACCUMULATED INCOME UNDER A POLICY ON ITS MATURITY DATE AND THERE CAN BE NO ASSURANCE THAT AN ELECTION TO EXTEND THE MATURITY DATE OF A POLICY WILL AVOID THAT RESULT. IN ADDITION, A CORPORATE OWNER MAY BE SUBJECT TO ALTERNATIVE MINIMUM TAX ON THE ANNUAL INCREASES IN CASH SURRENDER VALUES AND ON THE PORTION OF THE DEATH BENEFIT UNDER A POLICY THAT EXCEEDS ITS CASH SURRENDER VALUE.

                           To qualify as a life insurance contract under Section
                       7702, the Policy must satisfy certain actuarial requirements. Section 7702 requires that actuarial calculations be based on mortality charges that meet the "reasonable mortality charge" requirements set forth in the Code, and other charges reasonably expected to be actually paid that are specified in the Policy. The law relating to reasonableness standards for mortality and other charges is based on statutory language and certain IRS pronouncements that do not address all relevant issues. Accordingly, although we believe that the mortality and other charges that are used in the calculations (including those used with respect to Policies issued to so-called "sub-standard risks") meet the applicable requirements, we cannot be certain. It is possible that future regulations will contain standards that would require us to modify the mortality and other charges used in the calculations, and we reserve the right to make any such modifications.

                           For a variable contract like the Policy to qualify as
                       life insurance for federal income tax purposes, it also must comply with the investment diversification

                        41                                FUTURITY CORPORATE VUL
                       rules found in Section 817 of the Code. We believe that the Variable Account complies with the diversification requirements prescribed by Section 1.817-5 of the Treasury Regulations. We also believe that the owner does not have excessive control over the assets underlying the Policy that would cause the owner to be treated as owning the investments underlying the Policy for federal income tax purposes. If guidelines are adopted which would treat the owner as having excessive control over the investments underlying the Policy, we will take any action (including modification of the Policy or the Variable Account) necessary to comply with the guidelines.

                           The tax consequences of distributions from, and loans
                       taken from or secured by, a Policy depend on whether the Policy is classified as a Modified Endowment Contract under Section 7702A of the Code. Due to the flexibility of the payment of premiums and other rights you have under the Policy, classification of the Policy as a Modified Endowment Contract will depend upon the individual operation of each Policy. A Policy is a Modified Endowment Contract if the aggregate amount paid under the Policy at any time during the first seven Policy Years exceeds the sum of the net level premiums that would have been paid on or before such time if the Policy provided for paid up future benefits after the payment of seven level annual premiums. If there is a reduction in benefits during the first seven Policy Years, the foregoing computation is made as if the Policy originally had been issued at the reduced benefit level. If there is a "material change" to the Policy, the seven year testing period for Modified Endowment Contract status is restarted. A life insurance contract received in exchange for a Modified Endowment Contract also will be treated as a Modified Endowment Contract.

                           We have undertaken measures to prevent payment of a
                       premium from inadvertently causing the Policy to become a Modified Endowment Contract. In general, you should consult a qualified tax adviser before undertaking any transaction involving your Policy to determine whether such a transaction would cause the Policy to become a Modified Endowment Contract.

                           If a Policy is not a Modified Endowment Contract,
                       cash distributions from the Policy are treated first as a nontaxable return of the owner's "Investment in the Policy" and then as a distribution of the income earned under the Policy, which is subject to tax. (An exception to this general rule occurs when a cash distribution is made in connection with certain reductions in the death benefit under the Policy in the first fifteen contract years. Such a cash distribution is taxed in whole or in part as ordinary income.) Loans from, or secured by, a Policy that is not a Modified Endowment Contract generally are treated as bona fide indebtedness, and thus are not included in the owner's gross income.

                        42                                FUTURITY CORPORATE VUL

                           If a Policy is a Modified Endowment Contract,
                       distributions from the Policy are treated as ordinary income subject to tax up to the amount equal to the excess of the Account Value (which includes unpaid policy loans) immediately before the distribution over the Investment in the Policy. Loans taken from, or secured by, such a Policy, as well as due but unpaid interest thereon, are taxed in the same manner as distributions from the Policy. A 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, a Modified Endowment Contract that is included in income except when the distribution or loan is made on or after the owner attains age 59 1/2, is attributable to the owner's becoming disabled, or is part of a series of substantially equal periodic payments for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of the owner and the owner's Beneficiary. These exceptions are not likely to apply where the Policy is not owned by an individual (or held in trust for an individual). For purposes of the computations described in this paragraph, all Modified Endowment Contracts issued by us (or our affiliates) to the same owner during any calendar year are treated as one Modified Endowment Contract.

                           There are substantial limits on the deductibility of
                       policy loan interest. You should consult a qualified tax adviser regarding such deductions.

                           Upon the complete maturity, surrender or lapse of a
                       Policy, the amount by which the sum of the Policy's Cash Surrender Value and any unpaid Policy Debt exceeds the owner's "Investment in the Policy" (as defined above) is treated as ordinary income subject to tax. Any loss incurred upon surrender generally is not deductible. Any corporation that is subject to the alternative minimum tax will also have to make a separate computation of the Investment in the Policy and the gain resulting from the maturity of a Policy, or a surrender or lapse of a Policy for purposes of that tax.

                           The term "Investment in the Policy" means--

                           -   the aggregate amount of any premiums
                               or other consideration paid for a
                               Policy, MINUS

                           -   the aggregate amount received under a
                               Policy which is excluded from the
                               owner's gross income (other than loan
                               amounts), PLUS

                           -   the amount of any loan from, or
                               secured by, a Policy that is a
                               Modified Endowment Contract (as
                               defined below) to the extent that such
                               amount is included in the owner's
                               gross income.

                           The "Investment in the Policy" is increased by any
                       unpaid Policy Debt on a Policy that is a Modified Endowment Contract in order to prevent double taxation of income. Since the Policy Debt was treated as a taxable distribution

                        43                                FUTURITY CORPORATE VUL
                       at the time the Policy Debt was incurred, the failure to increase the "Investment in the Policy" by the Policy Debt would cause such amount to be taxed again upon a Policy surrender or lapse.

                           The amount realized that is taken into account in
                       computing the gain on the complete surrender or lapse of a Policy will include any unpaid Policy Debt on a Policy that is a Modified Endowment Contract even though that amount has already been treated as a taxable distribution.

                           If a policy is not a Modified Endowment Contract,
                       then the Investment in the Policy is not affected by the receipt of a loan from, or secured by a Policy.

                           Whether or not the Policy is a Modified Endowment
                       Contract, however, no payment of the principal of, or the interest due under, any loan from or secured by a Policy will affect the amount of the Investment in the Policy.

                           An owner generally will not recognize gain upon the
                       exchange of the Policy for another life insurance policy issued by us or another insurance company, except to the extent that the owner receives cash in the exchange or is relieved of policy indebtedness as a result of the exchange. In no event will the gain recognized exceed the amount by which the Policy's Account Value (which includes unpaid policy loans) exceeds the owner's Investment in the Policy.

                           A transfer of the Policy, a change in the owner, a
                       change in the beneficiary, certain other changes to the Policy and particular uses of the Policy (including use in a so called "split-dollar" arrangement) may have tax consequences depending upon the particular circumstances and should not be undertaken prior to consulting with a qualified tax adviser. For instance, if you transfer your Policy or designate a new owner in return for valuable consideration (or, in some cases, if the transferor is relieved of a liability as a result of the transfer), then the death benefit payable upon the death of the insured may in certain circumstances be includible in your taxable income to the extent that the death benefit exceeds the prior consideration paid for the transfer and any premiums and other amounts paid later by the transferee. Further, in such a case, if the consideration received exceeds your Investment in the Policy, the difference will be taxed to you as ordinary income.

                           Federal, as well as state and local, estate,
                       inheritance and other tax consequences of ownership or receipt of Policy Proceeds will depend on your individual circumstances and those of the beneficiary.

                        44                                FUTURITY CORPORATE VUL

                               OUR DIRECTORS AND EXECUTIVE OFFICERS

                           Our directors and executive officers are listed
                       below, together with information as to their ages, dates of election, and principal business occupations during the last five years (if other than their present business occupations). Except as otherwise indicated, those directors and officers who are associated with Sun Life Assurance Company of Canada and/or its subsidiaries have been associated with Sun Life Assurance Company of Canada for more than five years either in the position shown or in other positions. The asterisks below denote the year that the indicated director was elected to our board of directors.

                       DONALD A. STEWART, Chairman and Director (1996)* 150 King Street West
                       Toronto, Ontario, Canada M5H 1J9

                           He is Chairman and Chief Executive Officer and a
                       Director of Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada; Chairman and a Director of Sun Life Insurance and Annuity Company of New York; and a Director of Sun Life of Canada (U.S.) Financial Services Holdings, Inc. and Massachusetts Financial Services Company.

                       C. JAMES PRIEUR, Vice Chairman and Director (1998)* 150 King Street West
                       Toronto, Ontario, Canada M5H 1J9

                           He is President and Chief Operating Officer of Sun
                       Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada. He formerly held the positions of Senior Vice President and General Manager for the United States and Vice President, Investments for the United States for Sun Life Assurance Company of Canada. He currently is Vice Chairman and a Director of Sun Life Insurance and Annuity Company of New York; Chairman and a Director of Sun Capital Advisers, Inc.; Chairman of the Board and Executive Vice President and Trustee, Sun Capital Advisers Trust; President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (Japan), Inc., and Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.; and a Director of Sun Life of Canada (U.S.) Financial Services Holdings, Inc. and Massachusetts Financial Services Company.

                        45                                FUTURITY CORPORATE VUL

                       JAMES A. MCNULTY, III, President and Director (1999)* One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Executive Vice President, U.S. Operations for
                       Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada; President and Director of Sun Life Insurance and Annuity Company of New York; and Chairman and Director of Sun Life of Canada (U.S.) Distributors, Inc. He is President and a Director of Sun Life of Canada (U.S.) SPE 97-I, Inc., Sun Benefit Services Company, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial Services Limited, and Sun Canada Financial Co.; Senior Vice President and a Director of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. Sun Life of Canada (U.S.) Holdings, Inc., and Sun Life Financial (Japan), Inc.; and a Director of Clarendon Insurance Agency, Inc., Sunesco Insurance Agency, Inc., and the Support Committee for Battered Women.

                       JAMES C. BAILLIE, Director (2000)
                       Torys, Suite 3000, Maritime Life Tower
                       Toronto, Ontario, Canada M5K 1N2

                           He is Counsel to the law firm Torys where he was
                       formerly a Partner with a strong emphasis in the business law area. He is a Director of Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada, Sun Life Financial Services of Canada Inc., and Corel Corporation and FPI Ltd.

                       DAVID D. HORN, Director (1985)*
                       257 Lake Street
                       P.O. Box 24
                       New Vineyard, Maine 04956

                           He was formerly Senior Vice President and General
                       Manager for the United States of Sun Life Assurance Company of Canada, retiring in December 1997. He is a Director of Sun Life Insurance and Annuity Company of New York; a Trustee of MFS/Sun Life Series Trust; and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, Global Governments Variable Account, Total Return Variable Account, and Managed Sectors Variable Account.

                        46                                FUTURITY CORPORATE VUL

                       ANGUS A. MACNAUGHTON, Director (1985)*
                       481 Kingswood Lane
                       Danville, California 94506

                           He is President of Genstar Investment Corporation
                       since 1987 and a former Director of Sun Life Financial Services of Canada Inc. and Sun Life Assurance Company of Canada. He is a Director of Sun Life Insurance and Annuity Company of New York, Canadian Pacific Ltd., Varian Semiconductor Equipment Associates, and Diversified Collection Services, Inc.; Vice-Chairman and a Director of Barrick Gold Corporation; a Trustee of the World Affairs Council of Northern California; and a Director of the San Francisco Opera and the Bay Area Council, Boy Scouts of America.

                       S. CAESAR RABOY, Director (1997)*
                       220 Boylston Street
                       Boston, Massachusetts 02110

                           He is a former Senior Vice President and Deputy
                       General Manager for the United States of Sun Life Assurance Company of Canada; and a Director of Sun Life Insurance and Annuity Company of New York.

                       WILLIAM W. STINSON, Director (2000)*
                       Canadian Pacific Limited
                       1800 Bankers Hall, East Tower
                       855 - 2nd Street S.W.
                       Calgary, Alberta T2P 4Z5

                           He is Lead Director of Sun Life Assurance Company of
                       Canada, and a Director of Sun Life Financial Services of Canada Inc. and Sun Life Insurance and Annuity Company of New York. In addition, he is a Director of Pan Canadian Petroleum, Massachusetts Financial Services Company, United Dominion Industries, Grant Forest Products, Inc., and Westshore Terminals Income Fund. In May 1996, Mr. Stinson retired as Chairman and Chief Executive Officer of Canadian Pacific Limited after a 45-year career.

                       JAMES M.A. ANDERSON, Vice President, Investments (1998) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Vice President, Investments of Sun Life
                       Assurance Company of Canada, and Sun Life Insurance and Annuity Company of New York; President and Chief Executive Officer and Trustee of Sun Capital Advisers Trust; President and Chief Investment Officer and Director of Sun Capital Advisers, Inc.; Vice President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun

                        47                                FUTURITY CORPORATE VUL

                       Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial (Japan), Inc., and Sun Canada Financial Co.; Vice President, Investments and Director of Sun Life of Canada (U.S.) Distributors, Inc.; and a Director of Clarendon Insurance Agency, Inc., Sunesco Insurance Agency, Inc., and Sun Benefit Services Company, Inc.

                       DAVEY SCOON, Vice President, Finance and Treasurer (1999) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Vice President and Chief Financial Officer for
                       Sun Life Assurance Company of Canada; Vice President, Finance, Controller, and Treasurer of Sun Life Insurance and Annuity Company of New York; Vice President and Treasurer and Director of Sun Benefit Services Company, Inc., Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial (Japan), Inc, Sun Life of Canada (U.S.) SPE 97-I, Inc., and Sunesco Insurance Agency, Inc.; Vice President and Director of Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial Services Limited, and Sun Canada Financial Co.; Treasurer and Director of Clarendon Insurance Agency, Inc. and Senior Vice President and Treasurer and Director of Sun Capital Advisers, Inc.; Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I; Assistant Treasurer of Sun Capital Advisers Trust; and Chairman and Director of Tufts Associated Health Plan, and Lead Director of Tufts Associated Health Maintenance Organization. He is a member of the Board of Directors for Managed Comp. Prior to October 1999, he was Executive Vice President and Chief Operating Officer of Liberty Funds Group.

                       ROBERT P. VROLYK, Vice President and Actuary (1986) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is the former Vice President and Treasurer of Sun
                       Life of Canada (U.S.). He currently is the Vice President and Chief Actuary of Sun Life Assurance Company of Canada; Vice President and Actuary of Sun Life Insurance and Annuity Company of New York; Vice President and Director of Sun Life of Canada - U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., Sun Canada Financial Co., and Sun Life of Canada (U.S.) Holdings General Partner, Inc.; Vice President and Director of Sun Life of Canada (U.S.) SPE 97-I, Inc.; a Director of Sun Benefit Services Company, Inc.; and a Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I.

                        48                                FUTURITY CORPORATE VUL

                       PETER F. DEMUTH, Vice President and Chief Counsel (1998) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Vice President and Chief Counsel of U.S.
                       Operations for Sun Life Assurance Company of Canada; Vice President and Chief Counsel for Sun Life Insurance and Annuity Company of New York; a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Financial (Japan), Inc., and Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc.; and a Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I. Prior to February 1998, he was a Shareholder at the firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                       ELLEN B. KING, Senior Counsel and Secretary (1998) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           She is Senior Counsel for Sun Life Assurance Company
                       of Canada; Senior Counsel and Secretary for Sun Life Insurance and Annuity Company of New York; and Secretary of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc., Sun Benefit Services Company, Inc., Sun Life of Canada (U.S.) SPE 97-I, Inc., Sun Canada Financial Co., Sun Life Financial (Japan), Inc. and Sun Life of Canada (U.S.) Holdings General Partner, Inc.

                       RONALD J. FERNANDES, Vice President, Retirement Products and Services (1999)
                       One Copley Place
                       Boston, Massachusetts 02116

                           He is Vice President, Retirement Products and
                       Services of Sun Life Insurance and Annuity Company of New York and Sun Life Assurance Company of Canada. He is also a Director of Clarendon Insurance Agency, Inc., Sunesco Insurance Agency, Inc., and Sun Life of Canada (U.S.) Distributors, Inc. Prior to October 1999, Mr. Fernandes was Senior Vice President and Director, Retirement Products and Services of Wheat First Union in Richmond, Virginia.

                           Our directors, officers, and employees are covered
                       under a commercial blanket bond and a liability policy. The directors, officers, and employees of Clarendon Insurance Agency, Inc. are covered under a fidelity bond.

                        49                                FUTURITY CORPORATE VUL

                                        OTHER INFORMATION

                       STATE REGULATION

                           We are subject to the laws of Delaware governing life
                       insurance companies and to regulation by Delaware's Commissioner of Insurance, whose agents periodically conduct an examination of our financial condition and business operations. We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

                           We are required to file an annual statement with the
                       insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

                       LEGAL PROCEEDINGS

                           There are no pending legal proceedings which would
                       have an adverse material effect on the Variable Account. We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

                       EXPERTS

                           Actuarial matters concerning the policy have been
                       examined by John E. Coleman, FSA, MAAA, Assistant Vice President for Corporate Markets of Sun Life Assurance Company of Canada (U.S.).

                       ACCOUNTANTS


                           The financial statements of the Variable Account for
                       the year ended December 31, 2000 and the financial statements of Sun Life Assurance Company of Canada (U.S.) for the years ended December 31, 2000, 1999, and 1998 included in this prospectus have been audited by Deloitte & Touche, LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.


                       REGISTRATION STATEMENTS

                           This prospectus is part of a registration statement
                       that has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policy. It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. You may refer to the registration statement for additional information about us, the Variable Account, the underlying Funds and the Policy.

                       FINANCIAL STATEMENTS

                           Our financial statements, which are included in this
                       prospectus, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the shares of any Fund held in the Variable Account.

                        50                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

STATEMENT OF CONDITION -- December 31, 2000

 ASSETS:                                                         SHARES         COST          VALUE
 Investments in Mutual Funds:                                  ----------   ------------   ------------
     Investments in MFS/Sun Life Series Trust:
       Capital Appreciation Series ("CAS")...................      11,069   $    530,032   $    459,935
       Massachusetts Investors Trust Series ("CGS")..........       4,001        151,451        140,528
       Emerging Growth Series ("EGS")........................      30,188      1,059,743        884,812
       Government Securities Series ("GSS")..................     954,119     12,473,976     12,508,501
       Massachusetts Investors Growth Stock Series ("MIS")...      22,926        343,911        332,656
       Money Market Series ("MMS")...........................  28,066,155     28,066,155     28,066,155
       Research Series ("RES")...............................         597         16,266         14,119
       Total Return Series ("TRS")...........................     130,797      2,485,447      2,575,399
       Utilities Series ("UTS")..............................       7,445        144,618        142,020
       Global Growth Series ("WGO")..........................     160,993      2,966,721      2,973,535
     Investments in Fidelity Variable Insurance Products
       Fund:
       VIP Equity Income Portfolio ("FEI")...................     188,278      4,446,483      4,804,845
       VIP Growth Portfolio ("FGP")..........................     165,419      7,252,398      7,220,538
       VIP High Income Portfolio ("FHI").....................      18,264        189,899        149,398
       VIP Money Market Portfolio ("FMM")....................     517,711        517,711        517,711
     Investments in Fidelity Variable Insurance Products Fund
       II:
       VIP II Asset Manager: Growth Portfolio ("FAM")........      14,567        240,434        209,907
       VIP II Contrafund Portfolio ("FCN")...................      79,813      1,961,039      1,894,761
       VIP II Investment Grade Bond Portfolio ("FIG")........      37,493        455,766        472,032
       VIP II Index 500 Portfolio ("FIP")....................      49,181      6,678,838      7,354,002
     Investments in Neuberger Berman Advisers Management
       Trust:
       Limited Maturity Bond Portfolio ("NLM")...............         499          6,427          6,576
       Mid-Cap Growth Portfolio ("NMC")......................     286,914      6,525,648      6,449,827
       Partners Portfolio ("NPP")............................      76,231      1,306,689      1,232,647
     Investments in J.P. Morgan Series Trust II
       J.P. Morgan Bond Portfolio ("JBP")....................     297,870      3,387,458      3,470,181
       J.P. Morgan Equity Portfolio ("JEP")..................      22,606        376,558        336,834
       J.P. Morgan Small Company Portfolio ("JSC")...........      42,695        644,299        613,959
     Investments in Templeton Variable Insurance Products
       Trust Fund:
       Templeton Growth Securities Fund ("TSF")..............     106,118      1,394,789      1,460,177
       Templeton Stock Fund ("TSF1").........................          --             --             --
     Investments in Dreyfus Variable Investment Fund
       Capital Appreciation Portfolio ("DCA")................       6,414        258,365        249,562
       Growth and Income Portfolio ("DGI")...................       2,683         68,174         63,004
       Small Cap Portfolio ("DSC")...........................     139,906      5,941,084      5,638,196
       Quality Bond Portfolio ("DQB")........................       5,822         63,345         66,313
     Investments in Dreyfus Stock Index Fund ("DSI").........     295,426     10,821,413     10,044,475
     Investments in T. Rowe Price Equity Series, Inc.
       T. Rowe Price Equity Income Portfolio ("REI").........     684,484     13,377,942     13,381,653
       T. Rowe Price New America Growth Portfolio ("RNA")....       6,856        170,653        143,352
     Investments in AIM Variable Insurance Funds, Inc.
       AIM V.I. Capital Appreciation Fund ("ACA")............       3,818        146,814        117,732
       AIM V.I. Value Fund ("AVF")...........................      13,799        453,087        376,860
     Investments in Sun Capital Advisers Trust
       Real Estate Fund ("SRE")..............................       8,441         85,036         94,957
                                                                            ------------   ------------
         NET ASSETS......................................................   $115,008,669   $114,467,159
                                                                            ============   ============

                       See notes to financial statements

                        51                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

                                                                UNITS     UNIT VALUE      VALUE
                                                              ---------   ----------   ------------
NET ASSETS APPLICABLE TO CONTRACT OWNERS:
    CAS.....................................................     30,636    15.0127     $    459,935
    CGS.....................................................     12,248    11.4730          140,528
    EGS.....................................................     42,234    20.9496          884,812
    GSS.....................................................    989,719    12.6384       12,508,501
    MIS.....................................................     27,701    12.0073          332,656
    MMS.....................................................  2,567,848    10.9303       28,066,155
    RES.....................................................      1,127    12.5307           14,119
    TRS.....................................................    183,340    14.0470        2,575,399
    UTS.....................................................      9,603    14.7919          142,020
    WGO.....................................................    169,063    17.5875        2,973,535
    FEI.....................................................    342,157    14.0426        4,804,845
    FGP.....................................................    413,276    17.4708        7,220,538
    FHI.....................................................     17,513     8.5308          149,398
    FMM.....................................................     31,630    12.4472          393,242
    FAM.....................................................     20,005    10.4911          209,907
    FCN.....................................................    113,920    16.6321        1,894,761
    FIG.....................................................     40,277    11.7196          472,032
    FIP.....................................................    453,873    16.2026        7,354,002
    NLM.....................................................        563    11.7100            6,576
    NMC.....................................................    399,848    16.1304        6,449,827
    NPP.....................................................    103,186    11.9458        1,232,647
    JBP.....................................................    276,747    12.5391        3,470,181
    JEP.....................................................     25,322    13.3017          336,834
    JSC.....................................................     46,482    13.2085          613,959
    TSF.....................................................    107,972    13.5249        1,460,177
    TSF1....................................................         --         --               --
    DCA.....................................................     20,620    12.2411          249,562
    DGI.....................................................      5,671    11.1112           63,004
    DSC.....................................................    471,635    11.9546        5,638,196
    DQB.....................................................      5,847    11.3935           66,313
    DSI.....................................................  1,014,144     9.9043       10,044,475
    REI.....................................................  1,210,263    11.0547       13,381,653
    RNA.....................................................     13,825    10.3686          143,352
    ACA.....................................................      9,490    12.4063          117,732
    AVF.....................................................     37,499    10.0496          376,860
    SRE.....................................................      7,805    12.1622           94,957
                                                                                       ------------
      Net Assets Applicable to Contract Owners..............                            114,342,690
                                                                                       ------------
      Net Assets Applicable to Sponsor......................     10,000    12.4472          124,469
                                                                                       ------------
        Total Net Assets............................................................   $114,467,159
                                                                                       ============

                       See notes to financial statements

                        52                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

STATEMENT OF OPERATIONS -- Year Ended December 31, 2000

                                               CAS         CGS(A)          EGS           GSS           MIS           MMS
                                           SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                           -----------   -----------   -----------   -----------   -----------   -----------
 INCOME AND EXPENSES:
   Dividend income and capital gain
     distributions received..............   $  68,308     $   8,778     $  79,841     $  40,880     $ 11,932     $   426,106
                                            ---------     ---------     ---------     ---------     --------     -----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
     transactions:
     Proceeds from sales.................   $ 150,672     $   2,080     $ 203,724     $  41,240     $ 89,634     $47,286,599
     Cost of investments sold............     122,796         2,176       143,176        43,525       73,039      47,286,599
                                            ---------     ---------     ---------     ---------     --------     -----------
     Net realized gains (losses).........   $  27,876     $     (96)    $  60,548     $  (2,285)    $ 16,595     $   --
                                            ---------     ---------     ---------     ---------     --------     -----------
   Net unrealized appreciation
     (depreciation) on investments:
     End of period.......................   $ (70,097)    $ (10,923)    $(174,931)    $  34,525     $(11,255)    $   --
     Beginning of period.................      84,962        --           185,881       (13,922)      43,002         --
                                            ---------     ---------     ---------     ---------     --------     -----------
       Change in unrealized appreciation
         (depreciation)..................   $(155,059)    $ (10,923)    $(360,812)    $  48,447     $(54,257)    $   --
                                            ---------     ---------     ---------     ---------     --------     -----------
     Realized and unrealized gains
       (losses)..........................   $(127,183)    $ (11,019)    $(300,264)    $  46,162     $(37,662)    $   --
                                            ---------     ---------     ---------     ---------     --------     -----------
 INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS.............................   $ (58,875)    $  (2,241)    $(220,423)    $  87,042     $(25,730)    $   426,106
                                            =========     =========     =========     =========     ========     ===========

                                               RES           TRS           UTS           WGO           FEI           FGP
                                           SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                           -----------   -----------   -----------   -----------   -----------   -----------
 INCOME AND EXPENSES:
   Dividend income and capital gain
     distributions received..............   $   2,833     $ 194,558     $   9,222     $ 410,764     $250,933     $   688,057
                                            ---------     ---------     ---------     ---------     --------     -----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
     transactions:
     Proceeds from sales.................   $  12,800     $ 361,504     $  14,605     $ 173,836     $388,730     $   515,332
     Cost of investments sold............      12,871       429,345        13,401       109,809      386,511         342,961
                                            ---------     ---------     ---------     ---------     --------     -----------
     Net realized gains (losses).........   $     (71)    $ (67,841)    $   1,204     $  64,027     $  2,219     $   172,371
                                            ---------     ---------     ---------     ---------     --------     -----------
   Net unrealized appreciation
     (depreciation) on investments:
     End of period.......................   $  (2,147)    $  89,952     $  (2,598)    $   6,814     $358,362     $   (31,860)
     Beginning of period.................       1,570      (150,902)        4,230       909,226      174,537       1,669,520
                                            ---------     ---------     ---------     ---------     --------     -----------
       Change in unrealized appreciation
         (depreciation)..................   $  (3,717)    $ 240,854     $  (6,828)    $(902,412)    $183,825     $(1,701,380)
                                            ---------     ---------     ---------     ---------     --------     -----------
     Realized and unrealized gains
       (losses)..........................   $  (3,788)    $ 173,013     $  (5,624)    $(838,385)    $186,044     $(1,529,009)
                                            ---------     ---------     ---------     ---------     --------     -----------
 INCREASE (DECREASE) IN NET ASSETS FROM
  OPERATIONS.............................   $    (955)    $ 367,571     $   3,598     $(427,621)    $436,977     $  (840,952)
                                            =========     =========     =========     =========     ========     ===========

(a) For the period January 1, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

                       See notes to financial statements

                        53                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

                                               FHI           FMM           FAM           FCN           FIG           FIP
                                           SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                           -----------   -----------   -----------   -----------   -----------   -----------
 INCOME AND EXPENSES:
   Dividend income and capital gain
     distributions received..............  $   11,120     $ 31,041      $   6,123     $ 126,063     $ 30,099     $  113,246
                                           -----------    --------      ---------     ---------     --------     ----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
     transactions:
     Proceeds from sales.................  $   75,992     $ 11,441      $  21,357     $ 224,590     $ 12,821     $  388,982
     Cost of investments sold............      86,307       11,441         24,585       169,255       13,242        277,286
                                           -----------    --------      ---------     ---------     --------     ----------
     Net realized gains (losses).........  $  (10,315)    $ --          $  (3,228)    $  55,335     $   (421)    $  111,696
                                           -----------    --------      ---------     ---------     --------     ----------
   Net unrealized appreciation
     (depreciation) on investments:
     End of period.......................  $  (40,501)    $ --          $ (30,527)    $ (66,278)    $ 16,266     $  675,164
     Beginning of period.................       2,952       --                288       220,588       (2,155)     1,674,973
                                           -----------    --------      ---------     ---------     --------     ----------
       Change in unrealized appreciation
         (depreciation)..................  $  (43,453)    $ --          $ (30,815)    $(286,866)    $ 18,421     $ (999,809)
                                           -----------    --------      ---------     ---------     --------     ----------
     Realized and unrealized gains
       (losses)..........................  $  (53,768)    $ --          $ (34,043)    $(231,531)    $ 18,000     $ (888,113)
                                           -----------    --------      ---------     ---------     --------     ----------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS........................  $  (42,648)    $ 31,041      $ (27,920)    $(105,468)    $ 48,099     $ (774,867)
                                           ===========    ========      =========     =========     ========     ==========

                                               NLM            NMC           NPP           JBP           JEP           JSC
                                           SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                           ------------   -----------   -----------   -----------   -----------   -----------
 INCOME AND EXPENSES:
   Dividend income and capital gain
     distributions received..............  $       939     $    236      $ 241,094     $ 193,544     $ 12,287     $   10,115
                                           -----------     --------      ---------     ---------     --------     ----------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
     transactions:
     Proceeds from sales.................  $61,012,066     $ 59,740      $ 595,308     $ 165,259     $ 88,798     $  203,632
     Cost of investments sold............   59,113,929       45,323        738,929       168,671       83,470        135,995
                                           -----------     --------      ---------     ---------     --------     ----------
     Net realized gains (losses).........  $ 1,898,137     $ 14,417      $(143,621)    $  (3,412)    $  5,328     $   67,637
                                           -----------     --------      ---------     ---------     --------     ----------
   Net unrealized appreciation
     (depreciation) on investments:
     End of period.......................  $       149     $(75,821)     $ (74,042)    $  82,723     $(39,724)    $  (30,340)
     Beginning of period.................      --             7,763         25,537       (45,135)      20,258        109,195
                                           -----------     --------      ---------     ---------     --------     ----------
       Change in unrealized appreciation
         (depreciation)..................  $       149     $(83,584)     $ (99,579)    $ 127,858     $(59,982)    $ (139,535)
                                           -----------     --------      ---------     ---------     --------     ----------
     Realized and unrealized gains
       (losses)..........................  $ 1,898,286     $(69,167)     $(243,200)    $ 124,446     $(54,654)    $  (71,898)
                                           -----------     --------      ---------     ---------     --------     ----------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS........................  $ 1,899,225     $(68,931)     $  (2,106)    $ 317,990     $(42,367)    $  (61,783)
                                           ===========     ========      =========     =========     ========     ==========

                       See notes to financial statements

                        54                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

                                             TSF(B)        TSF1(C)         DCA         DGI(A)          DSC           DQB
                                           SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                           -----------   -----------   -----------   -----------   -----------   -----------
 INCOME AND EXPENSES:
   Dividend income and capital gain
     distributions received..............   $  --         $ 182,660     $  1,645      $  2,471      $ 349,043      $ 2,869
                                            ---------     ---------     --------      --------      ---------      -------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
     transactions:
     Proceeds from sales.................   $ 571,429     $ 626,298     $ 29,206      $  2,570      $  50,006      $10,761
     Cost of investments sold............     565,576       703,061       29,163         2,592         38,904       10,791
                                            ---------     ---------     --------      --------      ---------      -------
     Net realized gains (losses).........   $   5,853     $ (76,763)    $     43      $    (22)     $  11,102      $   (30)
                                            ---------     ---------     --------      --------      ---------      -------
   Net unrealized appreciation
     (depreciation) on investments:
     End of period.......................   $  65,388     $  --         $ (8,803)     $ (5,170)     $(302,888)     $ 2,968
     Beginning of period.................      --           105,897         (177)       --              6,081         (197)
                                            ---------     ---------     --------      --------      ---------      -------
       Change in unrealized appreciation
         (depreciation)..................   $  65,388     $(105,897)    $ (8,626)     $ (5,170)     $(308,969)     $ 3,165
                                            ---------     ---------     --------      --------      ---------      -------
     Realized and unrealized gains
       (losses)..........................   $  71,241     $(182,660)    $ (8,583)     $ (5,192)     $(297,867)     $ 3,135
                                            ---------     ---------     --------      --------      ---------      -------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS........................   $  71,241     $  --         $ (6,938)     $ (2,721)     $  51,176      $ 6,004
                                            =========     =========     ========      ========      =========      =======

                                               DSI           REI           RNA         ACA(A)          AVF           SRE
                                           SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                           -----------   -----------   -----------   -----------   -----------   -----------
 INCOME AND EXPENSES:
   Dividend income and capital gain
     distributions received..............   $ 216,734     $   4,477     $ 15,918      $  3,325      $  17,215      $ 3,902
                                            ---------     ---------     --------      --------      ---------      -------
 REALIZED AND UNREALIZED GAINS (LOSSES):
   Realized gains (losses) on investment
     transactions:
     Proceeds from sales.................   $ 431,432     $  86,477     $  6,155      $ 24,669      $  17,508      $ 1,623
     Cost of investments sold............     397,197        99,260        5,811        24,466         17,012        1,460
                                            ---------     ---------     --------      --------      ---------      -------
     Net realized gains (losses).........   $  34,235     $ (12,783)    $    344      $    203      $     496      $   163
                                            ---------     ---------     --------      --------      ---------      -------
   Net unrealized appreciation
     (depreciation) on investments:
     End of period.......................   $(776,938)    $   3,711     $(27,301)     $(29,082)     $ (76,227)     $ 9,921
     Beginning of period.................     216,897       (11,151)       1,521        --              3,120         (157)
                                            ---------     ---------     --------      --------      ---------      -------
       Change in unrealized appreciation
         (depreciation)..................   $(993,835)    $  14,862     $(28,822)     $(29,082)     $ (79,347)     $10,078
                                            ---------     ---------     --------      --------      ---------      -------
     Realized and unrealized gains
       (losses)..........................   $(959,600)    $   2,079     $(28,478)     $(28,879)     $ (78,851)     $10,241
                                            ---------     ---------     --------      --------      ---------      -------
 INCREASE (DECREASE) IN NET ASSETS
  FROM OPERATIONS........................   $(742,866)    $   6,556     $(12,560)     $(25,554)     $ (61,636)     $14,143
                                            =========     =========     ========      ========      =========      =======

(a) For the period January 1, 2000 (commencement of operations of Sub-Account) through December 31, 2000.
(b) For the period May 1, 2000 (commencement of operations of Sub-Account) through December 31, 2000.
(c) For the period January 1, 2000 through April 30, 2000 (termination of operations of Sub-Account).

                       See notes to financial statements

                        55                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

STATEMENTS OF CHANGES IN NET ASSETS

                                                                CAS                  CGS(A)                  EGS
                                                            SUB-ACCOUNT           SUB-ACCOUNT            SUB-ACCOUNT
                                                    ---------------------------   ------------   ---------------------------
                                                     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                    ------------   ------------   ------------   ------------   ------------
                                                        2000           1999           2000           2000           1999
                                                    ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss)....................   $  68,308       $ 16,738       $  8,778      $  79,841       $    739
  Net realized gains (losses).....................      27,876            736            (96)        60,548          9,682
  Net unrealized gains (losses)...................    (155,059)        69,877        (10,923)      (360,812)       179,134
                                                     ---------       --------       --------      ---------       --------
      Increase (Decrease) in net assets from
        operations................................   $ (58,875)      $ 87,351       $ (2,241)     $(220,423)      $189,555
                                                     ---------       --------       --------      ---------       --------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received....................   $ 143,697       $ 88,046       $ 20,020      $ 392,768       $ 76,314
    Net transfers between Sub-Accounts............      31,331         59,089        124,663        228,321        216,689
    Withdrawals, surrenders, annuitizations and
      contract charges............................     (17,636)        (9,282)        (1,914)       (33,077)        (7,146)
                                                     ---------       --------       --------      ---------       --------
  Increase (Decrease) in net assets from contract
    owner transactions............................   $ 157,392       $137,853       $142,769      $ 588,012       $285,857
                                                     ---------       --------       --------      ---------       --------
    Increase (Decrease) in net assets.............   $  98,517       $225,204       $140,528      $ 367,589       $475,412
NET ASSETS:
  Beginning of period.............................     361,418        136,214         --            517,223         41,811
                                                     ---------       --------       --------      ---------       --------
  End of period...................................   $ 459,935       $361,418       $140,528      $ 884,812       $517,223
                                                     =========       ========       ========      =========       ========

                                                 GSS                           MIS                          MMS
                                             SUB-ACCOUNT                   SUB-ACCOUNT                  SUB-ACCOUNT
                                     ---------------------------   ---------------------------  ---------------------------
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED    YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,  DECEMBER 31,   DECEMBER 31,
                                     ------------   ------------   ------------   ------------  ------------   ------------
                                         2000           1999           2000           1999          2000           1999
                                     ------------   ------------   ------------   ------------  ------------   ------------
OPERATIONS:
  Net investment income (loss).....  $    40,880      $ 16,132       $ 11,932       $ --        $   426,106     $   12,356
  Net realized gains (losses)......       (2,285)       (1,137)        16,595            364        --             --
  Net unrealized gains (losses)....       48,447       (20,658)       (54,257)        43,002        --             --
                                     -----------      --------       --------       --------    ------------    ----------
      Increase (Decrease) in net
        assets from operations.....  $    87,042      $ (5,663)      $(25,730)      $ 43,366    $   426,106     $   12,356
                                     -----------      --------       --------       --------    ------------    ----------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received.....  $   270,193      $313,310       $157,038       $111,816    $48,450,390     $  897,156
    Net transfers between
      Sub-Accounts.................   11,530,718        23,430         (2,826)        84,273    (21,792,259)       262,777
    Withdrawals, surrenders,
      annuitizations and contract
      charges......................      (26,304)      (13,273)       (30,512)        (4,769)      (178,932)       (11,439)
                                     -----------      --------       --------       --------    ------------    ----------
  Increase (Decrease) in net assets
    from contract owner
    transactions...................  $11,774,607      $323,467       $123,700       $191,320    $26,479,199     $1,148,494
                                     -----------      --------       --------       --------    ------------    ----------
    Increase (Decrease) in net
      assets.......................  $11,861,649      $317,804       $ 97,970       $234,686    $26,905,305     $1,160,850
NET ASSETS:
  Beginning of period..............      646,852       329,048        234,686         --          1,160,850        --
                                     -----------      --------       --------       --------    ------------    ----------
  End of period....................  $12,508,501      $646,852       $332,656       $234,686    $28,066,155     $1,160,850
                                     ===========      ========       ========       ========    ============    ==========

(a) For the period January 1, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

                       See notes to financial statements

                        56                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

                                                 RES                           TRS                           UTS
                                             SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                     ---------------------------   ---------------------------   ---------------------------
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                         2000           1999           2000           1999           2000           1999
                                     ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss).....    $ 2,833        $--           $  194,558     $  195,833      $  9,222       $--
  Net realized gains (losses)......        (71)            38          (67,841)       (11,756)        1,204           388
  Net unrealized gains (losses)....     (3,717)         1,570          240,854       (144,678)       (6,828)        4,230
                                       -------        -------       ----------     ----------      --------       -------
      Increase (Decrease) in net
        assets from operations.....    $  (955)       $ 1,608       $  367,571     $   39,399      $  3,598       $ 4,618
                                       -------        -------       ----------     ----------      --------       -------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received.....    $11,680        $12,837       $  788,726     $  872,032      $ 93,144       $54,335
    Net transfers between
      Sub-Accounts.................     (9,656)             1         (124,782)        96,648        10,145        (6,705)
    Withdrawals, surrenders,
      annuitizations and contract
      charges......................       (818)          (578)         (65,535)       (52,973)      (14,562)       (2,553)
                                       -------        -------       ----------     ----------      --------       -------
  Increase (Decrease) in net assets
    from contract owner
    transactions...................    $ 1,206        $12,260       $  598,409     $  915,707      $ 88,727       $45,077
                                       -------        -------       ----------     ----------      --------       -------
    Increase (Decrease) in net
      assets.......................    $   251        $13,868       $  965,980     $  955,106      $ 92,325       $49,695
NET ASSETS:
  Beginning of period..............     13,868         --            1,609,419        654,313        49,695        --
                                       -------        -------       ----------     ----------      --------       -------
  End of period....................    $14,119        $13,868       $2,575,399     $1,609,419      $142,020       $49,695
                                       =======        =======       ==========     ==========      ========       =======

                                                 WGO                           FEI                           FGP
                                             SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                     ---------------------------   ---------------------------   ---------------------------
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                         2000           1999           2000           1999           2000           1999
                                     ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss).....   $  410,764     $   53,421     $  250,933     $   84,128    $   688,057     $  289,893
  Net realized gains (losses)......       64,027         13,086          2,219         21,616        172,371         63,936
  Net unrealized gains (losses)....     (902,412)       881,273        183,825         50,483     (1,701,380)     1,138,794
                                      ----------     ----------     ----------     ----------    -----------     ----------
      Increase (Decrease) in net
        assets from operations.....   $ (427,621)    $  947,780     $  436,977     $  156,227    $  (840,952)    $1,492,623
                                      ----------     ----------     ----------     ----------    -----------     ----------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received.....   $  832,248     $  743,442     $1,332,482     $1,800,084    $ 1,974,381     $2,503,859
    Net transfers between
      Sub-Accounts.................      218,921         20,392         13,914       (445,069)        37,842       (100,061)
    Withdrawals, surrenders,
      annuitizations and contract
      charges......................      (95,555)       (46,986)      (128,830)      (111,858)      (219,899)      (165,490)
                                      ----------     ----------     ----------     ----------    -----------     ----------
  Increase (Decrease) in net assets
    from contract owner
    transactions...................   $  955,614     $  716,848     $1,217,566     $1,243,157    $ 1,792,324     $2,238,308
                                      ----------     ----------     ----------     ----------    -----------     ----------
    Increase (Decrease) in net
      assets.......................   $  527,993     $1,664,628     $1,654,543     $1,399,384    $   951,372     $3,730,931
NET ASSETS:
  Beginning of period..............    2,445,542        780,914      3,150,302      1,750,918      6,269,166      2,538,235
                                      ----------     ----------     ----------     ----------    -----------     ----------
  End of period....................   $2,973,535     $2,445,542     $4,804,845     $3,150,302    $ 7,220,538     $6,269,166
                                      ==========     ==========     ==========     ==========    ===========     ==========

                       See notes to financial statements

                        57                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

                                                 FHI                           FMM                           FAM
                                             SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                     ---------------------------   ---------------------------   ---------------------------
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                         2000           1999           2000           1999           2000           1999
                                     ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss).....    $ 11,120      $  16,590       $ 31,041      $  25,843       $  6,123       $--
  Net realized gains (losses)......     (10,315)        (3,985)        --             --             (3,228)          (29)
  Net unrealized gains (losses)....     (43,453)         1,376         --             --            (30,815)          288
                                       --------      ---------       --------      ---------       --------       -------
      Increase (Decrease) in net
        assets from operations.....    $(42,648)     $  13,981       $ 31,041      $  25,843       $(27,920)      $   259
                                       --------      ---------       --------      ---------       --------       -------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received.....    $ 65,728      $  96,271       $ --          $ 243,917       $ 94,906       $ 6,389
    Net transfers between
      Sub-Accounts.................      (9,250)      (125,515)          (772)      (187,845)       149,743         8,929
    Withdrawals, surrenders,
      annuitizations and contract
      charges......................      (8,281)        (8,324)       (11,353)       (14,221)       (21,745)         (654)
                                       --------      ---------       --------      ---------       --------       -------
  Increase (Decrease) in net assets
    from contract owner
    transactions...................    $ 48,197      $ (37,568)      $(12,125)     $  41,851       $222,904       $14,664
                                       --------      ---------       --------      ---------       --------       -------
    Increase (Decrease) in net
      assets.......................    $  5,549      $ (23,587)      $ 18,916      $  67,694       $194,984       $14,923
NET ASSETS:
  Beginning of period..............     143,849        167,436        498,795        431,101         14,923        --
                                       --------      ---------       --------      ---------       --------       -------
  End of period....................    $149,398      $ 143,849       $517,711      $ 498,795       $209,907       $14,923
                                       ========      =========       ========      =========       ========       =======

                                                 FCN                           FIG                           FIP
                                             SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                     ---------------------------   ---------------------------   ---------------------------
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                         2000           1999           2000           1999           2000           1999
                                     ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss).....   $  126,063      $ 21,709       $ 30,099       $ --          $  113,246     $   77,078
  Net realized gains (losses)......       55,335        17,346           (421)           (65)        111,696        242,668
  Net unrealized gains (losses)....     (286,866)      122,915         18,421         (2,155)       (999,809)       976,661
                                      ----------      --------       --------       --------      ----------     ----------
      Increase (Decrease) in net
        assets from operations.....   $ (105,468)     $161,970       $ 48,099       $ (2,220)     $ (774,867)    $1,296,407
                                      ----------      --------       --------       --------      ----------     ----------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received.....   $  572,637      $361,996       $ --           $216,815      $  487,964     $2,751,116
    Net transfers between
      Sub-Accounts.................      515,154       (41,751)            12        233,259         (75,795)      (208,570)
    Withdrawals, surrenders,
      annuitizations and contract
      charges......................      (57,375)      (31,364)       (12,833)       (11,100)       (264,099)      (234,696)
                                      ----------      --------       --------       --------      ----------     ----------
  Increase (Decrease) in net assets
    from contract owner
    transactions...................   $1,030,416      $288,881       $(12,821)      $438,974      $  148,070     $2,307,850
                                      ----------      --------       --------       --------      ----------     ----------
    Increase (Decrease) in net
      assets.......................   $  924,948      $450,851       $ 35,278       $436,754      $ (626,797)    $3,604,257
NET ASSETS:
  Beginning of period..............      969,813       518,962        436,754         --           7,980,799      4,376,542
                                      ----------      --------       --------       --------      ----------     ----------
  End of period....................   $1,894,761      $969,813       $472,032       $436,754      $7,354,002     $7,980,799
                                      ==========      ========       ========       ========      ==========     ==========

                       See notes to financial statements

                        58                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

                                                 NLM                           NMC                           NPP
                                             SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                     ---------------------------   ---------------------------   ---------------------------
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                         2000           1999           2000           1999           2000           1999
                                     ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss).....  $       939      $  1,845      $      236      $--           $  241,094     $   33,511
  Net realized gains (losses)......    1,898,137        (1,283)         14,417          127         (143,621)       (23,884)
  Net unrealized gains (losses)....          149          (489)        (83,584)       7,763          (99,579)        74,269
                                     ------------     --------      ----------      -------       ----------     ----------
      Increase (Decrease) in net
        assets from operations.....  $ 1,899,225      $     73      $  (68,931)     $ 7,890       $   (2,106)    $   83,896
                                     ------------     --------      ----------      -------       ----------     ----------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received.....  $14,999,946      $  3,519      $  211,822      $36,642       $  280,683     $  568,576
    Net transfers between
      Sub-Accounts.................  (16,368,242)      (34,632)      6,275,791       (2,311)        (429,960)      (193,236)
    Withdrawals, surrenders,
      annuitizations and contract
      charges......................     (524,353)         (741)         (9,587)      (1,489)         (32,279)       (43,019)
                                     ------------     --------      ----------      -------       ----------     ----------
  Increase (Decrease) in net assets
    from contract owner
    transactions...................  $(1,892,649)     $(31,854)     $6,478,026      $32,842       $ (181,556)    $  332,321
                                     ------------     --------      ----------      -------       ----------     ----------
    Increase (Decrease) in net
      assets.......................  $     6,576      $(31,781)     $6,409,095      $40,732       $ (183,662)    $  416,217
NET ASSETS:
  Beginning of period..............      --             31,781          40,732       --            1,416,309      1,000,092
                                     ------------     --------      ----------      -------       ----------     ----------
  End of period....................  $     6,576      $ --          $6,449,827      $40,732       $1,232,647     $1,416,309
                                     ============     ========      ==========      =======       ==========     ==========

                                                 JBP                           JEP                           JSC
                                             SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                     ---------------------------   ---------------------------   ---------------------------
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                         2000           1999           2000           1999           2000           1999
                                     ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss).....   $  193,544     $   38,128      $ 12,287       $ 24,316      $  10,115      $   8,658
  Net realized gains (losses)......       (3,412)        (3,212)        5,328          2,929         67,637         (3,046)
  Net unrealized gains (losses)....      127,858        (51,685)      (59,982)        15,268       (139,535)       120,407
                                      ----------     ----------      --------       --------      ---------      ---------
      Increase (Decrease) in net
        assets from operations.....   $  317,990     $  (16,769)     $(42,367)      $ 42,513      $ (61,783)     $ 126,019
                                      ----------     ----------      --------       --------      ---------      ---------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received.....   $1,668,080     $  874,712      $ 93,876       $155,378      $  98,442      $ 175,595
    Net transfers between
      Sub-Accounts.................      (16,081)       (25,002)      (47,263)       (45,294)       209,562       (232,970)
    Withdrawals, surrenders,
      annuitizations and contract
      charges......................      (77,681)       (48,051)      (13,242)       (10,709)       (11,212)       (16,242)
                                      ----------     ----------      --------       --------      ---------      ---------
  Increase (Decrease) in net assets
    from contract owner
    transactions...................   $1,574,318     $  801,659      $ 33,371       $ 99,375      $ 296,792      $ (73,617)
                                      ----------     ----------      --------       --------      ---------      ---------
    Increase (Decrease) in net
      assets.......................   $1,892,308     $  784,890      $ (8,996)      $141,888      $ 235,009      $  52,402
NET ASSETS:
  Beginning of period..............    1,577,873        792,983       345,830        203,942        378,950        326,548
                                      ----------     ----------      --------       --------      ---------      ---------
  End of period....................   $3,470,181     $1,577,873      $336,834       $345,830      $ 613,959      $ 378,950
                                      ==========     ==========      ========       ========      =========      =========

                       See notes to financial statements

                        59                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

                                                       TSF(B)                TSF1(C)                         DCA
                                                    SUB-ACCOUNT            SUB-ACCOUNT                   SUB-ACCOUNT
                                                    ------------   ---------------------------   ---------------------------
                                                     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                    ------------   ------------   ------------   ------------   ------------
                                                        2000           2000           1999           2000           1999
                                                    ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss)....................   $  --          $ 182,660      $  49,240       $  1,645       $   716
  Net realized gains (losses).....................        5,853       (76,763)       (15,425)            43            35
  Net unrealized gains (losses)...................       65,388      (105,897)       128,581         (8,626)         (177)
                                                     ----------     ---------      ---------       --------       -------
      Increase (Decrease) in net assets from
        operations................................   $   71,241     $  --          $ 162,396       $ (6,938)      $   574
                                                     ----------     ---------      ---------       --------       -------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received....................   $  716,067     $  46,232      $ 305,091       $102,919       $84,406
    Net transfers between Sub-Accounts............      700,677      (842,185)      (120,364)       106,004            28
    Withdrawals, surrenders, annuitizations and
      contract charges............................      (27,808)      (13,005)       (23,726)       (28,019)       (9,412)
                                                     ----------     ---------      ---------       --------       -------
  Increase (Decrease) in net assets from contract
    owner transactions............................   $1,388,936     $(808,958)     $ 161,001       $180,904       $75,022
                                                     ----------     ---------      ---------       --------       -------
    Increase (Decrease) in net assets.............   $1,460,177     $(808,958)     $ 323,397       $173,966       $75,596
NET ASSETS:
  Beginning of period.............................      --            808,958        485,561         75,596        --
                                                     ----------     ---------      ---------       --------       -------
  End of period...................................   $1,460,177     $  --          $ 808,958       $249,562       $75,596
                                                     ==========     =========      =========       ========       =======

                                                       DGI(A)                  DSC                           DQB
                                                    SUB-ACCOUNT            SUB-ACCOUNT                   SUB-ACCOUNT
                                                    ------------   ---------------------------   ---------------------------
                                                     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                    ------------   ------------   ------------   ------------   ------------
                                                        2000           2000           1999           2000           1999
                                                    ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss)....................    $ 2,471       $  349,043      $ --           $  2,869       $ 1,154
  Net realized gains (losses).....................        (22)          11,102          (979)           (30)            1
  Net unrealized gains (losses)...................     (5,170)        (308,969)        6,081          3,165          (197)
                                                      -------       ----------      --------       --------       -------
      Increase (Decrease) in net assets from
        operations................................    $(2,721)      $   51,176      $  5,102       $  6,004       $   958
                                                      -------       ----------      --------       --------       -------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received....................    $17,164       $  560,098      $ 61,004       $ 30,929       $40,487
    Net transfers between Sub-Accounts............     51,149        4,997,407       (10,803)             1        --
    Withdrawals, surrenders, annuitizations and
      contract charges............................     (2,588)         (24,011)       (1,777)       (10,783)       (1,283)
                                                      -------       ----------      --------       --------       -------
  Increase (Decrease) in net assets from contract
    owner transactions............................    $65,725       $5,533,494      $ 48,424       $ 20,147       $39,204
                                                      -------       ----------      --------       --------       -------
    Increase (Decrease) in net assets.............    $63,004       $5,584,670      $ 53,526       $ 26,151       $40,162
NET ASSETS:
  Beginning of period.............................     --               53,526        --             40,162        --
                                                      -------       ----------      --------       --------       -------
  End of period...................................    $63,004       $5,638,196      $ 53,526       $ 66,313       $40,162
                                                      =======       ==========      ========       ========       =======

(a) For the period January 1, 2000 (commencement of operations of Sub-Account) through December 31, 2000.
(b) For the period May 1, 2000 (commencement of operations of Sub-Account) through December 31, 2000.
(c) For the period January 1, 2000 through April 30, 2000 (termination of operations of Sub-Account).

                       See notes to financial statements

                        60                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

                                                 DSI                           REI                           RNA
                                             SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                     ---------------------------   ---------------------------   ---------------------------
                                      YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                     DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                     ------------   ------------   ------------   ------------   ------------   ------------
                                         2000           1999           2000           1999           2000           1999
                                     ------------   ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss).....  $   216,734     $   27,435    $     4,477      $  3,752       $ 15,918       $ 1,529
  Net realized gains (losses)......       34,235           (981)       (12,783)       (1,032)           344          (719)
  Net unrealized gains (losses)....     (993,835)       216,897         14,862       (11,151)       (28,822)        1,521
                                     -----------     ----------    -----------      --------       --------       -------
      Increase (Decrease) in net
        assets from operations.....  $  (742,866)    $  243,351    $     6,556      $ (8,431)      $(12,560)      $ 2,331
                                     -----------     ----------    -----------      --------       --------       -------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received.....  $ 7,505,749     $1,676,584    $    22,585      $ 42,160       $ 54,596       $24,658
    Net transfers between
      Sub-Accounts.................      857,290        723,185     13,270,888        51,428         77,431           602
    Withdrawals, surrenders,
      annuitizations and contract
      charges......................     (178,762)       (40,056)        (1,846)       (1,687)        (2,805)         (901)
                                     -----------     ----------    -----------      --------       --------       -------
  Increase (Decrease) in net assets
    from contract owner
    transactions...................  $ 8,184,277     $2,359,713    $13,291,627      $ 91,901       $129,222       $24,359
                                     -----------     ----------    -----------      --------       --------       -------
    Increase (Decrease) in net
      assets.......................  $ 7,441,411     $2,603,064    $13,298,183      $ 83,470       $116,662       $26,690
NET ASSETS:
  Beginning of period..............    2,603,064        --              83,470        --             26,690        --
                                     -----------     ----------    -----------      --------       --------       -------
  End of period....................  $10,044,475     $2,603,064    $13,381,653      $ 83,470       $143,352       $26,690
                                     ===========     ==========    ===========      ========       ========       =======

                                                       ACA(A)                  AVF                           SRE
                                                    SUB-ACCOUNT            SUB-ACCOUNT                   SUB-ACCOUNT
                                                    ------------   ---------------------------   ---------------------------
                                                     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED     YEAR ENDED
                                                    DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                    ------------   ------------   ------------   ------------   ------------
                                                        2000           2000           1999           2000           1999
                                                    ------------   ------------   ------------   ------------   ------------
OPERATIONS:
  Net investment income (loss)....................    $  3,325       $ 17,215       $   772        $ 3,902         $  236
  Net realized gains (losses).....................         203            496            58            163             (5)
  Net unrealized gains (losses)...................     (29,082)       (79,347)        3,120         10,078           (157)
                                                      --------       --------       -------        -------         ------
      Increase (Decrease) in net assets from
        operations................................    $(25,554)      $(61,636)      $ 3,950        $14,143         $   74
                                                      --------       --------       -------        -------         ------
CONTRACT OWNER TRANSACTIONS:
    Purchase payments received....................    $ 45,403       $227,248       $47,123        $35,947         $4,497
    Net transfers between Sub-Accounts............      99,636        166,194        13,399         41,773           (113)
    Withdrawals, surrenders, annuitizations and
      contract charges............................      (1,753)       (17,483)       (1,935)        (1,364)        --
                                                      --------       --------       -------        -------         ------
  Increase (Decrease) in net assets from contract
    owner transactions............................    $143,286       $375,959       $58,587        $76,356         $4,384
                                                      --------       --------       -------        -------         ------
    Increase (Decrease) in net assets.............    $117,732       $314,323       $62,537        $90,499         $4,458
NET ASSETS:
  Beginning of period.............................      --             62,537        --              4,458         --
                                                      --------       --------       -------        -------         ------
  End of period...................................    $117,732       $376,860       $62,537        $94,957         $4,458
                                                      ========       ========       =======        =======         ======

(a) For the period January 1, 2000 (commencement of operations of Sub-Account) through December 31, 2000.

                       See notes to financial statements

                        61                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

NOTES TO FINANCIAL STATEMENTS

(1) ORGANIZATION

Sun Life of Canada (U.S.) Variable Account G (the "Variable Account"), a separate account of Sun Life Assurance Company of Canada (U.S.) (the "Sponsor"), was established on July 25, 1996 as a funding vehicle for the variable portion of certain individual variable life insurance contracts. The Variable Account is registered with the Securities and Exchange Commission under the Investment Company Act of 1940 as a unit investment trust.

During 2000, the Templeton Stock Fund was closed and the funds were moved to the Templeton Growth Securities Fund.

The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account is invested in shares of a single corresponding investment portfolio of one of the following mutual funds: MFS/Sun Life Series Trust, Fidelity Variable Insurance Products Fund, Fidelity Variable Insurance Products Fund II, Neuberger Berman Advisers Management Trust, J.P. Morgan Series Trust II, Templeton Variable Insurance Products Trust Fund, Dreyfus Variable Investment Fund, Dreyfus Stock Index Fund, T. Rowe Price Equity Series, Inc., AIM Variable Insurance Funds, Inc. and Sun Capital Advisers Trust. Massachusetts Financial Services Company, an affiliate of the Sponsor, is the investment adviser to MFS/Sun Life Series Trust. Sun Capital Advisers, Inc., an affiliate of the Sponsor, is the investment adviser to Sun Capital Advisers Trust.

(2) SIGNIFICANT ACCOUNTING POLICIES
GENERAL

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Sponsor's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENT VALUATIONS

Investments in shares of an investment portfolio of the mutual funds are recorded at their net asset value. Realized gains and losses on sales of shares are determined on the identified cost basis. Dividend income and capital gain distributions received by the Sub-Accounts are reinvested in additional shares and are recognized on the ex-dividend date.

Exchanges between Sub-Accounts requested by contract owners are recorded in the new Sub-Account upon receipt of the redemption proceeds.

FEDERAL INCOME TAX STATUS

The operations of the Variable Account are part of the operations of the Sponsor and are not taxed separately. The Variable Account is not taxed as a regulated investment company. The Sponsor qualifies for the federal income tax treatment granted to life insurance companies under Subchapter L of the Internal Revenue Code. Under existing federal income tax law, investment income and capital gains earned by the Variable Account on contract owner reserves are not taxable, and therefore, no provision has been made for federal income taxes.

(3) CONTRACT CHARGES

The Sponsor deducts expense charges applied to premium consisting of the premium tax, the federal Deferred Acquisition Cost ("DAC") tax and the sales load. The premium tax varies by state but in general

                        62                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

NOTES TO FINANCIAL STATEMENTS CONTINUED
will range from 2% to 4% of the premium in most states (Kentucky charges 7%). The DAC tax charge is 1.25% of the premium. The sales load is 8.75% of the premium up to target premium and 2.25% of the premium in excess of the target premium. A portion of the sales load is refunded for surrenders in the first three policy years.

The Sponsor deducts certain charges from the account value of each contract, through the cancellation of units, on a monthly basis. A monthly expense charge of $13.75 per policy at the beginning of each month during the first policy year and $7.50 for months thereafter is deducted to recover certain administration expenses. The Sponsor also deducts a charge at the end of each policy month for providing life insurance protection. This charge will be based upon the Sponsor's expectations of future mortality, persistency, interest rates, expenses and taxes. However, the maximum rates for the base death benefit for insureds that are not rated substandard risks will not exceed those based on the 1980 CSO Mortality Tables, and the maximum rates for the APB rider death benefit for similar insureds will not exceed those based on 125% of the 1980 CSO Mortality Tables.

The Sponsor deducts certain charges from the account value of each contract, through the cancellation of units, at the end of each valuation period for the mortality and expense risks assumed by the Sponsor. The daily deduction is currently 0.0016389% (which is equivalent to an annual rate of 0.60%) for policies in their first ten policy years, 0.0005474% (which is equivalent to an annual rate of 0.20%) for the next ten policy years and 0.0002738% (which is equivalent to an annual rate of 0.10%) for policies in policy years twenty-one and beyond.

                        63                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

NOTES TO FINANCIAL STATEMENTS CONTINUED
(4) UNITS ACTIVITY FROM PARTICIPANT TRANSACTIONS

                                     UNITS OUTSTANDING                                           UNITS TRANSFERRED
                                     BEGINNING OF YEAR              UNITS PURCHASED            BETWEEN SUB-ACCOUNTS
                                ---------------------------   ---------------------------   ---------------------------
                                    YEAR           YEAR           YEAR           YEAR           YEAR           YEAR
                                   ENDED          ENDED          ENDED          ENDED          ENDED          ENDED
                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
SUB-ACCOUNTS                        2000           1999           2000           1999           2000           1999
------------                    ------------   ------------   ------------   ------------   ------------   ------------
CAS...........................     21,325         10,660           8,189         6,528            2,136        4,820
CGS(a)........................     --             --               1,889        --               10,524       --
EGS...........................     19,972          2,838          15,423         4,390            8,173       13,133
GSS...........................     57,382         28,642          22,084        27,845          912,497        2,074
MIS...........................     18,354         --              11,922        10,765             (300)       8,040
MMS...........................    112,538         --           4,563,470        87,693       (2,091,354)      25,960
RES...........................      1,061         --                 880         1,112             (753)      --
TRS...........................    133,786         55,937          65,996        74,038          (11,235)       8,235
UTS...........................      3,595         --               6,343         4,370              658         (402)
WGO...........................    120,770         64,502          41,732        57,783           11,837        1,889
FEI...........................    243,225        143,740         107,077       143,020            1,797      (34,888)
FGP...........................    319,434        177,748         100,954       158,594            3,935       (6,477)
FHI...........................     13,073         16,457           6,330         8,913           (1,089)     (11,529)
FMM...........................     32,578         28,692          --            21,693          --           (16,561)
FAM...........................      1,243         --               8,257           569           12,414          733
FCN...........................     54,448         36,202          32,965        23,174           29,770       (2,910)
FIG...........................     41,448         --              --            20,475          --            22,028
FIP...........................    446,730        295,225          26,680       178,054           (4,182)     (11,909)
NLM...........................     --              2,941       1,310,725           325       (1,264,375)      (3,198)
NMC...........................      2,337         --              10,885         2,847          387,132         (395)
NPP...........................    119,392         90,519          24,286        48,750          (37,728)     (16,164)
JBP...........................    139,098         69,180         145,717        76,407           (1,491)      (2,247)
JEP...........................     23,144         16,179           6,339        11,028           (3,243)      (3,276)
JSC...........................     25,442         31,656           7,012        16,256           14,811      (20,958)
TSF(b)........................     --             --              55,047        --               55,063       --
TSF1(c).......................     64,260         49,794           3,650        27,536          (66,894)     (10,852)
DCA...........................      6,135         --                 784         6,907            6,231       --
DGI(a)........................     --             --               1,513        --                4,383       --
DSC...........................      5,073         --              49,426         6,511          419,157       (1,247)
DQB...........................      3,920         --               2,957         4,047          --            --
DSI...........................    238,427         --             713,855       171,041           78,609       71,377
REI...........................      8,149         --               2,202         3,780        1,200,093        4,527
RNA...........................      2,301         --               4,934         2,358            6,843           29
ACA(a)........................     --             --               3,012        --                6,596       --
AVF...........................      5,311         --              19,556         4,390           14,183        1,104
SRE...........................        481         --               3,604           494            3,844       --
Unit Activity
From Sponsor Transactions.....     10,000         10,000          --            --              --            --

                                      UNITS WITHDRAWN
                                      SURRENDERED AND
                                       CANCELED FOR                UNIT OUTSTANDING
                                     CONTRACT CHARGES                 END OF YEAR
                                ---------------------------   ---------------------------
                                    YEAR           YEAR           YEAR           YEAR
                                   ENDED          ENDED          ENDED          ENDED
                                DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
SUB-ACCOUNTS                        2000           1999           2000           1999
------------                    ------------   ------------   ------------   ------------
CAS...........................     (1,014)          (683)         30,636        21,325
CGS(a)........................       (165)        --              12,248        --
EGS...........................     (1,334)          (389)         42,234        19,972
GSS...........................     (2,244)        (1,179)        989,719        57,382
MIS...........................     (2,275)          (451)         27,701        18,354
MMS...........................    (16,806)        (1,115)      2,567,848       112,538
RES...........................        (61)           (51)          1,127         1,061
TRS...........................     (5,207)        (4,424)        183,340       133,786
UTS...........................       (993)          (373)          9,603         3,595
WGO...........................     (5,276)        (3,404)        169,063       120,770
FEI...........................     (9,942)        (8,647)        342,157       243,225
FGP...........................    (11,047)       (10,431)        413,276       319,434
FHI...........................       (801)          (768)         17,513        13,073
FMM...........................       (948)        (1,246)         31,630        32,578
FAM...........................     (1,909)           (59)         20,005         1,243
FCN...........................     (3,263)        (2,018)        113,920        54,448
FIG...........................     (1,171)        (1,055)         40,277        41,448
FIP...........................    (15,355)       (14,640)        453,873       446,730
NLM...........................    (45,787)           (68)            563        --
NMC...........................       (506)          (115)        399,848         2,337
NPP...........................     (2,764)        (3,713)        103,186       119,392
JBP...........................     (6,577)        (4,242)        276,747       139,098
JEP...........................       (918)          (787)         25,322        23,144
JSC...........................       (783)        (1,512)         46,482        25,442
TSF(b)........................     (2,138)        --             107,972        --
TSF1(c).......................     (1,016)        (2,218)         --            64,260
DCA...........................      7,470           (772)         20,620         6,135
DGI(a)........................       (225)        --               5,671        --
DSC...........................     (2,021)          (191)        471,635         5,073
DQB...........................     (1,030)          (127)          5,847         3,920
DSI...........................    (16,747)        (3,991)      1,014,144       238,427
REI...........................       (181)          (158)      1,210,263         8,149
RNA...........................       (253)           (86)         13,825         2,301
ACA(a)........................       (118)        --               9,490        --
AVF...........................     (1,551)          (183)         37,499         5,311
SRE...........................       (124)           (13)          7,805           481
Unit Activity
From Sponsor Transactions.....     --             --              10,000        10,000

(a) For the period January 1, 2000 (commencement of operations of Sub-Account) through December 31, 2000.
(b) For the period May 1, 2000 (commencement of operations of Sub-Account) through December 31, 2000.
(c) For the period January 1, 2000 through April 30, 2000 (termination of operations of Sub-Account).

                        64                                FUTURITY CORPORATE VUL

SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G

NOTES TO FINANCIAL STATEMENTS CONTINUED
(5) INVESTMENT PURCHASES AND SALES

The following table shows the aggregate cost of shares purchased and proceeds from the sales of shares for each Sub-account for the year ended December 31, 2000:

                                                               PURCHASES        SALES
                                                              ------------   ------------
MFS/sun Life Series Trust
  Capital Appreciation Series...............................   $  376,372     $  150,672
  Massachusetts Investors Trust Series......................      153,627          2,080
  Emerging Growth Series....................................      871,577        203,724
  Government Securities Series..............................   11,856,727         41,240
  Massachusetts Investors Growth Stock Series...............      225,266         89,634
  Money Market Series.......................................   74,191,904     47,286,599
  Research Series...........................................       16,839         12,800
  Total Return Series.......................................    1,154,471        361,504
  Utilities Series..........................................      112,554         14,605
  Global Growth Series......................................    1,540,214        173,836
Fidelity Variable Insurance Products Fund
  VIP Equity Income Portfolio...............................    1,857,229        388,730
  VIP Growth Portfolio......................................    2,995,713        515,332
  VIP High Income Portfolio.................................      135,309         75,992
  VIP Money Market Portfolio................................       30,357         11,441
Fidelity Variable Insurance Products Fund II
  VIP II Asset Manager: Growth Portfolio....................      250,384         21,357
  VIP II Contrafund Portfolio...............................    1,381,069        224,590
  VIP II Investment Grade Bond Portfolio....................       30,099         12,821
  VIP II Index 500 Portfolio................................      650,298        388,982
Neuberger Berman Advisers Management Trust
  Limited Maturity Bond Portfolio...........................   59,120,356     61,012,066
  Mid-Cap Growth Portfolio..................................    6,538,002         59,740
  Partners Portfolio........................................      654,846        595,308
J.P. Morgan Series Trust II
  J.P. Morgan Bond Portfolio................................    1,933,121        165,259
  J.P. Morgan Equity Portfolio..............................      134,456         88,798
  J.P. Morgan Small Company Portfolio.......................      510,539        203,632
Templeton Variable Insurance Products Trust Fund
  Templeton Growth Securities Fund..........................    1,960,365        571,429
  Templeton Stock Fund......................................      --             626,298
Dreyfus Variable Investment Fund
  Capital Appreciation Portfolio............................      211,755         29,206
  Growth and Income Portfolio...............................       70,766          2,570
  Small Cap Portfolio.......................................    5,932,543         50,006
  Quality Bond Portfolio....................................       33,777         10,761
Dreyfus Stock Index Fund....................................    8,832,443        431,432
T. Rowe Price Equity Series, Inc.
  T. Rowe Price Equity Income Portfolio.....................   13,382,581         86,477
  T. Rowe Price New America Growth Portfolio................      151,295          6,155
AIM Variable Insurance Funds, Inc.
  AIM V.I. Capital Appreciation Fund........................      171,280         24,669
  AIM V.I. Value Fund.......................................      410,682         17,508
Sun Capital Advisers Trust
  Real Estate Fund..........................................       81,881          1,623

                        65                                FUTURITY CORPORATE VUL

INDEPENDENT AUDITORS' REPORT

To the Contract Owners participating in Sun Life of Canada (U.S.) Variable Account G and the Board of Directors of Sun Life Assurance Company of Canada (U.S.):

We have audited the accompanying statement of condition of MFS/Sun Life Capital Appreciation Sub-Account, MFS/Sun Life Massachusetts Investors Trust Sub-Account, MFS/Sun Life Emerging Growth Sub-Account, MFS/Sun Life Government Securities Sub-Account, MFS/Sun Life Massachusetts Investors Growth Stock Sub-Account, MFS/Sun Life Money Market Sub-Account, MFS/Sun Life Research Sub-Account, MFS/ Sun Life Total Return Sub-Account, MFS/Sun Life Utilities Sub-Account, MFS/Sun Life Global Growth Sub-Account, Fidelity VIP Equity Income Sub-Account, Fidelity VIP Growth Sub-Account, Fidelity VIP High Income Sub-Account, Fidelity VIP Money Market Sub-Account, Fidelity VIP II Asset
Manager: Growth Sub-Account, Fidelity VIP II Contrafund Sub-Account, Fidelity VIP II Investment Grade Bond Sub-Account, Fidelity VIP II Index 500 Sub-Account, Neuberger Berman Advisers Management Limited Maturity Bond Sub-Account, Neuberger Berman Advisers Management Mid-Cap Growth Sub-Account, Neuberger Berman Advisers Management Partners Sub-Account, J.P. Morgan Bond Sub-Account, J.P. Morgan Equity Sub-Account, J.P. Morgan Small Company Sub-Account, Templeton Growth Securities Fund Sub-Account, Templeton Stock Fund Sub-Account, Dreyfus Variable Investment Capital Appreciation Sub-Account, Dreyfus Variable Investment Growth and Income Sub-Account, Dreyfus Variable Investment Small Cap Sub-Account, Dreyfus Variable Investment Quality Bond Sub-Account, Dreyfus Stock Index Sub-Account, T. Rowe Price Equity Income Sub-Account, T. Rowe Price New America Growth Sub-Account, AIM V.I. Capital Appreciation Sub-Account, AIM V.I. Value Sub-Account and Sun Capital Advisers Real Estate Sub-Account of Sun Life of Canada (U.S.) Variable Account G (the "Sub-Accounts") as of December 31, 2000, the related statement of operations for the year then ended and the statements of changes in net assets for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities held at December 31, 2000 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Sub-Accounts at December 31, 2000, the results of their operations and the changes in their net assets for the respective stated periods in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP


Boston, Massachusetts
February 9, 2001


                        66                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (IN MILLIONS)

                                             UNAUDITED
                                           --------------
                                            2001    2000
                                           ------  ------
 Revenues:
   Premiums and annuity considerations     $  9.1  $ 14.6
   Net investment income                     75.7    79.9
   Net realized investment gains             14.4     0.2
   Fee and other income                      62.8    66.6
                                           ------  ------
 Total revenues                             162.0   161.3
                                           ------  ------
 Benefits and expenses:
   Policyowner benefits                      81.0    80.3
   Other operating expenses                  33.7    27.0
   Amortization of deferred policy
     acquisition costs                       54.5     0.6
                                           ------  ------
 Total benefits and expenses                169.2   107.9
                                           ------  ------
 Income (loss) from operations               (7.2)   53.4
   Interest expense                          23.6    10.8
                                           ------  ------
 Income (loss) before income tax expense
   and cumulative effect of change in
   accounting principle                     (30.8)   42.6
                                           ------  ------
 Income tax expense (benefit)
   Federal                                  (13.0)   14.6
   State                                     (0.4)    0.3
                                           ------  ------
   Income tax expense (benefit)             (13.4)   14.9
                                           ------  ------
 Net income (loss) before cumulative
 effect of change in accounting principle   (17.4)   27.7
 Cumulative effect of change in
 accounting principle, net of taxes           5.2      --
                                           ------  ------
     NET INCOME (LOSS)                     $(12.2) $ 27.7
                                           ======  ======

   The accompanying notes are an integral part of the consolidated financial statements.

                        67                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.) CONSOLIDATED BALANCE SHEETS
(IN MILLIONS EXCEPT PER SHARE DATA)

                                                              UNAUDITED
                                                            MARCH 31, 2001         DECEMBER 31, 2000
                                                            --------------         -----------------
ASSETS
  Investments
    Fixed maturities available-for-sale at fair value
      (amortized cost of $2,367.9 and $2,454.5 in 2001
      and 2000, respectively)                                  $ 2,435.5               $ 2,501.4
    Trading fixed maturities at fair value (amortized
      cost of $882.2 and $635.5 in 2000 and 1999,
      respectively)                                                914.9                   648.2
    Held-to-maturity fixed maturities at amortized
      cost                                                         600.0                   600.0
    Short-term investments                                         128.1                   112.1
    Mortgage loans                                                 828.8                   846.4
    Real estate                                                     81.3                    77.7
    Policy loans                                                    41.5                    41.5
    Other invested assets                                           72.5                    74.6
                                                               ---------               ---------
      Total investments                                          5,102.6                 4,901.9
  Cash and cash equivalents                                        300.0                   390.0
  Accrued investment income                                         78.8                    64.9
  Deferred policy acquisition costs                                743.5                   762.0
  Outstanding premiums                                               1.1                     3.0
  Other assets                                                     114.4                    61.7
  Separate account assets                                       15,904.0                17,874.2
                                                               ---------               ---------
      Total assets                                             $22,244.4               $24,057.7
                                                               =========               =========
LIABILITIES
  Future contract and policy benefits                          $   708.6               $   714.7
  Contractholder deposit funds and other policy
    liabilities                                                  3,395.9                 3,313.0
  Unearned revenue                                                  10.8                     4.5
  Accrued expenses and taxes                                        70.5                    52.7
  Deferred federal income taxes                                     30.5                    41.4
  Long-term debt payable to affiliates                             565.0                   565.0
  Partnership Capital Securities                                   620.6                   607.8
  Other liabilities                                                184.8                   123.2
  Separate account liabilities                                  15,904.0                17,874.2
                                                               ---------               ---------
      Total liabilities                                         21,490.7                23,296.5
                                                               ---------               ---------
STOCKHOLDER'S EQUITY
  Common stock, $1,000 par value--10,000 shares
    authorized; 6,437 shares issued and outstanding            $     6.4               $     6.4
  Additional paid-in capital                                       264.9                   264.9
  Accumulated other comprehensive income                            43.3                    38.6
  Retained earnings                                                439.1                   451.3
                                                               ---------               ---------
      Total stockholder's equity                                   753.7                   761.2
                                                               ---------               ---------
      Total liabilities and stockholder's equity               $22,244.4               $24,057.7
                                                               =========               =========

   The accompanying notes are an integral part of the consolidated financial statements.

                        68                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (IN MILLIONS) (UNAUDITED)

                                                                          UNAUDITED
                                                                  -------------------------
                                                                    2001             2000
                                                                  --------         --------
Net income                                                         $(12.2)          $27.7
                                                                   ------           -----
Other comprehensive income:
  Net change in unrealized holding gains and losses on
    available-for-sale securities, net of tax                         4.4             0.7
  Other                                                               0.3            (0.1)
                                                                   ------           -----
Other comprehensive income:                                           4.7             0.6
                                                                   ------           -----
Comprehensive income                                               $ (7.5)          $28.3
                                                                   ======           =====

   The accompanying notes are an integral part of the consolidated financial statements.

                        69                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (IN MILLIONS) (UNAUDITED)

                                                                  ACCUMULATED
                                                   ADDITIONAL        OTHER                        TOTAL
                                                    PAID-IN      COMPREHENSIVE    RETAINED    STOCKHOLDER'S
                                   COMMON STOCK     CAPITAL         INCOME        EARNINGS       EQUITY
                                   ------------    ----------    -------------    --------    -------------
Balance at December 31, 1999           $5.9          $199.4          $ 7.1         $458.8         $671.2
Comprehensive income:
  Net income                                                                         27.7           27.7
  Other comprehensive income                                           0.6                           0.6
                                       ----          ------          -----         ------         ------
Balance at March 31, 2000              $5.9          $199.4          $ 7.7         $486.5         $699.5
                                       ====          ======          =====         ======         ======
Balance at December 31, 2000           $6.4          $264.9          $38.6         $451.3         $761.2
Comprehensive income:
  Net income                                                                        (12.2)         (12.2)
  Other comprehensive income                                           4.7                           4.7
                                       ----          ------          -----         ------         ------
Balance at March 31, 2001              $6.4          $264.9          $43.3         $439.1         $753.7
                                       ====          ======          =====         ======         ======

   The accompanying notes are an integral part of the consolidated financial statements.

                        70                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000 (IN MILLIONS)

                                                                          UNAUDITED
                                                                  -------------------------
                                                                    2001             2000
                                                                  --------         --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                               $ (12.2)         $  27.7
  Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
    Amortization of discount and premiums                             0.3             (0.3)
    Depreciation and amortization                                     0.9              0.3
    Net realized (gains) losses on investments                      (14.4)            (0.2)
    Net unrealized (gains) on trading securities                    (20.0)              --
    Interest credited to contractholder deposits                     45.3             48.7
    Deferred federal income taxes                                   (15.6)            12.1
    Cumulative effect of change in accounting principle, net
     of tax                                                          (5.2)              --
  Changes in assets and liabilities:
    Deferred acquisition costs                                        5.0            (39.0)
    Accrued investment income                                       (13.9)            (1.9)
    Other assets                                                    (56.9)            13.1
    Future contract and policy benefits                              (5.6)            (1.4)
    Other, net                                                      109.5            (10.1)
                                                                  -------          -------
Net cash provided by operating activities                            17.2             49.0
                                                                  -------          -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales, maturities and repayments of:
    Available-for-sale fixed maturities                             269.5            208.9
    Trading fixed maturities                                         85.5               --
    Mortgage loans                                                   18.6             50.1
    Real estate                                                        --              3.0
    Other invested assets                                             1.3
  Purchases of:
    Available-for-sale fixed maturities                            (170.2)          (366.9)
    Trading fixed maturities                                       (328.5)              --
    Subsidiaries                                                     (5.0)              --
    Mortgage loans                                                   (1.8)           (17.6)
    Real estate                                                      (3.9)            (1.9)
  Changes in other investing activities, net                         (1.0)             0.3
  Net change in policy loans                                          0.1              0.3
  Net change in short term investments                              (16.0)            94.6
                                                                  -------          -------
Net cash used in investing activities                              (151.4)           (29.2)
                                                                  -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Deposits and interest credited to contractholder deposit
    funds                                                           628.4            317.0
  Withdrawals from contractholder deposit funds                    (583.7)          (566.1)
                                                                  -------          -------
Net cash provided by (used in) financing activities                  44.7           (249.1)
                                                                  -------          -------
Net change in cash and cash equivalents                             (89.5)          (229.3)
  Cash and cash equivalents, beginning of period                    390.0            550.3
  Cash and cash equivalents, end of period                        $ 300.5          $ 321.0
                                                                  =======          =======
SUPPLEMENTAL CASH FLOW INFORMATION:
  Income taxes paid                                               $ (35.5)         $ (19.5)

   The accompanying notes are an integral part of the consolidated financial statements.

                        71                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

1.  DESCRIPTION OF BUSINESS

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale and administration of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life and disability insurance, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLC"), is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies.

The consolidated financial statements include the accounts of the Company and its subsidiaries. As of March 31, 2001, the Company owned all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life Finance Corporation, Sun Financial Group Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-1, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Vision Financial Corporation, and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner.

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada, an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is

                        72                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

1.  DESCRIPTION OF BUSINESS (CONTINUED):

a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. On March 31, 2001, Sun Benefit Services Company, Inc., Sun Life Finance Corporation and Sun Financial Group Advisers, Inc. were inactive. Subsequently, on April 11, 2001, both Sun Life Finance Corporation and Sun Financial Group Advisers, Inc. were dissolved. Sun Life of Canada Funding, LLC was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million and acquired approximately $1.6 million of goodwill. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite. The Company has recorded the acquisition using the purchase method of accounting. The results of operations of Vision Financial Corporation for the three months ended March 31, 2001 and 2000 were insignificant to the Company.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.)
Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the Partnership Capital Securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business trust sponsored by the Company's parent. Partnership Capital Securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These Partnership Capital Securities, which represent the limited partner interest of Sun Life (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun Life of Canada (U.S.) General Partner, Inc. using the purchase method of accounting. Had the acquisition taken place at the beginning of 2000, the Company's consolidated revenue and net income for the three months ended
March 31, 2000 would have been $174.8 million and $28.1 million, respectively.

All significant intercompany transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses

                        73                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

1.  DESCRIPTION OF BUSINESS (CONTINUED):

during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives in insurance contracts not accounted for separately prior to adoption of SFAS No. 133.

2.  TRANSACTIONS WITH AFFILIATES

The Company has an agreement with Sun Life Assurance Company of Canada which provides that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $10,851,000 and $7,374,000 for the three month period in 2001 and 2000.

The Company leases office space to Sun Life Assurance Company of Canada under lease agreements with terms expiring in September, 2005 and options to extend the terms for each of twelve successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases for the three month period amounted to approximately $2,193,000 in 2001 and $1,994,000 in 2000.

3.  SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

                        74                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

3.  SEGMENT INFORMATION (CONTINUED):

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life and long-term disability insurance to small and mid-size employers in the State of New York.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.

The following amounts pertain to the various business segments:

(IN MILLIONS)

                                                                                           MARCH 31,
                                                   PERIOD ENDED MARCH 31, 2001               2001
                                          ---------------------------------------------   -----------
                                           TOTAL        TOTAL        PRETAX      NET         TOTAL
                                          REVENUES   EXPENDITURES    INCOME     INCOME      ASSETS
                                          --------   ------------   --------   --------   -----------
Individual Protection                      $  1.6       $  1.6       $   --     $  0.2     $ 1,205.2
Group Protection                              4.1          3.7           .4        0.3          30.1
Wealth Management                           123.0        159.6        (36.6)     (16.4)     20,159.8
Corporate                                    33.3         27.9          5.4        3.7         849.3
                                           ------       ------       ------     ------     ---------
    Total                                  $162.0       $192.8       $(30.8)    $(12.2)    $22,244.4
                                           ======       ======       ======     ======     =========

                                                                                        DECEMBER 31,
                                                  PERIOD ENDED MARCH 31, 2000               2000
                                          -------------------------------------------   ------------
Individual Protection                      $  3.1      $  3.2      $  (.1)    $  (.1)    $ 1,242.6
Group Protection                              4.2         3.3          .9        0.6          30.5
Wealth Management                           146.9        99.3        47.6       32.6      22,094.7
Corporate                                     7.1        12.9        (5.8)      (5.4)        689.9
                                           ------      ------      ------     ------     ---------
    Total                                  $161.3      $118.7      $ 42.6     $ 27.7     $24,057.7
                                           ======      ======      ======     ======     =========

4.  COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

                        75                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

CAUTIONARY STATEMENT

This discussion includes forward-looking statements by the Company under the Private Securities Litigation Reform Act of 1995. These statements are not matters of historical fact; they relate to such topics as future product sales, volume growth, market share, market risk and financial goals. It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those that the statements anticipate. These risks and uncertainties may concern, among other things:

    - Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company's growth and profitability.

    - Changes in interest rates and market conditions.

    - Regulatory and legislative developments.

    - Developments in consumer preferences and behavior patterns.

RESULTS OF OPERATIONS

Three months ended March 31, 2001 compared to three months ended March 31, 2000:

NET INCOME

Net income before the cumulative effect of the change in accounting principle decreased by $45.1 million to a loss $17.4 million in the first three months of 2001. The cumulative effect of the change in accounting principle, reflecting the adoption of SFAS 133, increased net income by $5.2 million.

NET INCOME BY SEGMENT

The Company's net income reflects the operations of its four business segments: the Wealth Management segment, the Individual Protection segment, the Group Protection segment and the Corporate segment.

                        76                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

The following table provides a summary of net income by segment, which is discussed more fully below (in millions).

                                                                2001           2000         $ CHANGE
                                                              --------       --------       --------
Wealth Management                                              $(16.4)        $32.6          $(49.0)
Individual Protection                                             0.2           (.1)            0.3
Group Protection                                                  0.3           0.6            (0.3)
Corporate                                                         3.7          (5.4)            9.1
                                                               ------         -----          ------
                                                               $(12.2)        $27.7          $(39.9)
                                                               ======         =====          ======

WEALTH MANAGEMENT SEGMENT

The Wealth Management segment focuses on the savings and retirement needs of individuals preparing for retirement or who have already retired and on the marketing of guaranteed investment contracts ("GICs") to unrelated third parties in overseas markets. In the U.S. it primarily markets to upscale consumers, selling individual and group fixed and variable annuities. Its major product lines, "Regatta" and "Futurity," are combination fixed/variable annuities. In the combination annuities, contractholders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts. Withdrawals from the fixed account are subject to market value adjustment. In the variable accounts, the contractholder can choose from a range of investment options and styles. The return depends upon investment performance of the investment options selected. Investment funds available under Regatta products are managed by Massachusetts Financial Services Company ("MFS"), an affiliate of the Company. Investment funds available under Futurity products are managed by several investment managers, including MFS and Sun Capital Advisers, Inc., a subsidiary of the Company.

The Company sells its annuity products via two affiliated wholesale distribution organizations, MFS Fund Distributors, Inc. (Regatta products) and Sun Life of Canada (U.S.) Distributors, Inc., a subsidiary of the Company (Futurity products). The annuity products are then distributed through a variety of unaffiliated retail organizations including securities brokers, financial institutions, insurance agents, and financial advisors.

Although new pension products are not currently sold in the U.S., there is a substantial block of U.S. group retirement business in-force, including GICs, pension plans and group annuities. A significant portion of these pension contracts are non-surrenderable, with the result that the Company's liquidity exposure is limited. GICs were marketed directly in the U.S. through independent managers. In 1997, the Company decided to no longer market group pension and GIC products in the U.S. Beginning in the second quarter of 2000, the Company began marketing GICs to unrelated third parties in overseas markets.

Net income decreased by $49.0 million to a loss of ($16.4) million in the three months ended March 31, 2001 (after the cumulative effect of adopting SFAS 133) versus the same period in 2000 primarily due to the effects of the significant decline in market values of variable annuities during the first three months of 2001. This decrease in market value is due to the performance of the equity markets in general. The decrease in value results in a decrease in the expected future gross profits and a significant increase in amortization of

                        77                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

acquisition costs. Increased strain associated with the successful introduction of new products which credit the policyholder with a bonus upon receipt of the deposit also contribute to the decline in earnings. The bonus credits on the new products are expensed as they are credited to the policyholders' account values. The adoption of SFAS 133 resulted in an increase in net income of $5.2 million. Following are the major factors affecting the Wealth Management segment's results for the three months ended March 31, 2001 as compared to the same period in 2000.

    - Fee income decreased primarily as a result of lower variable annuity account balances. Fee income was lower by approximately $2.4 million in the first three months of 2001 compared to the same period in 2000. Market depreciation has more than offset net deposit activity. Since fees are determined based on the average assets held in these accounts, fee income has decreased. Variable annuity assets have decreased by approximately $1.1 billion since January 1, 2000. Variable annuity assets were $17.1 billion at March 31, 2000 as compared to $14.9 billion at March 31, 2001. Net deposits of annuity products increased by $363 million compared with 2000. The increase in net deposits results primarily from the continued success of the new products introduced during 2000. As noted above, new products that credit the policyholder with a bonus upon receipt have been introduced. Other new products that provide policyholders with greater choices in the product features have also been introduced. The new product introductions lead to significantly increased gross and net sales. Annuity surrenders decreased in 2001 by $51 million. The surrenders are primarily from older products which are no longer actively marketed and the decrease is mainly due to the decline in market values from the market depreciation. The Company expects that as the separate account block of business continues to grow, from both net deposits and asset appreciation, and as an increasing number of accounts are no longer subject to surrender charges, surrenders will tend to increase.

Total new deposits of fixed and variable annuities increased by $312 million to $982 million in the three months ended March 31, 2001. Deposits in the Futurity line of products represented $234 million of total annuity deposits in the first three months of 2001, an increase of $79 million from the same period in 2000. The Company expects that sales of the Futurity product will continue to increase in the future, based on management's beliefs: (i) that market demand is growing for multi-manager variable annuity products; (ii) that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and (iii) that the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.

    - Net investment income and realized gains for the Wealth Management segment decreased by $15 million for the three months ended March 31, 2001 as compared to 2000. The main driver of the decrease in net investment income is the change in the value of the various derivative instruments which the Company uses as part of its asset-liability management programs. Net investment income from derivatives decreased by approximately $44 million for the three months ended March 31, 2001, as compared to 2000. Unrealized gains on trading fixed maturity investments of $20 million in the first three months of 2001 offset some of these derivative losses. In 1997 the Company decided to no

                        78                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

     longer market group pension and GIC products in the U.S. As a consequence, the block of in-force business declines as U.S. issued GICs mature and are surrendered. The introduction of GIC products marketed to unrelated third parties in overseas markets, generated $551 million of new deposits for the year ended December 31, 2000 and an additional $266 million during the three months ended March 31, 2001. No deposits were received on these contracts during the three months ended March 31, 2000. These new GIC product deposits have increased general account assets and should contribute to increased earnings in the future.

    - Policyholder benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $1 million for the three months ended March 31, 2001, as compared to 2000. Lower payout annuity purchases in the first three months of 2001 result in lower reserve increases as compared to 2000 and interest credited on deposits has also declined. Interest credited has declined as has investment income. Some of the new GIC contracts contain crediting rates based upon equity indices which have resulted in minimal interest credits to these contracts. The bonus payments credited to policyholder deposits upon receipt under the new products noted above totaled over $10 million during the first three months of 2001 as compared to $2 million during the same period in 2000 and are included in annuity payments.

    - Underwriting, acquisition and other operating expenses increased by $4.7 million in the three months ended March 31, 2001 as compared to the same period in 2000, reflecting primarily increased costs of the continued expansion of the distribution systems and increased non-deferrable acquisition costs.

    - Amortization of deferred policy acquisition costs increased by $54.2 million in the three months ended March 31, 2001 as compared to the same period in 2000, due primarily to changes in the expected future gross profits for the variable annuity products. The significant decline in the market values of variable annuities during the first three months of 2001 caused lower expectations for the future and concurrent increase in amortization during the current period.

INDIVIDUAL PROTECTION SEGMENT

The Company currently markets individual variable life insurance products. These products include variable universal life products marketed to the corporate-owned life insurance ("COLI") market, which products were first introduced in late 1997. In September 1999, the Company introduced a new variable life product as part of the Futurity product portfolio. The Company's management expects the variable life business to grow and become more significant in the future.

The net income from the Individual Protection segment increased by $0.3 million during the first three months of 2001 as compared to the same period in 2000 due primarily to lower policyholder benefits.

GROUP PROTECTION SEGMENT

The Group Protection segment focuses on providing life and disability insurance to small and medium size employers as part of those companies' employee benefit plans. This segment operates only in the state of

                        79                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

New York through a subsidiary. Net income from the Group Protection segment decreased by $0.3 million for the three months ended March 31, 2001 as compared to the same period in 2000 due primarily to increased claims from the disability business. Cancellations of business effective January 1, 2001 resulted in a decline in premium for the first three months of 2001 as compared to 2000.

CORPORATE SEGMENT

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.

The net income increased by $9.1 million to $3.7 million for the three months ended March 31, 2001. This reflects primarily an increase in realized gains on investments of $8.9 million and $1.4 million of additional income from the additional capital contributed to the Company in December 2000. In addition lower income taxes from increased permanent differences in taxable income that are attributed to this segment also contribute to the increased earnings.

FINANCIAL CONDITION & LIQUIDITY

ASSETS

The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts are investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. Separate account assets are not available to fund the liabilities of the general account.

The following table summarizes significant changes in asset balances during the first three months of 2001. The changes are discussed below.

                                                         ASSETS
                                                     ($ IN MILLIONS)                               %
                                                        MARCH 31,          DECEMBER 31,         CHANGE
                                                          2001                 2000            2001/2000
                                                     ---------------       -------------       ---------
General Account Assets                                  $ 6,340.4            $ 6,183.5             2.5%
Separate Account Assets                                  15,904.0             17,874.2           (11.0)%
                                                        ---------            ---------          ------
Total Assets                                            $22,244.4            $24,057.7            (7.5)%
                                                        =========            =========          ======

General account assets increased by 2.5% in 2001, while variable separate account assets decreased by 11.0%. The growth in general account assets is due to the introduction of new GIC products marketed to foreign investors which had net deposits of $237 million during the first three months of 2001. The decline in variable separate accounts as compared to the general account reflects two main factors: depreciation of the funds held in the variable separate accounts has been significant during the first three months of 2001; and deposits into variable accounts, including transfers under the DCA programs, have increased. The Company believes this pattern has reflected a shift in the preferences of policyholders, which is largely

                        80                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

attributable to the strong performance of equity markets in general and of the Company's variable accounts funds in particular.

The assets of the general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash, invested assets, and deferred policy acquisition costs, which represented essentially all of general account assets at March 31,2001. Major types of invested asset holdings included fixed maturity securities, short-term investments, mortgages, real estate and other invested assets. The Company's fixed maturity securities, totaling $3,950.4 million, comprised 77.4% of the Company's portfolio of invested assets at March 31, 2001, and included both public and private issues. It is the Company's policy to acquire only investment-grade securities in the general account. As a result, the overall quality of the fixed maturity portfolio is high. At
March 31, 2001, only 2.1% of the fixed maturity portfolio was rated below-investment-grade. Short-term investments in fixed maturity securities of $128.1 million represented 2.5% of the total portfolio. The Company's mortgage holdings amounted to $828.8 million at March 31, 2001 representing 16.2% of the total portfolio. All mortgage holdings at March 31, 2001 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At March 31, 2001, investment real estate amounted to $81.3 million, representing about 1.6% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Other invested assets amounted to $72.5 million, representing about 1.4% of the portfolio. These holdings comprised mainly leveraged lease investments. Policy loans represent the remaining 0.8% of invested assets.

LIABILITIES

As with assets, the proportion of variable separate account liabilities to total liabilities has been decreasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the proportional trend in general account liabilities as compared to separate account liabilities to decline, because it believes that net deposits to variable products will continue to exceed net deposits for the fixed contracts associated with these liabilities. The introduction of the new GIC products has resulted in an absolute dollar increase in general account liabilities.

CAPITAL MARKETS RISK MANAGEMENT

See Item 3, "Quantitative and Qualitative Disclosures About Market Risk", in this Quarterly Report on Form 10-Q for a discussion of the Company's capital markets risk management.

CAPITAL RESOURCES

CAPITAL ADEQUACY

The National Association of Insurance Commissioners ("NAIC") adopted regulations at the end of 1993 that established minimum capitalization requirements for insurance companies, based on risk-based capital

                        81                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

("RBC") formulas applied to statutory surplus. These requirements are intended to identify undercapitalized companies, so that specific regulatory actions can be taken on a timely basis. The RBC formula for life insurance companies calculates capital requirements related to asset, insurance, interest rate, and business risks. According to the RBC calculation, the Company's capital was well in excess of its required capital at March 31, 2001 and at year-end 2000.

LIQUIDITY

The Company's liquidity requirements are generally met by funds from operations. The Company's main uses of funds are to pay out death benefits and other maturing insurance and annuity contract obligations; to make pay-outs on contract terminations; to purchase new investments; to fund new business ventures; and to pay normal operating expenditures and taxes. The Company's main sources of funds are premiums and deposits on insurance and annuity products; proceeds from the sale of investments; income from investments; and repayments of investment principal.

In managing its general account assets in relation to its liabilities, the Company has segmented these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. Among other matters, this investment policy considers liquidity requirements and provides cash flow estimates. The Company reviews these policies quarterly.

The Company's liquidity targets are intended to enable it to meet its day-to-day cash requirements. On a quarterly basis, the Company compares its total "liquifiable" assets to its total demand liabilities. Liquifiable assets comprise cash and assets that could quickly be converted to cash should the need arise. These assets include short-term investments and other current assets and investment-grade bonds. The Company's policy is to maintain a liquidity ratio in excess of 100%. Based on its ongoing liquidity analyses, the Company believes that its available liquidity is more than sufficient to meet its liquidity needs.

OTHER MATTERS

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.)
Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. There was no gain or loss realized on this transaction. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I which holds, as an investment, the $600 million of subordinated debentures of Sun Life of Canada (U.S.)
Holdings, Inc., the Company's parent. Sun Life of Canada (U.S.) Limited Partnership I also has $607.8 million of Partnership Capital Securities issued to an affiliated business trust, representing the limited partner interest.

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite.

                        82                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

On May 3, 2001, the Company's ultimate parent, Sun Life Financial Services of Canada Inc., announced that it has entered into an agreement to acquire Keyport Life Insurance Company and Independent Financial Marketing Group from Liberty Financial Companies, Inc. for $1.7 billion.

Keyport Life Insurance Company, with offices in Lincoln, Rhode Island and Boston, Massachusetts is a leading provider of fixed, indexed and variable annuity products distributed through banks, securities brokerage firms and independent financial planners. Independent Financial Marketing Group is a market leader in the distribution of annuities and mutual funds in the small and mid-sized bank market. Its offices are located in Purchase, N.Y.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

This discussion covers market risks associated with investment portfolios that support the Company's general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For these products, the policyholder, rather than the Company, assumes these market risks.

GENERAL

The assets of the general account are available to support general account liabilities. For purposes of managing these assets in relation to these liabilities, the Company notionally segments these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. The policy covers the segment's liability characteristics and liquidity requirements, provides cash flow estimates, and sets targets for asset mix, duration, and quality. Each quarter, investment and business unit managers review these policies to ensure that the policies remain appropriate, taking into account each segment's liability characteristics.

TYPES OF MARKET RISKS

The Company's management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. It is the Company's policy, for example, not to purchase below-investment-grade securities. Also, as a matter of investment policy, the Company assumes no foreign currency or commodity risk, nor does it assume equity price risk except to the extent that it holds real estate in its portfolios. (At March 31, 2001, investment real estate holdings represented approximately 1.6% of the Company's total general account portfolio.) The management of interest rate risk exposure is discussed below.

INTEREST RATE RISK MANAGEMENT

The Company's fixed interest rate liabilities are primarily supported by well diversified portfolios of fixed interest investments. They are also supported by holdings of real estate and floating rate notes. All of the fixed interest investments are held for other than trading purposes and can include publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. The Company's fixed income portfolios also hold securitized assets,

                        83                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

including mortgage-backed securities ("MBS") and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. In portfolios backing interest-sensitive liabilities, the Company's practice is to limit MBS holdings to less than 10% of total portfolio assets. In all portfolios, the Company restricts MBS investments to pass-through securities issued by U.S. government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. The Company does not engage in leveraged transactions and it does not invest in the more speculative forms of these instruments such as the interest-only, principal-only, or inverse floater.

Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. Segments whose liabilities mainly arise from the sale of products containing interest rate guarantees for certain terms are sensitive to changes in interest rates. In these segments, the Company uses "immunization" strategies, which are specifically designed to minimize the loss from wide fluctuations in interest rates. The Company supports these strategies using analytical and modeling software acquired from outside vendors.

Significant features of the Company's immunization models include:

    - an economic or market value basis for both assets and liabilities;

    - an option pricing methodology;

    - the use of effective duration and convexity to measure interest rate sensitivity; and

    - the use of key rate durations to estimate interest rate exposure at different parts of the yield curve.

The Company's Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies for the interest-sensitive portfolios. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and related assets of particular segments. The Company manages these mismatches to a tolerance range of plus or minus 0.5.

Asset strategies may include the use of Treasury futures or interest rate swaps to adjust the duration profiles for particular portfolios. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Board of Directors on a monthly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of the Company's incurring losses related to credit exposures is considered remote.

Liabilities categorized as financial instruments and held in the Company's general account at March 31, 2001 had a fair value of $4,609.8 million. Fixed income investments supporting those liabilities had a fair value of $5,260.0 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets on March 31, 2001. The analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $136.1 million and the corresponding assets would show a net decrease of $180.1 million.

                        84                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

By comparison, liabilities categorized as financial instruments and held in the Company's general account at December 31, 2000 had a fair value of $4,368.9 million. Fixed income investments supporting those liabilities had a fair value of $5,084.2 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets at December 31, 2000. The analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $133.0 million and the corresponding assets would show a net decrease of $180.0 million.

The Company produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually will occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. The Company believes that this limitation is one of conservatism; that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.

Based on its processes for analyzing and managing interest rate risk, the Company's management believes its exposure to interest rate changes will not materially affect its near-term financial position, results of operations, or cash flows.

                        85                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)


CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (IN MILLIONS)


                                             UNAUDITED
                                           --------------
                                            2001    2000
                                           ------  ------
 Revenues:
   Premiums and annuity considerations     $ 19.3  $ 24.5
   Net investment income                    176.2   158.5
   Net realized investment gains (losses)    17.1    (2.7)
   Fee and other income                     133.3   144.2
                                           ------  ------
 Total revenues                             345.9   324.5
                                           ------  ------
 Benefits and expenses:
   Policyowner benefits                     151.9   160.5
   Other operating expenses                  74.2    67.1
   Amortization of deferred policy
     acquisition costs                       72.7    39.5
                                           ------  ------
 Total benefits and expenses                298.8   267.1
                                           ------  ------
 Income (loss) from operations               47.1    57.4
   Interest expense                          47.2    21.6
                                           ------  ------
 Income (loss) before income tax expense
   and cumulative effect of change in
   accounting principle                      (0.1)   35.8
                                           ------  ------
 Income tax expense (benefit)
   Federal                                   (5.1)   11.0
   State                                     (0.6)    0.4
                                           ------  ------
   Income tax expense (benefit)              (5.7)   11.4
                                           ------  ------
 Net income (loss) before cumulative
 effect of change in accounting principle     5.6    24.4
 Cumulative effect of change in
 accounting principle, net of taxes           5.2      --
                                           ------  ------
     NET INCOME                            $ 10.8  $ 24.4
                                           ======  ======

The accompanying notes are an integral part of the consolidated financial statements.

                        86                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME (CONTINUED)
FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2000 (IN MILLIONS)

                                             UNAUDITED
                                           --------------
                                            2001    2000
                                           ------  ------
 Revenues:
   Premiums and annuity considerations     $ 10.2  $  9.9
   Net investment income                    100.5    78.6
   Net realized investment gains (losses)     2.7    (2.9)
   Fee and other income                      70.5    77.6
                                           ------  ------
 Total revenues                             183.9   163.2
                                           ------  ------
 Benefits and expenses:
   Policyowner benefits                      70.9    80.2
   Other operating expenses                  40.5    40.1
   Amortization of deferred policy
     acquisition costs                       18.2    38.9
                                           ------  ------
 Total benefits and expenses                129.6   159.2
                                           ------  ------
 Income from operations                      54.3     4.0
   Interest expense                          23.6    10.8
                                           ------  ------
 Income (loss) before income tax expense
 (benefit)                                   30.7    (6.8)
                                           ------  ------
 Income tax expense (benefit)
   Federal                                    7.9    (3.6)
   State                                     (0.2)    0.1
                                           ------  ------
   Income tax expense (benefit)               7.7    (3.5)
                                           ------  ------
     NET INCOME (LOSS)                     $ 23.0  $ (3.3)
                                           ======  ======

   The accompanying notes are an integral part of the consolidated financial statements.

                        87                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED BALANCE SHEETS (IN MILLIONS EXCEPT SHARE DATA)

                                                                            UNAUDITED
                                                             ---------------------------------------
                                                             JUNE 30, 2001         DECEMBER 31, 2000
                                                             -------------         -----------------
ASSETS
  Investments
    Fixed maturities available-for-sale at fair value
      (amortized cost of $2,287.5 and $2,454.5 in 2001
      and 2000, respectively)                                  $ 2,345.2               $ 2,501.4
    Trading fixed maturities at fair value (amortized
      cost of $959.5 and $635.5 in 2001 and 2000,
      respectively)                                                982.7                   648.2
    Sun Life of Canada (U.S.) Holdings, Inc.
      subordinated note (fair value of $599.5 and
      $546.1 in 2001 and 2000, respectively)                       600.0                   600.0
    Short-term investments                                         137.9                   112.1
    Mortgage loans                                                 848.6                   846.4
    Real estate                                                     77.8                    77.7
    Policy loans                                                    42.1                    41.5
    Other invested assets                                           80.2                    74.6
                                                               ---------               ---------
      Total investments                                          5,114.5                 4,901.9
  Cash and cash equivalents                                        268.1                   390.0
  Accrued investment income                                         68.0                    64.9
  Deferred policy acquisition costs                                762.9                   762.0
  Outstanding premiums                                               1.4                     3.0
  Other assets                                                     154.2                    61.7
  Separate account assets                                       16,955.2                17,874.2
                                                               ---------               ---------
      Total assets                                             $23,324.3               $24,057.7
                                                               =========               =========
LIABILITIES
  Future contract and policy benefits                          $   700.4               $   714.7
  Contractholder deposit funds and other policy
    liabilities                                                  3,360.2                 3,313.0
  Unearned revenue                                                  10.8                     4.5
  Accrued expenses and taxes                                       133.8                    52.7
  Deferred federal income taxes                                     49.3                    41.4
  Long-term debt payable to affiliates                             565.0                   565.0
  Affiliated partnership capital securities                        607.8                   607.8
  Other liabilities                                                185.7                   123.2
  Separate account liabilities                                  16,955.2                17,874.2
                                                               ---------               ---------
      Total liabilities                                         22,568.2                23,296.5
                                                               ---------               ---------
STOCKHOLDER'S EQUITY
  Common stock, $1,000 par value--10,000 shares
    authorized; 6,437 shares issued and outstanding            $     6.4               $     6.4
  Additional paid-in capital                                       264.9                   264.9
  Accumulated other comprehensive income                            37.7                    38.6
  Retained earnings                                                447.1                   451.3
                                                               ---------               ---------
      Total stockholder's equity                                   756.1                   761.2
                                                               ---------               ---------
      Total liabilities and stockholder's equity               $23,324.3               $24,057.7
                                                               =========               =========

The accompanying notes are an integral part of the consolidated financial statements.

                        88                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (IN MILLIONS)

                                             UNAUDITED
                                           --------------
                                            2001    2000
                                           ------  ------
 Net income                                $10.8   $24.4
 Other comprehensive income:
   Net change in unrealized holding gains
     and losses on available-for-sale
     securities, net of tax                 (1.0)   (4.2)
   Other                                     0.1     0.1
                                           -----   -----
   Other comprehensive income               (0.9)   (4.1)
                                           -----   -----
 Comprehensive income                      $ 9.9   $20.3
                                           =====   =====

FOR THE THREE MONTHS ENDED JUNE 30, 2001 AND 2000

                                            2001    2000
                                           ------  ------
 Net income (loss)                         $23.0   $(3.3)
 Other comprehensive income:
   Net change in unrealized holding gains
     and losses on available-for-sale
     securities, net of tax                 (5.4)   (4.9)
   Other                                    (0.2)    0.2
                                           -----   -----
   Other comprehensive income               (5.6)   (4.7)
                                           -----   -----
 Comprehensive income (loss)               $17.4   $(8.0)
                                           =====   =====

   The accompanying notes are an integral part of the consolidated financial statements

                        89                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (IN MILLIONS) (UNAUDITED)

                                                                  ACCUMULATED
                                                   ADDITIONAL        OTHER                        TOTAL
                                                    PAID-IN      COMPREHENSIVE    RETAINED    STOCKHOLDER'S
                                   COMMON STOCK     CAPITAL         INCOME        EARNINGS       EQUITY
                                   ------------    ----------    -------------    --------    -------------
Balance at December 31, 1999           $5.9          $199.4          $ 7.1         $458.8         $671.2
Comprehensive income:
  Net income                                                                         24.4           24.4
  Other comprehensive income
    (loss)                                                            (4.1)                         (4.1)
  Dividends to stockholder                                                           (5.0)          (5.0)
                                       ----          ------          -----         ------         ------
Balance at June 30, 2000               $5.9          $199.4          $ 3.0         $478.2         $686.5
                                       ====          ======          =====         ======         ======
Balance at December 31, 2000           $6.4          $264.9          $38.6         $451.3         $761.2
Comprehensive income:
  Net income                                                                         10.8           10.8
  Other comprehensive income
    (loss)                                                            (0.9)                         (0.9)
  Dividends to stockholder                                                          (15.0)         (15.0)
                                       ----          ------          -----         ------         ------
Balance at June 30, 2001               $6.4          $264.9          $37.7         $447.1         $756.1
                                       ====          ======          =====         ======         ======

   The accompanying notes are an integral part of the consolidated financial statements

                        90                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000 (IN MILLIONS)

                                                                           UNAUDITED
                                                                  ---------------------------
                                                                    2001              2000
                                                                  ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                                      $    10.8         $    24.4
  Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
    Amortization of discount and premiums                               2.5              (1.3)
    Depreciation and amortization                                       1.9               1.1
    Net realized (gains) losses on investments                        (17.1)              2.7
    Net unrealized (gains) on trading securities                      (10.6)               --
    Interest credited to contractholder deposits                       94.7              97.9
    Deferred federal income taxes                                       6.2             (11.1)
    Cumulative effect of change in accounting principle                (5.2)               --
  Changes in assets and liabilities:
    Deferred acquisition costs                                        (13.4)            (45.2)
    Accrued investment income                                          (3.1)              0.1
    Other assets                                                      (90.2)             25.2
    Future contract and policy benefits                               (14.3)             (5.1)
    Other, net                                                        152.4              14.2
                                                                  ---------         ---------
Net cash provided by operating activities                             114.6             102.9
                                                                  ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales, maturities and repayments of:
    Available-for-sale fixed maturities                               707.0             539.4
    Trading fixed maturities                                          145.0                --
    Mortgage loans                                                     34.5              76.8
    Real estate                                                         8.5               7.3
    Other invested assets                                               8.3
  Purchases of:
    Available-for-sale fixed maturities                              (527.1)           (522.4)
    Trading fixed maturitie                                          (463.4)           (218.1)
    Subsidiaries                                                       (5.0)               --
    Mortgage loans                                                    (39.5)            (37.0)
    Real estate                                                        (8.2)            (11.2)
    Other invested assets                                             (16.0)             (0.5)
  Changes in other investing activities, net                           (0.5)              1.6
  Net change in policy loans                                            0.1              (0.5)
  Net change in short term investments                                (25.8)             88.4
                                                                  ---------         ---------
Net cash used in investing activities                                (182.1)            (76.2)
                                                                  ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Deposits and interest credited to contractholder deposit
    funds                                                           1,056.1             840.0
  Withdrawals from contractholder deposit funds                    (1,095.5)         (1,103.1)
  Dividends paid to stockholder                                       (15.0)             (5.0)
                                                                  ---------         ---------
Net cash (used in) financing activities                               (54.4)           (268.1)
                                                                  ---------         ---------
Net change in cash and cash equivalents                              (121.9)           (241.4)
  Cash and cash equivalents, beginning of period                      390.0             550.3
                                                                  ---------         ---------
  Cash and cash equivalents, end of period                        $   268.1         $   308.9
                                                                  =========         =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid                                                        47.2              21.2
  Income taxes paid                                                    (2.8)              8.1

   The accompanying notes are an integral part of the consolidated financial statements

                        91                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

1.  DESCRIPTION OF BUSINESS

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale and administration of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life and disability insurance, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLC"), is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

The consolidated financial statements include the accounts of the Company and its subsidiaries. As of June 30, 2001, the Company owned all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life Finance Corporation, Sun Financial Group Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-1, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Vision Financial Corporation and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner.

                        92                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

1.  DESCRIPTION OF BUSINESS (CONTINUED):

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada, an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. As of December 31, 2000, Sun Benefit Services Company, Inc., Sun Life Finance Corporation and Sun Financial Group Advisers, Inc. were inactive. On April 11, 2001, both Sun Life Finance Corporation and Sun Financial Group Advisers, Inc. were dissolved. Sun Life of Canada Funding, LLC was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million and acquired approximately $1.6 million of goodwill. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite. The Company has recorded the acquisition using the purchase method of accounting. The results of operations of Vision Financial Corporation for the six months ended June 30, 2001 and 2000 were not material to the consolidated financial statements.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.)
Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the Partnership Capital Securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business trust sponsored by the Company's parent. Partnership Capital Securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These Partnership Capital Securities, which represent the limited partner interest of Sun Life (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. using the purchase method of accounting. Had the acquisition taken place at the beginning of 2000, the Company's consolidated revenue for the three and six months ended

                        93                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

1.  DESCRIPTION OF BUSINESS (CONTINUED):

June 30, 2000 would have been $176.9 million and $351.7 million, and net income
(loss) would have been ($2.7) million and $25.4 million, respectively.

All significant intercompany transactions have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

The Company applied SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. As a result, the Company recorded as a change in accounting principle in the accompanying consolidated statements of income, cumulative transition adjustment of $5.2 million, net of tax, that increased earnings relating to embedded derivatives in insurance contracts not accounted for separately prior to adoption of SFAS No. 133.

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. Complying with EITF No. 99-20 had no material impact on the Company's financial condition or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishments of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires

                        94                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

1.  DESCRIPTION OF BUSINESS (CONTINUED):

certain additional disclosures. Adoption of this standard did not have a material effect on the Company's financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141 "Business Combinations", and SFAS No. 142 "Goodwill and Other Intangible Assets". These Statements will change the accounting for business combinations and goodwill in two significant ways. First, SFAS No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001. Use of the pooling-of-interests method will be prohibited. Second, SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that Statement, which for companies with calendar year ends, will be January 1, 2002. Adopting SFAS No. 141 and SFAS No. 142 are not expected to have a material impact on the Company.

2.  TRANSACTIONS WITH AFFILIATES

The Company has an agreement with Sun Life Assurance Company of Canada which provides that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $11,680,000 and $22,531,000 for the three and six month periods ended June 30, 2001, respectively, and $9,468,000 and $16,842,000 for the same periods in 2000.

The Company leases office space to Sun Life Assurance Company of Canada under lease agreements with terms expiring in September 2005 and options to extend the terms for each of twelve successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases for the three and six month periods amounted to approximately $2,193,000 and $4,386,000 in 2001 and $1,994,000 and $3,988,000 in
2000.

3.  SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three operating segments and maintains a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life and long-term disability insurance to small and mid-size employers in the State of New York.

                        95                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

3.  SEGMENT INFORMATION (CONTINUED):

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.

The following amounts pertain to the various business segments:

(IN MILLIONS)

                                                                                           JUNE 30,
                                            SIX MONTHS ENDED JUNE 30, 2001                   2001
                               --------------------------------------------------------   -----------
                                TOTAL        TOTAL          PRETAX            NET            TOTAL
                               REVENUES   EXPENDITURES   INCOME (LOSS)   INCOME (LOSS)*     ASSETS
                               --------   ------------   -------------   --------------   -----------
Wealth Management               $281.3       $275.2          $ 6.1            $ 7.8        $21,311.9
Individual Protection             12.0         11.1            0.9              0.9          1,368.6
Group Protection                   8.5          7.1            1.4              1.0             30.4
Corporate                         44.1         52.6           (8.5)            (4.1)           613.4
                                ------       ------          -----            -----        ---------
    Total                       $345.9       $346.0          $(0.1)           $ 5.6        $23,324.3
                                ======       ======          =====            =====        =========

                                                                                     DECEMBER 31,
                                         SIX MONTHS ENDED JUNE 30, 2000                  2000
                               ---------------------------------------------------   ------------
Wealth Management               $281.0      $234.6        $ 46.4         $ 34.1       $22,094.7
Individual Protection             19.4        22.2          (2.8)          (1.8)        1,242.6
Group Protection                   8.7         7.7           1.0            0.7            30.5
Corporate                         15.4        24.2          (8.8)          (8.6)          689.9
                                ------      ------        ------         ------       ---------
    Total                       $324.5      $288.7        $ 35.8         $ 24.4       $24,057.7
                                ======      ======        ======         ======       =========

                                                                                           JUNE 30,
                                           THREE MONTHS ENDED JUNE 30, 2001                  2001
                               --------------------------------------------------------   -----------
                                TOTAL        TOTAL          PRETAX            NET            TOTAL
                               REVENUES   EXPENDITURES   INCOME (LOSS)   INCOME (LOSS)*     ASSETS
                               --------   ------------   -------------   --------------   -----------
Wealth Management               $158.3       $115.6         $ 42.7           $ 29.4        $21,311.9
Individual Protection             10.4          9.5            0.9              0.7          1,368.6
Group Protection                   4.4          3.4            1.0              0.7             30.4
Corporate                         10.8         24.7          (13.9)            (7.8)           613.4
                                ------       ------         ------           ------        ---------
    Total                       $183.9       $153.2         $ 30.7           $ 23.0        $23,324.3
                                ======       ======         ======           ======        =========

                        96                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

3.  SEGMENT INFORMATION (CONTINUED):

(IN MILLIONS)

                                                                                     DECEMBER 31,
                                        THREE MONTHS ENDED JUNE 30, 2000                 2000
                               ---------------------------------------------------   ------------
Wealth Management               $134.1      $135.3        $ (1.2)        $  1.5       $22,094.7
Individual Protection             16.3        19.0          (2.7)          (1.7)        1,242.6
Group Protection                   4.5         4.4           0.1            0.1            30.5
Corporate                          8.3        11.3          (3.0)          (3.2)          689.9
                                ------      ------        ------         ------       ---------
    Total                       $163.2      $170.0        $ (6.8)        $ (3.3)      $24,057.7
                                ======      ======        ======         ======       =========

* Net income (loss) before cumulative effect of change in accounting principle.

4.  COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurances, at the present time the Company does not anticipate that the ultimate liability arising from such pending or threatened litigation, after consideration of provisions made for potential losses and costs of defense, will have a material adverse effect on the financial condition or operating results of the Company.

Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a portion of the associated premium taxes. The Company's management believes that it has recorded adequate accruals for guaranty fund assessments.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

CAUTIONARY STATEMENT

This discussion includes forward-looking statements by the Company under the Private Securities Litigation Reform Act of 1995. These statements are not matters of historical fact; they relate to such topics as future product sales, volume growth, market share, market risk and financial goals. It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual

                        97                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

results to differ materially from those that the statements anticipate. These risks and uncertainties may concern, among other things:

    - Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company's growth and profitability.

    - Changes in interest rates and market conditions.

    - Regulatory and legislative developments.

    - Developments in consumer preferences and behavior patterns.

RESULTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2001 COMPARED TO SIX MONTHS ENDED JUNE 30, 2000:

NET INCOME

Net income before the cumulative effect of the change in accounting principle for the six months ended June 30, 2001 decreased by $18.8 million. The cumulative effect of the change in accounting principle, reflecting the adoption of SFAS No. 133, increased net income in the first quarter of 2001 by $5.2 million.

NET INCOME BEFORE THE CUMULATIVE EFFECT OF THE CHANGE IN ACCOUNTING PRINCIPLE -- BY SEGMENT

The Company's net income reflects the operations of its four business segments: the Wealth Management segment, the Individual Protection segment, the Group Protection segment and the Corporate segment.

The following table provides a summary of net income by segment, which is discussed more fully below (in millions).

                                                                    SIX MONTHS
                                                                  ENDED JUNE 30,
                                                              -----------------------
                                                                2001           2000         $ CHANGE
                                                              --------       --------       --------
Wealth Management                                              $ 7.8          $ 34.1         $(26.3)
Individual Protection                                            0.9            (1.8)           2.7
Group Protection                                                 1.0             0.7            0.3
Corporate                                                       (4.1)           (8.6)           4.5
                                                               -----          ------         ------
                                                               $ 5.6          $ 24.4         $(18.8)
                                                               =====          ======         ======

WEALTH MANAGEMENT SEGMENT

The Wealth Management segment focuses on the savings and retirement needs of individuals preparing for retirement or who have already retired, and on the marketing of guaranteed investment contracts ("GICs") to unrelated third parties in overseas markets. In the U.S. it primarily markets to upscale consumers, selling individual and group fixed and variable annuities. Its major product lines, "Regatta" and "Futurity," are

                        98                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

combination fixed/variable annuities. In the combination annuities, contractholders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts. Withdrawals from the fixed account are subject to market value adjustment. In the variable accounts, the contractholder can choose from a range of investment options and styles. The return depends upon investment performance of the investment options selected. Investment funds available under Regatta products are managed by Massachusetts Financial Services Company ("MFS"), an affiliate of the Company. Investment funds available under Futurity products are managed by several investment managers, including MFS and Sun Capital Advisers, Inc., a subsidiary of the Company.

The Company sells its annuity products via two affiliated wholesale distribution organizations, MFS Fund Distributors, Inc. (Regatta products) and Sun Life of Canada (U.S.) Distributors, Inc., a subsidiary of the Company (Futurity products). The annuity products are then distributed through a variety of unaffiliated retail organizations including securities brokers, financial institutions, insurance agents, and financial advisors.

Although new pension products are not currently sold in the U.S., there is a substantial block of U.S. group retirement business in-force, including GICs, pension plans and group annuities. A significant portion of these pension contracts are non-surrenderable, with the result that the Company's liquidity exposure is limited. GICs were marketed directly in the U.S. through independent managers. In 1997, the Company decided to no longer market group pension and GIC products in the U.S. Beginning in the second quarter of 2000, the Company began marketing GICs to unrelated third parties in overseas markets.

Net income for the six months ended June 30, 2001 decreased by $26.3 million to $7.8 million versus the same period in 2000 primarily due to the effects of the significant decline in market values of variable annuities during the first quarter of 2001. Market conditions improved in the second quarter of 2001, but market values of the variable annuities were not back at the level they were during 2000. This decrease in market value is due to the performance of the equity markets in general. The decrease in value results in a decrease in the expected future gross profits and a significant increase in amortization of acquisition costs. Increased strain associated with the successful introduction of new products which credit the policyholder with a bonus upon receipt of the deposit also contribute to the decline in earnings. The bonus credits on the new products are expensed as they are credited to the policyholders' account values. Following are the major factors affecting the Wealth Management segment's results for the six months ended June 30, 2001 as compared to the same period in 2000.

    - Fee income decreased primarily as a result of lower variable annuity account balances. Fee income was lower by approximately $4.1 million for the six months ended June 30, 2001 compared to the same period in 2000. Market depreciation has more than offset net deposit activity. Since fees are determined based on the average assets held in these accounts, fee income has decreased. Variable annuity assets have decreased by approximately $0.2 billion since January 1, 2000, despite increases in net deposit activity. Variable annuity assets were $15.8 billion at June 30, 2001 as compared to $16.8 billion at June 30, 2000. Net deposits of annuity products increased by $424 million compared with

                        99                                FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

     2000. The increase in net deposits results primarily from the continued success of the new products introduced during 2000. As noted above, new products that credit the policyholder with a bonus upon receipt have been introduced. Other new products that provide policyholders with greater choices in the product features have also been introduced. The new product introductions lead to significantly increased gross and net sales. Annuity surrenders decreased in 2001 by $154 million. The surrenders are primarily from older products which are no longer actively marketed and the decrease is mainly due to the decline in market values from the market depreciation. The Company expects that as the separate account block of business continues to grow, from both net deposits and asset appreciation, and as an increasing number of accounts are no longer subject to surrender charges, surrenders will tend to increase.

    - Total new deposits of fixed and variable annuities increased by $270 million to $1.7 billion for the six months ended June 30, 2001. Deposits in the Futurity line of products represented $441 million of total annuity deposits for the six months ended June, 30 2001, an increase of $72 million from the same period in 2000. The Company expects that sales of the Futurity product will continue to increase in the future, based on management's beliefs: (i) that market demand is growing for multi-manager variable annuity products; (ii) that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and (iii) that the marketplace will continue to respond favorably to introductions of new Futurity products and product enhancements.

    - Net investment income and realized gains for the Wealth Management segment increased by $13 million for the six months ended June 30, 2001 as compared to 2000. The main driver of the increase in net investment income is the growth of the portfolio backing the new GIC products marketed to unrelated third parties in overseas markets which were introduced at the end of June 30, 2000. These new GIC products generated $177 million of new deposits as of June 30, 2000. Total new deposits since inception were $955 million as of June 30, 2001. These new GIC product deposits have increased the Wealth Management general account assets. Partially offsetting the increase due to the new GIC products are the decreases due to the older GICs and other fixed annuity surrenders. In 1997 the Company decided to no longer market group pension and GIC products in the U.S. As a consequence, the block of in-force business declines as U.S. issued GICs mature and are surrendered.

The change in unrealized gains on trading securities was $9 million greater this period versus 2000 offsetting derivative losses which were $13 million greater for the six months ended June 30, 2001 as compared to the same period in 2000. The derivatives in Wealth Management are used by the Company as part of its asset-liability management programs.

    - Policyholder benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $8 million for the six ended June 30, 2001, as compared to 2000. Lower payout annuity purchases for the six months ended June 30, 2001 result in

                        100                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

     lower reserve increases as compared to 2000 and interest credited on deposits has also declined. Some of the new GIC contracts contain crediting rates based upon equity indices which have resulted in minimal interest credits to these contracts. The bonus payments credited to policyholder deposits upon receipt under the new products noted above totaled $17 million during the six months ending June 30, 2001 as compared to $11 million during the same period in 2000 and are included in annuity payments.

    - Underwriting, acquisition and other operating expenses increased by $9 million during the six months ended June 30, 2001 as compared to the same period in 2000, reflecting primarily increased costs of the continued expansion of the distribtion systems and increased non-deferrable acquisition costs.

    - Amortization of deferred policy acquisition costs increased by $35.3 million as compared to the same period in 2000, due primarily to changes in the expected future gross profits for the variable annuity products. A significant decline in the market values of variable annuities, primarily during the first three months of 2001, caused lower expectations for the future and concurrent increase in amortization during the current period.

INDIVIDUAL PROTECTION SEGMENT

The Company currently markets individual variable life insurance products. These products include variable universal life products marketed to the corporate-owned life insurance ("COLI") market, which were first introduced in late 1997. In September 1999, the Company introduced a new variable life product as part of the Futurity product portfolio. The Company's management expects the variable life business to grow and become more significant in the future.

The net income from the Individual Protection segment increased by $2.7 million during the six months ended June 30, 2001 as compared to the same period in 2000 due primarily to lower policyholder benefits and lower amortization on deferred acquisition costs, primarily in the COLI variable universal life product line. Fee income was lower by $10 million as compared to 2000. In the second quarter of 2000, the Company received a $500 million deposit to its new privately placed COLI variable life product. This resulted in increased fee income of $11 million that was offset by increased acquisition costs associated with the sale.

GROUP PROTECTION SEGMENT

The Group Protection segment focuses on providing life and disability insurance to small and medium sized employers as part of those companies' employee benefit plans. This segment operates only in the state of New York through a subsidiary. Net income from the Group Protection segment increased by $0.3 million for the six months ended June 30, 2001 as compared to the same period in 2000 due primarily to a decrease in death claims. Cancellations of business effective January 1, 2001 resulted in a decline in premiums of $0.3

                        101                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

million, primarily in the first quarter of 2001 as compared to 2000. Partially offsetting the decreased premium revenue were increased investment income and net realized gains of $0.2 million.

CORPORATE SEGMENT

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments.

The net loss of $4.1 million for the six months ended June 30, 2001 was $4.5 million lower than the same period in 2000. Lower income taxes from increased permanent differences in taxable income that are attributed to this segment was the main driver of the increased earnings.

THREE MONTHS ENDED JUNE 30, 2001 COMPARED TO THREE MONTHS ENDED JUNE 30, 2000:

NET INCOME

Net income of $23.0 million for the second quarter was a $26.3 million increase from the second quarter of 2000. The impact of changes in market conditions, particularly in the Wealth Management segment, is the main driver of the increase in earnings for the quarter.

NET INCOME FROM OPERATIONS BY SEGMENT

The following table provides a summary of net income from operations by segment, which is discussed more fully below.

                                                                   THREE MONTHS
                                                                  ENDED JUNE 30,
                                                              -----------------------
                                                                2001           2000         $ CHANGE
                                                              --------       --------       --------
Wealth Management                                              $ 29.4         $ 1.5          $ 27.9
Individual Protection                                             0.7          (1.7)            2.4
Group Protection                                                  0.7           0.1             0.6
Corporate                                                        (7.8)         (3.2)           (4.6)
                                                               ------         -----          ------
                                                               $ 23.0         $(3.3)         $ 26.3
                                                               ======         =====          ======

WEALTH MANAGEMENT SEGMENT

Net income for the quarter increased by $27.9 million as compared to 2000 primarily due to the earnings on the new GIC products marketed to foreign investors that were introduced at the end of the second quarter of 2000 and increased earnings from annuity products.

Following are the major factors affecting the Wealth Management segment's results in the second quarter of 2001 as compared to the same period in 2000.

    - Net investment income and realized gains increased by $27.8 million. The main driver of the increase are derivatives earnings which increased by $28.0 million as compared to the same period in 2000.

                        102                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

     The new GIC products marketed to foreign investors were introduced at the end of the second quarter of 2000. At June 30, 2000, net deposits were $177 million and the unrealized losses on derivatives more closely matched the unrealized gains on trading securities. As a result, net investment income was minimal. For the quarter ended June 30, 2001, the new deposits have grown to $955 million. Net unrealized gains on the derivative instruments increased by $25 million. Interest income earned on the portfolio backing the new GIC products was offset by unrealized losses on trading securities of $9 million and losses on interest rate swap instruments of $7 million. The losses can be attributed to higher interest rates during the second quarter of 2001 as compared to the first quarter that resulted in lower market values of the fixed income securities. The swap instruments were generally trading floating rates for fixed, resulting in additional losses for the quarter.

    - Net deposits of annuity products during the second quarter of 2001 increased by $55 million compared with the second quarter of 2000. The increase in net deposits results primarily from decreases in variable annuity surrenders during the second quarter of 2001 as compared to 2000.

    - Total new deposits to fixed and variable annuities decreased by $48 million to $733 million during the second quarter of 2001 as continued market volatility has resulted in an industry wide decline in sales. Sales of the Futurity line of products represented $203 million of total annuity deposits during the second quarter of 2001 which was comparable to the same period of 2000.

    - Policyholder benefits (the major elements of which are interest credited to contractholder deposits and annuity benefits) decreased by approximately $6.7 million in the three months ended June 30, 2001 as compared to the same period in 2000. The declining older US issued GICs result in declining interest credited to deposits. The bonus payments credited to policyholder deposits were also lower by $4 million during the second quarter of 2001 as compared to 2000.

    - Underwriting, acquisition and other operating expenses increased by $4.1 million for the three months ended June 30, 2001 as compared to the same period in 2000, reflecting primarily increased costs of the continued expansion of the distribution systems and increased non-deferrable acquisition costs.

    - Amortization of deferred policy acquisition costs decreased by $19 million in the three months ended June 30, 2001 as compared to the same period in 2000. The improvement in the market values of variable annuities during the second quarter of 2001 as compared to the first quarter caused higher expectations for the future and concurrent decreases in amortization during the current period. Unfavorable market conditions in the second quarter of 2000 conversely resulted in lower estimated future gross profits and higher amortization in that period.

                        103                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

INDIVIDUAL PROTECTION SEGMENT

During the second quarter of 2001, net income from the Individual Protection segment increased by $2.4 to net income of $0.7 million as compared to the same period in 2000, due to a combination of factors including increased investment income, decreased death benefits and lower reinsurance costs.

GROUP PROTECTION SEGMENT

Net income from the Group Protection segment during the second quarter of 2001 increased by $0.6 million from the same period in 2000, primarily due to improvement in claims experience and decreased operating expenses.

CORPORATE SEGMENT

In the second quarter of 2001, the net loss from operations for the Corporate segment increased by $4.6 million to $7.8 million. The loss for the quarter ended June 30, 2001 is attributed to unrealized losses on derivatives allocated to this segment in 2001.

FINANCIAL CONDITION & LIQUIDITY

ASSETS

The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts are investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. Separate account assets are not available to fund the liabilities of the general account.

The following table summarizes significant changes in asset balances during the six months ended June 30, 2001. The changes are discussed below.

                                                         ASSETS
                                                     ($ IN MILLIONS)                              %
                                                        JUNE 30,           DECEMBER 31,        CHANGE
                                                          2001                 2000           2001/2000
                                                     ---------------       ------------       ---------
General Account Assets                                  $ 6,369.1           $ 6,183.5            3.0%
Separate Account Assets                                  16,955.2            17,874.2           (5.1%)
                                                        ---------           ---------          ------
Total Assets                                            $23,324.3           $24,057.7           (3.1%)
                                                        =========           =========          ======

General account assets increased by 3.0% in 2001, while variable separate account assets decreased by 5.1%. The growth in general account assets is due to the introduction of new GIC products marketed to foreign investors which had net deposits of $371 million during the six months ended June 30, 2001. The decline in variable separate accounts as compared to the general account reflects depreciation of the funds held in the variable separate accounts, which was significant during the first quarter of 2001 then slightly improved in

                        104                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

the second quarter of 2001. Net deposits into variable accounts, including transfers under the DCA programs, have also increased year to date.

The assets of the general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash, invested assets, and deferred policy acquisition costs, which represented essentially all of general account assets at June 30, 2001. Major types of invested asset holdings included fixed maturity securities, short-term investments, mortgages, real estate and other invested assets. The Company's fixed maturity securities, totaling $3,927.9 million, comprised 76.8% of the Company's portfolio of invested assets at June 30, 2001, and included both public and private issues. It is the Company's policy to acquire only investment-grade securities in the general account. As a result, the overall quality of the fixed maturity portfolio is high. At June 30, 2001, only 2.2% of the fixed maturity portfolio was rated below-investment-grade. Short-term investments in fixed maturity securities of $137.9 million represented 2.7% of the total portfolio. The Company's mortgage holdings amounted to $848.6 million at June 30, 2001 representing 16.6% of the total portfolio. All mortgage holdings at June 30, 2001 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At June 30, 2001, investment real estate amounted to $77.8 million, representing about 1.5% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Other invested assets amounted to $80.2 million, representing about 1.6% of the portfolio. These holdings comprised mainly leveraged lease investments. Policy loans represent the remaining 0.8% of invested assets.

LIABILITIES

As with assets, the proportion of variable separate account liabilities to total liabilities has been decreasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the proportional trend in general account liabilities as compared to separate account liabilities to decline, because it believes that net deposits to variable products will continue to exceed net deposits for the fixed contracts associated with these liabilities. The introduction of the new GIC products has resulted in an absolute dollar increase in general account liabilities.

CAPITAL MARKETS RISK MANAGEMENT

See Item 3, "Quantitative and Qualitative Disclosures About Market Risk", in this Quarterly Report on Form 10-Q for a discussion of the Company's capital markets risk management.

                        105                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

CAPITAL RESOURCES

CAPITAL ADEQUACY

The National Association of Insurance Commissioners ("NAIC") adopted regulations at the end of 1993 that established minimum capitalization requirements for insurance companies, based on risk-based capital ("RBC") formulas applied to statutory surplus. These requirements are intended to identify undercapitalized companies, so that specific regulatory actions can be taken on a timely basis. The RBC formula for life insurance companies calculates capital requirements related to asset, insurance, interest rate, and business risks. According to the RBC calculation, the Company's capital was well in excess of its required capital at June 30, 2001 and at year-end 2000.

LIQUIDITY

The Company's liquidity requirements are generally met by funds from operations. The Company's main uses of funds are to pay out death benefits and other maturing insurance and annuity contract obligations; to make pay-outs on contract terminations; to purchase new investments; to fund new business ventures; and to pay normal operating expenditures and taxes. The Company's main sources of funds are premiums and deposits on insurance and annuity products; proceeds from the sale of investments; income from investments; and repayments of investment principal.

In managing its general account assets in relation to its liabilities, the Company has segmented these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. Among other matters, this investment policy considers liquidity requirements and provides cash flow estimates. The Company reviews these policies quarterly.

The Company's liquidity targets are intended to enable it to meet its day-to-day cash requirements. On a quarterly basis, the Company compares its total "liquifiable" assets to its total demand liabilities. Liquifiable assets comprise cash and assets that could quickly be converted to cash should the need arise. These assets include short-term investments and other current assets and investment-grade bonds. The Company's policy is to maintain a liquidity ratio in excess of 100%. Based on its ongoing liquidity analyses, the Company believes that its available liquidity is more than sufficient to meet its liquidity needs.

OTHER MATTERS

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.)
Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital. There was no gain or loss realized on this transaction. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I which holds, as an investment, the $600 million of subordinated debentures of Sun Life of Canada (U.S.)
Holdings, Inc.,

                        106                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

the Company's parent. Sun Life of Canada (U.S.) Limited Partnership I also has $607.8 million of Partnership Capital Securities issued to an affiliated business trust, representing the limited partner interest.

On March 12, 2001, the Company purchased Vision Financial Corporation for approximately $5.0 million. Vision Financial Corporation, based in Keene, N.H., is a third-party administrator that specializes in the administration of insurance products sold at the worksite.

On May 3, 2001, the Company's ultimate parent, Sun Life Financial Services of Canada Inc., announced that it has entered into an agreement to acquire Keyport Life Insurance Company and Independent Financial Marketing Group from Liberty Financial Companies, Inc. for $1.7 billion.

Keyport Life Insurance Company, with offices in Lincoln, Rhode Island and Boston, Massachusetts is a leading provider of fixed, indexed and variable annuity products distributed through banks, securities brokerage firms and independent financial planners. Independent Financial Marketing Group is a market leader in the distribution of annuities and mutual funds in the small and mid-sized bank market. Its offices are located in Purchase, N.Y.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

This discussion covers market risks associated with investment portfolios that support the Company's general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For these products, the policyholder, rather than the Company, assumes these market risks.

GENERAL

The assets of the general account are available to support general account liabilities. For purposes of managing these assets in relation to these liabilities, the Company notionally segments these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. The policy covers the segment's liability characteristics and liquidity requirements, provides cash flow estimates, and sets targets for asset mix, duration, and quality. Each quarter, investment and business unit managers review these policies to ensure that the policies remain appropriate, taking into account each segment's liability characteristics.

TYPES OF MARKET RISKS

The Company's management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. It is the Company's policy, for example, not to purchase below-investment-grade securities. Also, as a matter of investment policy, the Company assumes no foreign currency or commodity risk, nor does it assume equity price risk except to the extent that it holds real estate in its portfolios. (At June 30, 2001, investment real estate holdings represented approximately 1.5% of the Company's total general account portfolio.) The management of interest rate risk exposure is discussed below.

                        107                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

INTEREST RATE RISK MANAGEMENT

The Company's fixed interest rate liabilities are primarily supported by well diversified portfolios of fixed interest investments. They are also supported by holdings of real estate and floating rate notes. All of the fixed interest investments are held for other than trading purposes and can include publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. The Company's fixed income portfolios also hold securitized assets, including mortgage-backed securities ("MBS") and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. In portfolios backing interest-sensitive liabilities, the Company's practice is to limit MBS holdings to less than 10% of total portfolio assets. In all portfolios, the Company restricts MBS investments to pass-through securities issued by U.S. government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. The Company does not engage in leveraged transactions and it does not invest in the more speculative forms of these instruments such as the interest-only, principal-only, or inverse floater.

Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. Segments whose liabilities mainly arise from the sale of products containing interest rate guarantees for certain terms are sensitive to changes in interest rates. In these segments, the Company uses "immunization" strategies, which are specifically designed to minimize the loss from wide fluctuations in interest rates. The Company supports these strategies using analytical and modeling software acquired from outside vendors.

Significant features of the Company's immunization models include:

    - an economic or market value basis for both assets and liabilities;

    - an option pricing methodology;

    - the use of effective duration and convexity to measure interest rate sensitivity; and

    - the use of key rate durations to estimate interest rate exposure at different parts of the yield curve.

The Company's Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies for the interest-sensitive portfolios. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and related assets of particular segments. The Company manages these mismatches to a tolerance range of plus or minus 0.5.

Asset strategies may include the use of Treasury futures or interest rate swaps to adjust the duration profiles for particular portfolios. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Board of Directors on a monthly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of the Company's incurring losses related to credit exposures is considered remote.

                        108                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000

4.  COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED):

Liabilities categorized as financial instruments and held in the Company's general account at June 30, 2001 had a fair value of $4,511.9 million. Fixed income investments supporting those liabilities had a fair value of $5,223.1 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets on June 30, 2001. The analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $77.8 million and the corresponding assets would show a net decrease of $139.2 million.

By comparison, liabilities categorized as financial instruments and held in the Company's general account at December 31, 2000 had a fair value of $4,368.9 million. Fixed income investments supporting those liabilities had a fair value of $5,084.2 million at that date. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets at December 31, 2000. The analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $133.0 million and the corresponding assets would show a net decrease of $180.0 million.

The Company produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually will occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. The Company believes that this limitation is one of conservatism; that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.

Based on its processes for analyzing and managing interest rate risk, the Company's management believes its exposure to interest rate changes will not materially affect its near-term financial position, results of operations, or cash flows.

                        109                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (IN MILLIONS)

                                            2000    1999    1998
                                           ------  ------  ------
 Revenues
   Premiums and annuity considerations     $ 44.8  $ 45.1  $203.3
   Net investment income                    287.7   365.0   455.9
   Net realized investment gains (losses)   (19.9)    2.3     8.4
   Fee and other income                     297.8   217.5   179.1
                                           ------  ------  ------
 Total revenues                             610.4   629.9   846.7
                                           ------  ------  ------
 Benefits and expenses
   Policyowner benefits                     338.3   334.9   588.1
   Other operating expenses                 164.9   101.1   100.0
   Amortization of deferred policy
     acquisition costs                      123.8    67.8    88.8
                                           ------  ------  ------
 Total benefits and expenses                627.0   503.8   776.9
                                           ------  ------  ------
 Income (loss) from operations              (16.6)  126.1    69.8
   Interest expense                          44.7    43.3    44.9
                                           ------  ------  ------
 Income (loss) before income tax expense
 and discontinued operations                (61.3)   82.8    24.9
                                           ------  ------  ------
 Income tax expense (benefit):
   Federal                                  (61.7)   28.8    10.9
   State                                     (2.1)    0.3    (0.1)
                                           ------  ------  ------
   Income tax expense (benefit)             (63.8)   29.1    10.8
                                           ------  ------  ------
 Net income from continuing operations        2.5    53.7    14.1
 Net loss on disposal of subsidiaries,
 after tax                                     --   (12.3)     --
 Discontinued operations                       --     1.0     0.1
                                           ------  ------  ------
     NET INCOME                            $  2.5  $ 42.4  $ 14.2
                                           ======  ======  ======

   The accompanying notes are an integral part of the consolidated financial statements.

                        110                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.) CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999 (IN MILLIONS EXCEPT PER SHARE DATA)

                                                                    2000              1999
                                                                  ---------         ---------
ASSETS
  Investments
    Available-for-sale fixed maturities at fair value
      (amortized cost of $2,454.5 and $2,685.4 in 2000 and
      1999, respectively)                                         $ 2,501.4         $ 2,677.3
    Trading fixed maturities at fair value (amortized cost
      of $635.5 and $1.0 in 2000 and 1999, respectively)              648.2               1.0
    Held-to-maturity fixed maturities at amortized cost               600.0                --
    Short-term investments                                            112.1             177.2
    Mortgage loans                                                    846.4             931.4
    Real estate                                                        77.7              95.1
    Policy loans                                                       41.5              40.7
    Other invested assets                                              74.6              67.9
                                                                  ---------         ---------
      Total investments                                             4,901.9           3,990.6
  Cash and cash equivalents                                           390.0             550.3
  Accrued investment income                                            64.9              50.5
  Deferred policy acquisition costs                                   762.0             686.3
  Outstanding premiums                                                  3.0               2.7
  Other assets                                                         61.7              81.2
  Separate account assets                                          17,874.2          16,123.3
                                                                  ---------         ---------
      Total assets                                                $24,057.7         $21,484.9
                                                                  =========         =========
LIABILITIES
  Future contract and policy benefits                             $   714.7         $   729.3
  Contractholder deposit funds and other policy liabilities         3,313.0           3,144.8
  Unearned revenue                                                      4.5               7.1
  Accrued expenses and taxes                                           52.7              98.8
  Deferred federal income taxes                                        41.4              77.7
  Long-term debt payable to affiliates                                565.0             565.0
  Partnership Capital Securities                                      607.8                --
  Other liabilities                                                   123.2              67.7
  Separate account liabilities                                     17,874.2          16,123.3
                                                                  ---------         ---------
      Total liabilities                                            23,296.5          20,813.7
                                                                  ---------         ---------
Commitments and contingencies--Note 15
STOCKHOLDER'S EQUITY
  Common stock, $1,000 par value--10,000 shares authorized;
    6,437 and 5,900 shares issued and outstanding in 2000
    and 1999, respectively                                        $     6.4         $     5.9
  Additional paid-in capital                                          264.9             199.4
  Accumulated other comprehensive income                               38.6               7.1
  Retained earnings                                                   451.3             458.8
                                                                  ---------         ---------
      Total stockholder's equity                                      761.2             671.2
                                                                  ---------         ---------
      Total liabilities and stockholder's equity                  $24,057.7         $21,484.9
                                                                  =========         =========

   The accompanying notes are an integral part of the consolidated financial statements.

                        111                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (IN MILLIONS)

                                                                   2000             1999             1998
                                                                 --------         --------         --------
Net income                                                        $ 2.5            $ 42.4           $14.2
                                                                  -----            ------           -----
Other comprehensive income
  Net unrealized holding gains (losses) on
    available-for-sale securities, net of tax                      31.4             (68.6)           (4.3)
  Other                                                             0.1              (0.2)             --
                                                                  -----            ------           -----
                                                                   31.5             (68.8)           (4.3)
                                                                  -----            ------           -----
Comprehensive income                                              $34.0            $(26.4)          $ 9.9
                                                                  =====            ======           =====

   The accompanying notes are an integral part of the consolidated financial statements.

                        112                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998 (IN MILLIONS)

                                                                  ACCUMULATED
                                                   ADDITIONAL        OTHER                        TOTAL
                                                    PAID-IN      COMPREHENSIVE    RETAINED    STOCKHOLDER'S
                                   COMMON STOCK     CAPITAL         INCOME        EARNINGS       EQUITY
                                   ------------    ----------    -------------    --------    -------------
Balance at December 31, 1997           $5.9          $199.4          $80.2         $532.2         $817.7
  Net income                                                                         14.2           14.2
  Other comprehensive income                                          (4.3)                         (4.3)
  Dividends to stockholder                                                          (50.0)         (50.0)
                                       ----          ------          -----         ------         ------
Balance at December 31, 1998            5.9           199.4           75.9          496.4          777.6
  Net income                                                                         42.4           42.4
  Other comprehensive income                                         (68.8)                        (68.8)
  Dividends to stockholder                                                          (80.0)         (80.0)
                                       ----          ------          -----         ------         ------
Balance at December 31, 1999            5.9           199.4            7.1          458.8          671.2
  Net income                                                                          2.5            2.5
  Other comprehensive income                                          31.5                          31.5
  Common shares issued                  0.5                                                          0.5
  Additional paid-in-capital                           65.5                                         65.5
  Dividends to stockholder                                                          (10.0)         (10.0)
                                       ----          ------          -----         ------         ------
Balance at December 31, 2000           $6.4          $264.9          $38.6         $451.3         $761.2
                                       ====          ======          =====         ======         ======

   The accompanying notes are an integral part of the consolidated financial statements.

                        113                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998 (IN MILLIONS)

                                                                    2000              1999              1998
                                                                  ---------         ---------         ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income from continuing operations                           $     2.5         $    53.7         $    14.1
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Amortization of discount and premiums                              (0.8)             (0.5)              0.2
    Depreciation and amortization                                       2.8               3.7               2.2
    Net realized (gains) losses on investments                         19.9              (2.3)             (8.4)
    Net unrealized gains on trading fixed maturities                  (12.7)               --                --
    Interest credited to contractholder deposits                      195.5             216.4             238.7
    Deferred federal income taxes                                     (53.1)             14.5              (8.6)
    Cash dividends from subsidiaries                                     --              19.3                --
  Changes in assets and liabilities:
    Deferred acquisition costs                                        (83.0)            (88.4)            208.7
    Accrued investment income                                          (5.7)             11.4              31.1
    Other assets                                                       15.0             (75.3)             78.5
    Future contract and policy benefits                               (14.5)             (7.5)         (1,124.0)
    Other, net                                                         38.7              72.3             896.6
                                                                  ---------         ---------         ---------
Net cash provided by operating activities                             104.6             217.3             329.1
                                                                  ---------         ---------         ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales, maturities and repayments of:
    Available-for-sale fixed maturities                             1,001.9           1,240.9           1,665.6
    Trading fixed maturities                                          186.9                --                --
    Subsidiaries                                                         --              57.5               0.6
    Other invested assets                                                --                --               0.9
    Mortgage loans                                                    208.5             385.7             316.9
    Real estate                                                        36.0               2.8               6.0
  Purchases of:
    Available-for-sale fixed maturities                              (738.3)           (615.2)         (1,346.7)
    Trading fixed maturities                                         (821.3)               --                --
    Equity securities                                                    --                --              (0.2)
    Other invested assets                                              (2.2)             (7.4)            (11.4)
    Mortgage loans                                                   (121.9)           (344.9)           (123.0)
    Real estate                                                       (15.0)             (1.6)             (1.1)
  Changes in other investing activities, net                            2.8               3.1             (14.4)
  Net change in policy loans                                           (0.8)              1.9              (1.6)
  Net change in short-term investments                                 34.9             155.9             (38.2)
                                                                  ---------         ---------         ---------
Net cash provided by (used in) investing activities                  (228.5)            878.7             453.4
                                                                  ---------         ---------         ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Deposits to contractholder deposit funds                          1,962.3           1,536.8             910.8
  Withdrawals from contractholder deposit funds                    (1,988.7)         (2,267.2)         (1,803.2)
  Repayment of long-term debt and borrowed funds                         --                --            (110.1)
  Dividends paid to stockholder                                       (10.0)            (80.0)            (50.0)
                                                                  ---------         ---------         ---------
Net cash provided by (used in) financing activities                   (36.4)           (810.4)         (1,052.5)
                                                                  ---------         ---------         ---------
Net change in cash and cash equivalents                              (160.3)            285.6            (270.0)
  Cash and cash equivalents, beginning of year                        550.3             264.7             534.7
                                                                  ---------         ---------         ---------
  Cash and cash equivalents, end of year                          $   390.0         $   550.3         $   264.7
                                                                  =========         =========         =========
SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                                                   $    43.3         $    43.3         $    40.5
  Income taxes paid                                                    63.7               5.5              50.6

NON-CASH TRANSACTION

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its 100% ownership in Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital.

   The accompanying notes are an integral part of the consolidated financial statements

                        114                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Sun Life Assurance Company of Canada (U.S.) (the "Company") was incorporated in 1970 as a life insurance company domiciled in the state of Delaware. As of December 31, 2000, the Company was licensed in 48 states and certain other territories. Effective January 31, 2001, the Company became authorized to do business in 49 states. In addition, the Company's wholly-owned insurance subsidiary, Sun Life Insurance and Annuity Company of New York, is licensed in New York. The Company and its subsidiaries are engaged in the sale of individual and group variable life insurance, individual fixed and variable annuities, group fixed and variable annuities, group pension contracts, guaranteed investment contracts, group life and disability insurance, and other asset management services.

The Company is a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc., which is an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada. Sun Life Assurance Company of Canada is a life insurance company domiciled in Canada which reorganized from a mutual life insurance company to a stock life insurance company on March 22, 2000. As a result of the demutualization, a new holding company, Sun Life Financial Services of Canada Inc. ("SLC"), is now the ultimate parent of Sun Life Assurance Company of Canada and the Company.

BASIS OF PRESENTATION

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for stockholder-owned life insurance companies.

For the year ended December 31, 1999, the Company filed its Annual Report on Form 10-K using audited statutory financial statements prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than GAAP. During 2000 the Company changed its basis of accounting to GAAP and has restated the financial statements for the prior years ended December 31, 1999 and 1998 to conform with GAAP. See Note 13 for a reconciliation of statutory surplus to GAAP equity and statutory net income to GAAP net income.

The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York, Sun Life of Canada (U.S.) Distributors, Inc., Sun Life Financial Services Limited, Sun Benefit Services Company, Inc., Sun Capital Advisers, Inc., Sun Life Finance Corporation, Sun Financial Group Advisers, Inc., Sun Life of Canada (U.S.) SPE 97-1, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., and Clarendon Insurance Agency, Inc. The results are also consolidated with Sun Life of Canada Funding, LLC, which is owned by a trust sponsored by the Company and Sun Life of Canada (U.S.) Limited Partnership I, for which Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner. All significant intercompany transactions have been eliminated in consolidation.

                        115                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Sun Life Insurance and Annuity Company of New York is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in its state of domicile, New York. Sun Life of Canada (U.S.) Distributors, Inc. is a registered investment adviser and broker-dealer. Sun Life Financial Services Limited serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada (Bermuda), an affiliate. Sun Capital Advisers, Inc. is a registered investment adviser. Sun Life of Canada (U.S.) SPE 97-1 was organized for the purpose of engaging in activities incidental to securitizing mortgage loans. Sun Life of Canada (U.S.) Holdings General Partner, Inc. is the sole general partner of Sun Life of Canada (U.S.) Limited Partnership I. Clarendon Insurance Agency, Inc. is a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates. Sun Benefit Services Company, Inc., Sun Life Finance Corporation and Sun Financial Group Advisers, Inc. are currently inactive. Sun Life of Canada Funding, LLC. was organized for the purpose of engaging in activities incidental to establishing the new guaranteed investment products of the Company. Sun Life of Canada (U.S.) Limited Partnership I was established to purchase subordinated debentures issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., and to issue Partnership Capital Securities to an affiliated business trust, Sun Life of Canada (U.S.) Capital Trust I.

In June 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. Sun Life Information Services Ireland, Limited provides information systems development services to Sun Life Assurance Company of Canada and its subsidiaries.

During 1999, the Company sold two of its subsidiaries, Massachusetts Casualty Insurance Company ("MCIC") (sold February 1999) and New London Trust F.S.B. ("NLT") (sold October 1999). MCIC is a life insurance company that issues only individual disability income policies. NLT is a federally chartered savings bank, which grants commercial, residential real estate and installment loans. The results of operations of MCIC and NLT are reported as discontinued operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The most significant estimates are those used in determining deferred policy acquisition costs, investment allowances and the liabilities for future policyholder benefits. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior years' financial statements have been reclassified to conform to the 2000 presentation.

                        116                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

FINANCIAL INSTRUMENTS

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including cash and cash equivalents, investments such as fixed maturities, mortgage loans and equity securities, off balance sheet financial instruments, debt, loan commitments and financial guarantees. These instruments involve credit risk and also may be subject to risk of loss due to interest rate fluctuation. The Company evaluates and monitors each financial instrument individually and, when appropriate, obtains collateral or other security to minimize losses. Financial instruments are more fully described in Note 6.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents primarily include cash, commercial paper, money market investments, and short-term bank participations. All such investments have maturities of three months or less and are considered cash equivalents for purposes of reporting cash flows.

INVESTMENTS

The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At the time of purchase, fixed maturity securities are classified based on intent, as held-to-maturity, trading, or available-for-sale. In order for the security to be classified as held-to-maturity, the Company must have positive intent and ability to hold the securities to maturity. Securities held-to-maturity are stated at cost adjusted for amortization of premiums, and accretion of discounts. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading. Securities that do not meet this criterion are classified as available-for-sale. Available-for-sale securities are carried at aggregate fair value with changes in unrealized gains or losses reported net of policyholder related amounts and of deferred income taxes in a separate component of other comprehensive income. Trading securities are carried at aggregate fair value with changes in unrealized gains or losses reported as a component of net investment income. Fair values for publicly traded securities are obtained from external market quotations. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturities repayment and liquidity characteristics. All security transactions are recorded on a trade date basis. The Company's accounting policy for impairment requires recognition of an other than temporary impairment charge on a security if it is determined that the Company is unable to recover all amounts due under the contractual obligations of the security. In addition, for securities expected to be sold, an other than temporary impairment charge is recognized if the Company does not expect the fair value of a security to recover to cost or amortized cost prior to the expected date of sale. Once an impairment charge has been recorded, the Company then continues to review the other than temporarily impaired securities for additional impairment, if necessary.

Mortgage loans are stated at unpaid principal balances, net of provisions for estimated losses. Mortgage loans acquired at a premium or discount are carried at amortized values net of provisions for estimated losses.

                        117                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Mortgage loans, which include primarily commercial first mortgages, are diversified by property type and geographic area throughout the United States. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made.

A loan is recognized as impaired when it is probable that the principal or interest is not collectible in accordance with the contractual terms of the loan. Measurement of impairment is based on the present value of expected future cash flows discounted at the loan's effective interest rate, or at the loan's observable market price. A specific valuation allowance is established if the fair value of the impaired loan is less than the recorded amount. Loans are also charged against the allowance when determined to be uncollectible. The allowance is based on a continuing review of the loan portfolio, past loss experience and current economic conditions, which may affect the borrower's ability to pay. While management believes that it uses the best information available to establish the allowance, future adjustments to the allowance may become necessary if economic conditions differ from the assumptions used in making the evaluation.

Real estate investments are held for the production of income or held-for-sale. Real estate investments held for the production of income are carried at the lower of cost adjusted for accumulated depreciation or fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years. Real estate investments held-for-sale are primarily acquired through foreclosure of mortgage loans. The cost of real estate that has been acquired through foreclosure is the estimated fair value less estimated costs to dispose at the time of foreclosure. Real estate investments are diversified by property type and geographic area throughout the United States.

Policy loans are carried at the amount of outstanding principal balance not in excess of net cash surrender values of the related insurance policies.

Other invested assets consist primarily of leveraged leases and tax credit partnerships.

The Company uses derivative financial instruments including swaps and options as a means of hedging exposure to interest rate, currency and equity price risk.

Investment income is recognized on an accrual basis. Realized gains and losses on the sales of investments are recognized in operations at the date of sale and are determined using the specific cost identification method. When an impairment of a specific investment or a group of investments is determined to be other than temporary, a realized investment loss is recorded. Changes in the provision for estimated losses on mortgage loans and real estate are included in net realized investment gains and losses.

Interest income on loans is recorded on the accrual basis. Loans are placed in a non-accrual status when management believes that the borrower's financial condition, after giving consideration to economic and business conditions and collection efforts, is such that collection of principal and interest is doubtful. When a loan is placed in non-accrual status, all interest previously accrued is reversed against current period interest income. Interest accruals are resumed on such loans only when they are brought fully current with respect to

                        118                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

principal and interest, have performed on a sustained basis for a reasonable period of time, and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

DEFERRED POLICY ACQUISITION COSTS

Acquisition costs consist of commissions, underwriting and other costs, which vary with and are primarily related to the production of new business. Acquisition costs related to investment-type contracts, primarily deferred annuity and guaranteed investment contracts, and universal and variable life products are deferred and amortized with interest in proportion to the present value of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net investment income, net realized investment gains and losses, life and variable annuity fees, surrender charges and direct variable administrative expenses. This amortization is reviewed annually and adjusted retrospectively when the Company revises its estimate of current or future gross profits to be realized from this group of products, including realized and unrealized gains and losses from investments. Acquisition costs related to fixed annuities and other life insurance products are deferred and amortized; generally in proportion to the ratio of annual revenue to the estimated total revenues over the contract periods based upon the same assumptions used in estimating the liability for future policy benefits. Deferred acquisition costs for each life product are reviewed to determine if they are recoverable from future income, including investment income. If such costs are determined to be unrecoverable, they are expensed at the time of determination. Although realization of deferred policy acquisition costs is not assured, the Company believes it is more likely than not that all of these costs will be realized. The amount of deferred policy acquisition costs considered realizable, however, could be reduced in the near term if the estimates of gross profits or total revenues discussed above are reduced. The amount of amortization of deferred policy acquisition costs could be revised in the near term if any of the estimates discussed above are revised.

OTHER ASSETS

Property, equipment, leasehold improvements and capitalized software costs which are included in other assets are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line or accelerated method over the estimated useful lives of the related assets, which generally range from 3 to 30 years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the term of the leases or the estimated useful life of the improvements. Reinsurance receivables from reinsurance ceded are also included in other assets.

POLICY LIABILITIES AND ACCRUALS

Future policy benefits are liabilities for life, health and annuity products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Future policy benefits for individual life insurance and annuity policies are computed using interest rates ranging from 4.5% to 5.5% for life insurance and 6.0% to 11.3% for annuities. The liabilities associated with traditional life insurance, annuity and disability insurance products are computed using the net level premium method based on

                        119                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

assumptions about future investment yields, mortality, morbidity and persistency. The assumptions used are based upon both the Company and its affiliates' experience and industry standards. Estimated liabilities are established for group life and health policies that contain experience-rating provisions.

Contractholder deposit funds consist of policy values that accrue to the holders of universal life-type contracts and investment-related products such as deferred annuities and guaranteed investment contracts. The liabilities are determined using the retrospective deposit method and consist of net deposits and investment earnings less administrative charges. The liability is before the deduction of any applicable surrender charges.

Other policy liabilities include liabilities for policy and contract claims. These amounts consist of the estimated amount payable for claims reported but not yet settled and an estimate of claims incurred but not reported. The amount reported is based upon historical experience, adjusted for trends and current circumstances. Management believes that the recorded liability is sufficient to provide for the associated claims adjustment expenses. Revisions of these estimates are included in operations in the year such refinements are made.

REVENUE AND EXPENSES

Premiums for traditional individual life and annuity products are considered revenue when due. Premiums related to group life and group disability insurance are recognized as revenue pro-rata over the contract period. The unexpired portion of these premiums is recorded as unearned premiums. Revenue from universal life-type products and investment-related products includes charges for cost of insurance (mortality), initiation and administration of the policy and surrender charges. Revenue is recognized when the charges are assessed except that any portion of an assessment that relates to services to be provided in future years is deferred and recognized over the period during which the services are provided.

Benefits and expenses, other than deferred policy acquisition costs, related to traditional life, annuity, and disability contracts, including group policies, are recognized when incurred in a manner designed to match them with related premium revenue and spread income recognition over expected policy lives. For universal life-type and investment-type contracts, benefits include interest credited to policyholders' accounts and death benefits in excess of account values, which are recognized as incurred.

INCOME TAXES

The Company and its subsidiaries participate in a consolidated federal income tax return with Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc. and other affiliates. Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes, and for other temporary taxable and deductible differences as defined by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". These differences result primarily from policy reserves, policy acquisition expenses and unrealized gains or losses on investments, and are generally not chargeable with liabilities that arise from any other business of the Company.

                        120                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

SEPARATE ACCOUNTS

The Company has established separate accounts applicable to various classes of contracts providing for variable benefits. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts. Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value and the investment risk of such securities is retained by the contractholder.

NEW ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities including fair value hedges and cash flow hedges. All derivatives, whether designated in hedging relationships or not, will be required to be recorded on the balance sheet at fair value. For a derivative that does not qualify as a hedge, changes in fair value will be recognized in earnings.

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for all fiscal quarters until fiscal years beginning after June 15, 2000.

In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amended SFAS No. 133. SFAS No. 138 amended SFAS No. 133 so that for interest rate hedges, a company may designate as the hedged risk, the risk of changes only in a benchmark interest rate. Also, credit risk is newly defined as the company-specific spread over the benchmark interest rate and may be hedged separately from, or in combination with, the benchmark interest rate.

Initial application of SFAS No. 133, as amended, for the Company will begin January 1, 2001. The Company estimates that at January 1, 2001, it will record $8,600,000 as a cumulative transition adjustment that will increase earnings relating to derivatives not designated as hedges prior to adoption of SFAS 133.

On January 1, 1999, the Company adopted AICPA SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This SOP provides guidance for determining whether costs of software developed or obtained for internal use should be capitalized or expensed as incurred. In the past, the Company has expensed such costs as they were incurred. The adoption of SOP 98-1, resulted in an increase in pre-tax income of $6,232,000 for the year ended December 31, 1999.

                        121                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

In July 2000, the Emerging Issues Task Force (EITF) reached consensus on Issue No. 99-20, "Recognition of Interest Income and Impairment on Certain Investments". This pronouncement requires investors in certain asset-backed securities to record changes in their estimated yield on a prospective basis and to evaluate these securities for an other-than-temporary decline in value. This consensus is effective for financial statements with fiscal quarters beginning after December 15, 2000. While the Company is currently in the process of quantifying the impact of EITF No. 99-20, the consensus provisions are not expected to have a material impact on the Company's financial condition or results of operations.

In September 2000, the FASB issued SFAS 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which replaces SFAS No. 125, "Accounting for Transfers and Services of Financial Assets and Extinguishment of Liabilities". This standard revises the methods for accounting for securitizations and other transfers of financial assets and collateral as outlined in SFAS No. 125, and requires certain additional disclosures. For transfers and servicing of financial assets and Extinguishment of liabilities, this standard will be effective for the Company's June 30, 2001 unaudited financial statements. However, for disclosures regarding securitizations and collateral, as well as recognition and reclassification of collateral, this standard will be effective for the Company's December 31, 2000 financial statements. The Company is currently evaluating the financial statement impact of the adoption of this standard, however, it does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES

Effective October 1, 1998, the Company terminated a reinsurance agreement with Sun Life Assurance Company of Canada resulting in a decrease in income from operations to the Company of approximately $64,000,000 in 1998.

On February 11, 1999, two notes previously issued to the Company by Massachusetts Financial Services Company ("MFS"), an affiliate, were combined into a new note with a February 11, 2000 maturity date. The original notes were each issued for $110,000,000. One note was issued on February 11, 1998 at an interest rate of 6.0% and a due date of February 11, 1999. The other note was issued on December 22, 1998 at an interest rate of 5.55% and a due date of February 11, 1999. These two notes and an additional $10,000,000 were combined into a new note of $230,000,000 with a floating interest rate based on the six-month LIBOR rate plus 25 basis points. The $230,000,000 note was repaid to the Company on December 21, 1999.

On December 31, 1998, the Company had an additional $20,000,000 investment in notes issued by MFS, scheduled to mature in 2000. These notes were repaid to the Company on December 21, 1999.

On January 14, 2000, the Company purchased $200,000,000 of notes from MFS. On November 1, 2000, MFS repaid $100,000,000 of these notes.

                        122                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED):

On February 5, 1999, the Company sold MCIC to an unaffiliated company. The net proceeds of this sale were $33,965,000. The Company realized a loss of $25,465,000 net of a $14,482,000 tax benefit.

On October 29, 1999, the Company sold NLT to an unaffiliated company for $30,254,000. The Company realized a gain of $13,170,000 after taxes of $10,186,000.

On December 22, 1999, the Company acquired twenty-eight mortgages from Sun Life Assurance Company of Canada for a total cost of $118,092,000.

On June 27, 2000, the Company sold Sun Life Information Services Ireland, Limited to Sun Life Assurance Company of Canada. The Company realized a pretax gain of $451,000 on the sale.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its ownership in all 200 shares issued and outstanding of Sun Life of Canada (U.S.) Holdings General Partner, Inc. to the Company in exchange for 537 shares of the Company's common stock totaling $537,000 plus $65,520,000 of additional paid in capital.

As a result of the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. on December 21, 2000, and its ownership interest in Sun Life of Canada (U.S.) Limited Partnership I, the Company became the owner of a $600,000,000 8.526% subordinated debenture due May 6, 2027 issued by the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc. The Company also assumed the liability of the partnership capital securities issued to Sun Life of Canada (U.S.) Capital Trust I, a Delaware business Trust sponsored by the Company's parent. Partnership capital securities issued of $600,010,000 accrue interest at 8.526% and have no scheduled maturity date. These partnership capital securities, which represent the limited partner interest of Sun Life (U.S.) Limited Partnership I, may be redeemed on or after May 6, 2027. The Company is accounting for the acquisition of Sun Life of Canada (U.S.) General Partner, Inc. using the purchase method of accounting. The attached proforma statements of income for the years ended December 31, 2000

                        123                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED):

and 1999 illustrate the Company's results of operations as if the acquisition of Sun Life of Canada (U.S.) Holdings General Partner, Inc. took place at the beginning of the year, respectively.

                                                              PROFORMA         PROFORMA
                                                                2000             1999
                                                              --------         --------
Revenues
    Premiums and annuity considerations                        $ 44.8           $ 45.1
    Net investment income                                       338.8            419.8
    Net realized investment gains (losses)                      (19.9)             2.3
    Fee and other income                                        297.9            217.5
                                                               ------           ------
Total revenues                                                  661.6            684.7
                                                               ------           ------
Benefits and expenses
    Policyowner benefits                                        338.3            334.9
    Other operating expenses                                    164.9            101.1
    Amortization of deferred policy acquisition costs           123.8             67.8
                                                               ------           ------
Total benefits and expenses                                     627.0            503.8
                                                               ------           ------
Income (loss) from operations                                    34.6            180.9
    Interest expense                                             94.5             94.5
                                                               ------           ------
Income (loss) before income tax expense and discontinued
operations                                                      (59.9)            86.4
                                                               ------           ------
Income tax expense (benefit):
    Federal                                                     (61.7)            30.0
    State                                                        (2.1)             0.4
                                                               ------           ------
    Income tax expense (benefit)                                (63.8)            30.4
                                                               ------           ------
Net income from continuing operations                             3.9             56.0
Net loss on disposal of subsidiaries, after tax                    --            (12.3)
Discontinued operations                                            --              1.0
                                                               ------           ------
Net income                                                     $  3.9           $ 44.7
                                                               ======           ======

Dividends in the amounts of $10,000,000, $80,000,000, and $50,000,000, were declared and paid by the Company to its parent, Sun Life of Canada (U.S.) Holdings, Inc. during 2000, 1999, and 1998, respectively. The Company and its subsidiaries have management services agreements with Sun Life Assurance Company of Canada which provide that Sun Life Assurance Company of Canada will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under these agreements amounted to approximately $31,857,416 in 2000, $30,745,000 in 1999, and $17,381,000 in 1998.

As more fully described in Note 7, the Company has been involved in several reinsurance transactions with Sun Life Assurance Company of Canada.

                        124                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

2.  SIGNIFICANT TRANSACTIONS WITH AFFILIATES (CONTINUED):

The Company has accrued $4,259,000 for unpaid interest on surplus notes at December 31, 2000 and 1999, respectively. The Company expensed $43,266,000, $43,266,000, and $44,903,000 for interest on surplus notes and notes payable for the years ended December 31, 2000, 1999 and 1998, respectively.

On December 21, 2000, the Company's parent, Sun Life of Canada (U.S.) Holdings, Inc., transferred its $350,000,000 Sun Life Assurance Company of Canada subordinated note to Sun Canada Financial Co., an affiliate, in the form of additional capitalization. On the same day, Sun Canada Financial Co. transferred its ownership in the Company's surplus notes totaling $315,000,000 to Sun Life of Canada (U.S.) Holdings, Inc. in the form of a dividend. As a result, the Company had $565,000,000 of surplus notes issued to its parent, Sun Life of Canada (U.S.) Holdings Inc., as of December 31, 2000. The following table lists the details of the surplus notes outstanding (in 000's):

                                                              MATURITY       PRINCIPAL         RATE
                                                              --------       ---------       --------
Sun Life of Canada (U.S.) Holdings, Inc.                      12/15/07       $150,000         6.625%
Sun Life of Canada (U.S.) Holdings, Inc.                      12/15/15        150,000         7.250%
Sun Life of Canada (U.S.) Holdings, Inc.                      12/15/15          7,500         6.125%
Sun Life of Canada (U.S.) Holdings, Inc.                      12/15/07          7,500         5.750%
Sun Life of Canada (U.S.) Holdings, Inc.                      11/06/27        250,000         8.625%
                                                                             --------
Total                                                                        $565,000
                                                                             ========

                        125                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  INVESTMENTS

FIXED MATURITIES

The amortized cost and fair value of fixed maturities were as follows
(in 000's):

                                                                  DECEMBER 31, 2000
                                                  -------------------------------------------------
                                                                 GROSS        GROSS      ESTIMATED
                                                  AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                  ----------   ----------   ----------   ----------
Available-for-sale fixed maturities:
    United States treasury securities, U.S.
      Government and agency securities            $  183,733    $ 8,286      $    (68)   $  191,951
    States, provinces and political subdivisions      22,515        653            --        23,168
    Mortgage-backed securities                       123,113      2,132          (317)      124,928
    Public utilities                                 286,744     12,805        (5,914)      293,635
    Transportation                                   245,675     13,406        (3,821)      255,260
    Finance                                          299,440      8,141        (5,761)      301,820
    Corporate                                      1,293,302     52,597       (35,271)    1,310,628
                                                  ----------    -------      --------    ----------
        Total available-for-sale fixed
          maturities                              $2,454,522    $98,020      $(51,152)   $2,501,390
                                                  ==========    =======      ========    ==========
Trading fixed maturities:
    United States treasury securities, U.S.
      Government and agency securities            $      500    $     1      $      0    $      501
    Mortgage-backed securities                        18,281        556          (156)       18,681
    Public utilities                                  30,918      1,293          (243)       31,968
    Transportation                                    97,900      3,218          (266)      100,852
    Finance                                          159,250      5,470          (348)      164,372
    Corporate                                        328,662      9,116        (5,975)      331,803
                                                  ----------    -------      --------    ----------
        Total trading fixed securities            $  635,511    $19,654      $ (6,988)   $  648,177
                                                  ==========    =======      ========    ==========
Held-to-maturity fixed maturities:
    Sun Life of Canada (U.S.) Holdings, Inc.,
      8.526% subordinated debt, due 2027          $  600,000    $    --      $(53,888)   $  546,112
                                                  ----------    -------      --------    ----------
Total held-to-maturity fixed maturities           $  600,000    $    --      $(53,888)   $  546,112
                                                  ==========    =======      ========    ==========

                        126                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  INVESTMENTS (CONTINUED):

                                                                  DECEMBER 31, 1999
                                                  -------------------------------------------------
                                                                 GROSS        GROSS      ESTIMATED
                                                  AMORTIZED    UNREALIZED   UNREALIZED      FAIR
                                                     COST        GAINS        LOSSES       VALUE
                                                  ----------   ----------   ----------   ----------
Available-for-sale fixed maturities:
    United States treasury securities, U.S.
      Government and agency securities            $  107,272    $ 2,104      $ (3,191)   $  106,185
    States, provinces and political subdivisions      32,593         15          (161)       32,447
    Mortgage-backed securities                        98,903      1,225          (541)       99,587
    Public utilities                                 360,672      7,954        (9,780)      358,846
    Transportation                                   327,544      8,585        (4,258)      331,871
    Finance                                          281,303      4,632        (6,935)      279,000
    Corporate                                      1,477,105     22,851       (30,556)    1,469,400
                                                  ----------    -------      --------    ----------
Total available-for-sale fixed maturities         $2,685,392    $47,366      $(55,422)   $2,677,336
                                                  ==========    =======      ========    ==========
Trading fixed maturities:
    United States treasury securities, U.S.
      Government and agency securities            $    1,000    $     2      $     --    $    1,002
                                                  ----------    -------      --------    ----------
Total trading fixed securities                    $    1,000    $     2      $     --    $    1,002
                                                  ==========    =======      ========    ==========

The amortized cost and estimated fair value by maturity periods for fixed maturity investments are shown below (in 000's). Actual maturities may differ from contractual maturities on mortgage-backed securities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or the Company may have the right to put or sell the obligations back to the issuers.

                                                                    DECEMBER 31, 2000
                                                              -----------------------------
                                                              AMORTIZED          ESTIMATED
                                                                 COST            FAIR VALUE
                                                              ----------         ----------
Maturities of available-for-sale fixed securities:
    Due in one year or less                                   $  190,837         $  187,267
    Due after one year through five years                        949,281            959,260
    Due after five years through ten years                       537,068            563,360
    Due after ten years                                          777,336            791,503
                                                              ----------         ----------
                                                              $2,454,522         $2,501,390
                                                              ==========         ==========
Maturities of trading fixed securities:
    Due in one year or less                                   $      500         $      501
    Due after one year through five years                        186,541            190,300
    Due after five years through ten years                       266,573            270,476
    Due after ten years                                          181,897            186,900
                                                              ----------         ----------
                                                              $  635,511         $  648,177
                                                              ==========         ==========
Maturities of held-to-maturity securities:
    Due after ten years                                       $  600,000         $  546,112
                                                              ==========         ==========

                        127                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  INVESTMENTS (CONTINUED):

Gross gains of $9,056,000, $12,496,000 and $25,752,000 and gross losses of
$24,018,000, $7,646,000, and $1,439,000 were realized on the voluntary sale of fixed maturities for the years ended December 31, 2000, 1999, and 1998, respectively.

Fixed maturities with an amortized cost of approximately $2,991,000 and $3,009,000 at December 31, 2000 and 1999 respectively, were on deposit with Federal and State governmental authorities as required by law.

No fixed maturities have been pledged to collateralize various liabilities at December 31, 2000 and 1999, respectively.

As of December 31, 2000 and 1999, 98% and 94%, respectively, of the Company's fixed maturities were investment grade. Investment grade securities are those that are rated "BBB" or better by nationally recognized rating agencies. During 2000, the Company incurred realized losses totalling $14,956,000 for other than temporary impairment of value of some of its fixed maturities after determining that not all of the year 2000 unrealized losses are temporary in nature. Also in 2000, the Company stopped accruing income on its holdings of an issuer that declared bankruptcy. $243,000 of interest income on these holdings was not accrued. All of the Company's securities were income producing for the years ended December 31, 1999 and 1998.

MORTGAGE LOANS AND REAL ESTATE

The Company invests in commercial first mortgage loans and real estate throughout the United States. Investments are diversified by property type and geographic area. Mortgage loans are collateralized by the related properties and generally are no more than 75% of the properties' value at the time that the original loan is made. Real estate investments classified as held-for-sale have been obtained primarily through foreclosure. The carrying value of mortgage loans and real estate investments net of applicable reserves and accumulated depreciation on real estate were as follows (in 000's):

                                                                    DECEMBER 31,
                                                              -------------------------
                                                                2000             1999
                                                              --------         --------
Total mortgage loans                                          $846,439         $931,351
                                                              ========         ========
Real estate:
    Held-for-sale                                                7,483            7,804
    Held for production of income                               70,239           87,290
                                                              --------         --------
Total real estate                                             $ 77,722         $ 95,094
                                                              ========         ========

Accumulated depreciation on real estate was $14,879,000 and $18,529,000 at December 31, 2000 and 1999, respectively.

The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, mortgage loans' values are impaired or mortgage loans' values are impaired but they are performing, appropriate allowances for losses have been made. The Company has restructured mortgage

                        128                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  INVESTMENTS (CONTINUED):

loans, impaired mortgage loans and impaired but performing mortgage loans totaling $18,165,000 and $33,577,000 at December 31, 2000 and 1999,
respectively, against which there are allowances for losses of $4,675,000 and $7,750,000, respectively. During 2000, non-cash investing activities included real estate acquired through foreclosure of mortgage loans, which had a fair value of $1,500,000.

The investment valuation allowances, which have been deducted in arriving at investment carrying values as presented in the consolidated balance sheets, were as follows (in 000's):

                                                 BALANCE AT                               BALANCE AT
                                                 JANUARY 1,   ADDITIONS   SUBTRACTIONS   DECEMBER 31,
                                                 ----------   ---------   ------------   ------------
2000
    Mortgage loans                                 $7,750      $3,837        $(6,912)       $4,675
    Real estate                                     1,723          --         (1,723)           --

1999
    Mortgage loans                                 $6,600      $4,045        $(2,895)       $7,750
    Real estate                                     1,250       1,379           (906)        1,723

Mortgage loans and real estate investments comprise the following property types and geographic regions (in 000's):

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                2000              1999
                                                              --------         ----------
Property Type:
    Office building                                           $328,976         $  357,466
    Residential                                                 47,805             58,546
    Retail                                                     379,326            433,970
    Industrial/warehouse                                       153,580            156,204
    Other                                                       19,149             29,732
    Valuation allowances                                        (4,675)            (9,473)
                                                              --------         ----------
Total                                                         $924,161         $1,026,445
                                                              ========         ==========

                        129                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  INVESTMENTS (CONTINUED):

                                                                     DECEMBER 31,
                                                              ---------------------------
                                                                2000              1999
                                                              --------         ----------
Geographic region:
    Arizona                                                   $ 19,809         $   16,155
    California                                                  87,607            117,355
    Colorado                                                     8,636             13,019
    Connecticut                                                 38,401             25,229
    Delaware                                                    15,131             15,919
    Florida                                                     36,179             43,718
    Georgia                                                     46,895             52,178
    Indiana                                                     13,496             19,174
    Kentucky                                                    14,941             12,225
    Maryland                                                    20,849             10,826
    Massachusetts                                               98,377             99,661
    Michigan                                                    45,948             69,545
    Nevada                                                       5,308              5,532
    New Jersey                                                  16,653             18,806
    New York                                                    69,529             65,107
    North Carolina                                              11,009             10,111
    Ohio                                                        35,966             43,947
    Pennsylvania                                               132,615            159,328
    Tennessee                                                   12,889             13,385
    Texas                                                       22,380             17,924
    Utah                                                        11,171             11,583
    Virginia                                                    20,911             21,731
    Washington                                                  60,560             68,657
    All other                                                   83,576            104,803
    Valuation allowances                                        (4,675)            (9,473)
                                                              --------         ----------
Total                                                         $924,161         $1,026,445
                                                              ========         ==========

At December 31, 2000, scheduled mortgage loan maturities were as follows
(000's):

2001                                        $ 81,373
2002                                          53,711
2003                                          31,245
2004                                          50,392
2005                                          89,651
Thereafter                                   540,067
                                            --------
Total                                       $846,439
                                            ========

Actual maturities could differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties and loans may be refinanced. The Company has made

                        130                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  INVESTMENTS (CONTINUED):

commitments of mortgage loans on real estate and other loans into the future. The outstanding commitments for these mortgages amount to $45,119,000 and $15,911,000 at December 31, 2000 and 1999, respectively.

During 2000, the Company sold commercial mortgage loans in a securitization transaction. In the transaction, the Company retained servicing responsibilities, a Class B and a Class I interest only certificate. The
Class B certificate is a subordinated interest. The Company receives annual servicing fees, before expenses, of 0.1 percent of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. The investors in the securitization trust have no recourse to the Company's other assets for failure of debtors to pay when due. The value of the Company's retained interest is subject to credit, and interest rate risk on the transferred financial assets. The Company recognized a pretax gain of $763,000 on the securitization transaction.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year were as follows:

                                                              CLASS B          CLASS I
                                                              --------         --------
Prepayment speed                                                   0                0
Weighted average life in years                                  7.25             4.54
Expected credit losses                                             0                0
Residual cash flows discount rate                              7.798            8.844
Treasury rate interpolated for average life                     4.97             4.96
Spread over treasuries                                          2.83%            3.88%
Duration in years                                              5.201            3.611

Key economic assumptions and the sensitivity of the current fair value of cash flows in those assumptions are as follows (in 000's):

                                                                COMMERCIAL MORTGAGES
                                                              -------------------------
                                                              CLASS B          CLASS I
                                                              --------         --------
Carrying amount of retained interests                          $2,737           $1,634
Fair value of retained interests                                2,875            1,716
Weighted average life in years                                  7.254            4.543

EXPECTED CREDIT LOSSES
Impact on fair value of .025% of adverse change                     4               36
Impact on fair value of .05% of adverse change                      8               73

RESIDUAL CASH FLOWS DISCOUNT RATE
Impact on fair value of .5% of adverse change                      75               31
Impact on fair value of 1% of adverse change                      150               62

The total principal amount of the commercial mortgage loans was $32,035,000 at December 31, 2000, none of which were 60 days or more past due. There were no net credit losses incurred relating to the commercial mortgage loans at the date of the securitization and at December 31, 2000.

                        131                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  INVESTMENTS (CONTINUED):

SECURITIES LENDING

The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan of New York. The custodian has indemnified the Company against losses arising from this program. There were no securities out on loan at December 31, 2000 and 1999, respectively. The Company requires collateral at 102% of the value of securities loaned. As of December 31, 2000 and 1999, the Company had received no collateral for securities on loan. The income resulting from this program was $48,000, $37,000 and $135,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

LEVERAGED LEASES

The Company is a lessor in a leverage lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was leased for a term of 9.78 years. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the master Lessee may exercise a fixed price purchase option to purchase the equipment. The Company's net investment in leveraged leases is composed of the following elements (in 000's):

                                                               YEAR ENDED DECEMBER 31,
                                                              -------------------------
                                                                2000             1999
                                                              --------         --------
Lease contracts receivable                                    $ 57,623         $ 69,766
Less: non-recourse debt                                        (57,607)         (69,749)
                                                              --------         --------
Net Receivable                                                      16               17
Estimated residual value of leased assets                       41,150           41,150
Less: unearned and deferred income                              (6,718)          (7,808)
                                                              --------         --------
Investment in leverage lease                                    34,448           33,359
Less: fees                                                         (88)            (113)
                                                              --------         --------
Net investment in leverage leases                             $ 34,360         $ 33,246
                                                              ========         ========

DERIVATIVES

The Company uses derivative financial instruments for risk management purposes to hedge against specific interest rate risk, to alter investment rate exposures arising from mismatches between assets and liabilities, and to minimize the Company's exposure to fluctuations in interest rates, foreign currency exchange rates and general market conditions. The derivative financial instruments used by the Company include swaps and options. The Company does not hold or issue any derivative instruments for trading purposes.

SWAPS

Swap agreements are contracts with other parties to exchange at specified intervals, the difference between fixed and floating rate interest amounts based upon a notional principal amount. No cash is exchanged at

                        132                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  INVESTMENTS (CONTINUED):

the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counter-party at each interest payment date. The Company enters into interest rate swap agreements to hedge against exposure to interest rate fluctuations. Because the underlying principal is not exchanged, the Company's maximum exposure to counterparty credit risk is the difference in payments exchanged. The net payable/receivable is recognized over the life of the swap contract as an adjustment to net investment income.

In 2000, the Company launched a new guaranteed investment contract program. The purpose of the program was to increase market place and interest for these products. Each deal is highly individualized but typically involves the issuance of foreign currency denominated contracts backed by cross currency swaps or equity linked cross currency swaps. The combination of these swaps with interest rate swaps allows the Company to lock in U.S. dollar fixed rate payments for the life of the note.

The net increase (decrease) in net investment income related to interest rate swaps was $166,000, ($2,513,000) and ($1,686,000) for the years ended
December 31, 2000, 1999 and 1998, respectively. The Company did not employ hedge accounting treatment in 2000, 1999 and 1998. As a result, the unrealized gains and losses were realized immediately in those years and the deferred balances as of the year ended December 31, 1997 were realized during 1998.

The Company recognized gross realized gains on swaps of $3,924,000, $4,735,000, and $6,568,000 in 2000, 1999, and 1998, respectively, as well as gross realized losses of $1,156,000, $1,789,000, and $20,538,000 during 2000, 1999, and 1998, respectively.

The Company's primary risks associated with these transactions are exposure to potential credit loss in the event of non-performance by counter-parties and market risk. The Company regularly assesses the strength of the counter-parties and generally enters into transactions with counter-parties rated "A" or better by nationally recognized ratings agencies. Management believes that the risk of incurring losses related to credit risk is remote. As of December 31, 2000 and 1999, the Company's derivatives had no significant concentration of credit risk. The Company does not require collateral or other security to support derivative financial instruments with credit risk.

OPTIONS

Options are legal contracts that give the contractholder the right to buy or sell a specific amount of the underlying interest at a strike price upon exercise of the option. Cash is exchanged to purchase the option and through the exercise date, the holder can elect to exercise the option or allow it to expire. The Company also utilizes options to hedge against stock market exposure inherent in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities.

                        133                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

3.  INVESTMENTS (CONTINUED):

The Company's underlying notional or principal amounts associated with open derivatives positions were as follows (in 000's):

                                                               OUTSTANDING AT DECEMBER 31, 2000
                                                             -------------------------------------
                                                                 NOTIONAL              UNREALIZED
                                                             PRINCIPAL AMOUNTS         GAIN (LOSS)
                                                             -----------------         -----------
Interest rate swaps                                              $1,308,496             $(40,432)
Currency swaps                                                      370,554                1,839
Equity swaps                                                        162,576              (16,883)
                                                                 ----------             --------
    Total                                                        $1,841,626             $(55,476)
                                                                 ==========             ========

                                                               OUTSTANDING AT DECEMBER 31, 1999
                                                             -------------------------------------
                                                                 NOTIONAL              UNREALIZED
                                                             PRINCIPAL AMOUNTS         GAIN (LOSS)
                                                             -----------------         -----------
Interest rate swaps                                              $  368,000             $  9,522
Currency swaps                                                        1,700                  295
                                                                 ----------             --------
    Total                                                        $  369,700             $  9,817
                                                                 ==========             ========

At December 31, 2000, the unrealized gains (losses) on derivatives are included with other liabilities on the financial statements. The unrealized gains (losses) on derivatives are included with other assets at December 31, 1999.

4.  NET REALIZED INVESTMENT GAINS AND LOSSES

Net realized investment gains (losses) consisted of the following (in 000's):

                                                               2000           1999           1998
                                                             --------       --------       --------
Fixed maturities                                             $(14,962)      $ 4,846        $ 24,268
Mortgage and other loans                                        2,057         1,981              36
Real estate                                                     5,211          (742)            499
Derivative instruments                                          2,768         2,945         (13,970)
Short term investments                                            (22)            4              24
Write-down of fixed maturities                                (14,956)       (6,689)         (2,481)
                                                             --------       -------        --------
    Total                                                    $(19,904)      $ 2,345        $  8,376
                                                             ========       =======        ========

                        134                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

5.  NET INVESTMENT INCOME

Net investment income consisted of the following (in 000's):

                                                             2000           1999           1998
                                                           --------       --------       --------
Fixed maturities                                           $265,608       $254,390       $295,167
Equity securities                                                --            (33)            37
Mortgage and other loans                                     77,807         90,638        103,804
Real estate                                                   8,868          6,829          7,844
Policy loans                                                  3,047          3,172          2,934
Derivatives                                                 (66,773)        17,671        (11,880)
Income on funds withheld under reinsurance                       --             --         67,045
Other                                                         4,664         (1,416)          (817)
                                                           --------       --------       --------
    Gross investment income                                 293,221        371,251        464,134
Less: Investment expenses                                     5,510          6,273          8,277
                                                           --------       --------       --------
    Net investment income                                  $287,711       $364,978       $455,857
                                                           ========       ========       ========

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS 107 "Disclosure about Fair Value of Financial Instruments" excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements. The fair value amounts presented herein do not include the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

                        135                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2000 and 1999 (in 000's):

                                                   DECEMBER 31, 2000         DECEMBER 31, 1999
                                                -----------------------   -----------------------
                                                 CARRYING    ESTIMATED     CARRYING    ESTIMATED
                                                  AMOUNT     FAIR VALUE     AMOUNT     FAIR VALUE
                                                ----------   ----------   ----------   ----------
Financial assets:
    Cash and cash equivalents                   $  390,049   $  390,049   $  550,265   $  550,265
    Fixed maturities                             3,749,567    3,695,679    2,678,340    2,678,340
    Short-term investments                         112,077      112,077      177,213      177,213
    Mortgages                                      846,439      886,384      931,351      933,725
    Derivatives                                    (55,476)     (55,476)       9,817        9,817
    Policy loans                                    41,459       41,459       40,660       40,660
    Other invested assets                           74,551       74,551       67,938       67,938

Financial liabilities:
    Guaranteed investment contracts             $1,002,865   $  998,544   $  677,265   $  665,830
    Contractholder deposit funds                 2,129,758    2,090,197    2,279,413    2,213,896
    Fixed annuity contracts                        102,637       98,337      112,794      105,845
    Interest sensitive life insurance              114,198      116,900      116,999      119,659
    Long-term debt                                 565,000      510,962      565,000      529,212
    Partnership capital securities                 607,826      553,938           --           --

The fair values of cash and cash equivalents are estimated to be cost plus accrued interest which approximates fair value. The fair values of short-term bonds are estimated to be the amortized cost. The fair values of publicly traded fixed maturities are based upon market prices or dealer quotes. For privately placed fixed maturities, fair values are estimated by taking into account prices for publicly traded securities of similar credit risk, maturity, repayment and liquidity characteristics. The fair values of mortgage and other loans are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Policy loans are stated at unpaid principal balances, which approximate fair value.

The fair values of the Company's general account insurance reserves and contractholder deposits under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for all contracts being valued. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

The fair values of other deposits with future maturity dates are estimated using discounted cash flows.

                        136                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

6.  FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED):

The fair value of notes payable and other borrowings are estimated using discounted cash flow analyses based upon the Company's current incremental borrowing rates for similar types of borrowings. The carrying amount of all other assets is assumed to approximate fair value.

7.  REINSURANCE

INDIVIDUAL INSURANCE

The Company had several agreements with Sun Life Assurance Company of Canada, which provided that Sun Life Assurance Company of Canada would reinsure the mortality risk and certain ancillary benefits under various individual life insurance contracts sold by the Company. Under these agreements, basic death benefits and supplementary benefits were reinsured on a yearly renewable term basis and coinsurance basis, respectively. The effective dates of these agreements were June 1, 1982, November 1, 1986, and January 1, 1987. These agreements were terminated on December 31, 2000.

Effective January 1, 1991, the Company entered into an agreement with Sun Life Assurance Company of Canada under which certain individual life insurance contracts issued by Sun Life Assurance Company of Canada were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991, the Company entered into an agreement with Sun Life Assurance Company of Canada which provides that Sun Life Assurance Company of Canada will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Such death benefits are reinsured on a yearly renewable term basis. These two agreements were terminated effective October 1, 1998.

The Company had an agreement with an unrelated company which provided reinsurance of a small block of individual life insurance contracts on a modified coinsurance basis. This agreement was terminated on December 31, 2000.

The Company has agreements with Sun Life Assurance Company of Canada and with other unrelated companies which provide for reinsurance of certain mortality risks associated with the individual and corporate owned life insurance (COLI) contracts. These amounts are reinsured on a yearly renewable term basis.

GROUP INSURANCE

The Company has an agreement with Sun Life Assurance Company of Canada whereby Sun Life Assurance Company of Canada reinsures the mortality risks of the group life insurance contracts. Under this agreement, certain death benefits are reinsured on a yearly renewable term basis.

The Company has an agreement with an unrelated company whereby the unrelated company reinsures the morbidity risks of the group long-term disability contracts. Under this agreement, certain long-term disability benefits are reinsured on a yearly renewable term basis.

                        137                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

7.  REINSURANCE (CONTINUED):

The effects of reinsurance were as follows (in 000's):

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                           --------------------------------------
                                                             2000           1999           1998
                                                           --------       --------       --------
Insurance premiums:
    Direct                                                 $ 51,058       $ 54,662       $ 58,940
    Assumed                                                      --             --        159,787
    Ceded                                                     6,255          9,595         15,414
                                                           --------       --------       --------
Net premiums                                               $ 44,803       $ 45,067       $203,313
                                                           ========       ========       ========
Insurance and other individual policy benefits and
  claims:
    Direct                                                 $346,411       $342,284       $352,968
    Assumed                                                      --             --        248,664
    Ceded                                                     8,077          7,433         13,523
                                                           --------       --------       --------
Net policy benefits and claims                             $338,334       $334,851       $588,109
                                                           ========       ========       ========

The Company is contingently liable for the portion of the policies reinsured under each of its existing reinsurance agreements in the event the reinsurance companies are unable to pay their portion of any reinsured claim. Management believes that any liability from this contingency is unlikely. However, to limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

8.  RETIREMENT PLANS:

PENSION PLAN

The Company and its subsidiaries participate with Sun Life Assurance Company of Canada in a non-contributory defined benefit pension plan covering essentially all employees. Benefits under all plans are based on years of service and employees' average compensation. The Company's funding policies for the pension plans are to contribute amounts which at least satisfy the minimum amount required by the Employee Retirement Income Security Act of 1974 ("ERISA"); currently the plans are fully funded. Most pension plan assets consist of separate accounts of Sun Life Assurance Company of Canada or other insurance company contracts.

                        138                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

8.  RETIREMENT PLANS: (CONTINUED):

The following table sets forth the change in the pension plan's projected benefit obligations and assets, as well as the plan's funded status at December 31, 2000, 1999, and 1998 (in 000's):

                                                                  YEAR ENDED DECEMBER 31,
                                                           --------------------------------------
                                                             2000           1999           1998
                                                           --------       --------       --------
CHANGE IN PROJECTED BENEFIT OBLIGATION:
Projected benefit obligation at beginning of year          $ 99,520       $110,792       $ 79,684
Service cost                                                  5,242          5,632          4,506
Interest cost                                                 7,399          6,952          6,452
Actuarial loss (gain)                                           579        (21,480)        21,975
Benefits paid                                                (3,065)        (2,376)        (1,825)
                                                           --------       --------       --------
Projected benefit obligation at end of year                $109,675       $ 99,520       $110,792
                                                           ========       ========       ========
CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year             $158,271       $151,575       $136,610
Actual return on plan assets                                  8,218          9,072         16,790
Benefits paid                                                (3,285)        (2,376)        (1,825)
                                                           --------       --------       --------
Fair value of plan assets at end of year                   $163,204       $158,271       $151,575
                                                           ========       ========       ========
Funded status                                              $ 53,529       $ 58,752       $ 40,783
Unrecognized net actuarial loss                             (12,620)       (20,071)        (2,113)
Unrecognized transition obligation                          (20,561)       (22,617)       (24,674)
Unrecognized prior service cost                               6,501          7,081          7,661
                                                           --------       --------       --------
Prepaid benefit cost                                       $ 26,849       $ 23,145       $ 21,657
                                                           ========       ========       ========

The following table sets forth the components of the net periodic pension cost for the years ended December 31, 2000, 1999, and 1998 (in 000's).

                                                                   YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                              2000           1999           1998
                                                            --------       --------       --------
COMPONENTS OF NET PERIODIC BENEFIT COST:
Service cost                                                $  5,242       $  5,632       $  4,506
Interest cost                                                  7,399          6,952          6,452
Expected return on plan assets                               (13,723)       (12,041)       (10,172)
Amortization of transition obligation asset                   (2,056)        (2,056)        (2,056)
Amortization of prior service cost                               580            580            580
Recognized net actuarial gain                                 (1,146)          (554)          (677)
                                                            --------       --------       --------
Net periodic benefit cost                                   $ (3,704)      $ (1,487)      $ (1,367)
                                                            ========       ========       ========
The Company's share of net periodic benefit cost            $    805       $    736       $    586
                                                            ========       ========       ========

The projected benefit obligations were based on calculations that utilize certain assumptions. The assumed weighted average discount rate was 7.5% for the years ended December 31, 2000 and 1999. The expected

                        139                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

8.  RETIREMENT PLANS: (CONTINUED):

return on plan assets for 2000 and 1999 was 8.75% and the assumed rate of compensation increase for both 2000 and 1999 was 4.50%.

The Company and certain subsidiaries also participate with Sun Life Assurance Company of Canada and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. Under the various plans the Company matches, up to specified amounts, employees' contributions to the plan. The Company's contributions were $354,000, $284,000, and $231,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

In addition to pension benefits, the Company and certain subsidiaries provide certain health, dental, and life insurance benefits ("postretirement benefits") for retired employees and dependents. Substantially all employees of the participating companies may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount. The following table sets forth the change in other postretirement benefit plans' obligations and assets, as well as the plans' funded status at December 31, 2000 and 1999 (in 000's).

                                                                   YEAR ENDED DECEMBER 31,
                                                            --------------------------------------
                                                              2000           1999           1998
                                                            --------       --------       --------
CHANGE IN BENEFIT OBLIGATION:
Benefit obligation at beginning of year                     $ 12,217       $ 10,419       $  9,845
Service cost                                                     529            413            240
Interest cost                                                  1,139            845            673
Actuarial loss                                                 3,665          1,048            308
Benefits paid                                                   (465)          (508)          (647)
                                                            --------       --------       --------
Benefit obligation at end of year                           $ 17,085       $ 12,217       $ 10,419
                                                            ========       ========       ========
CHANGE IN FAIR VALUE OF PLAN ASSETS:
Fair value of plan assets at beginning of year              $     --       $     --       $     --
Employer contributions                                           465            508            647
Benefits paid                                                   (465)          (508)          (647)
                                                            --------       --------       --------
Fair value of plan assets at end of year                    $     --       $     --       $     --
                                                            ========       ========       ========
Funded Status                                               $(17,085)      $(12,217)      $(10,419)
Unrecognized net actuarial loss                                4,914          1,469            586
Unrecognized transition obligation                                95            140            185
                                                            --------       --------       --------
Prepaid (accrued) benefit cost                              $(12,076)      $(10,608)      $ (9,648)
                                                            ========       ========       ========

                        140                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

8.  RETIREMENT PLANS: (CONTINUED):

The following table sets forth the components of the net periodic postretirement benefit costs for the years ended December 31, 2000, 1999, and 1998 (in 000's).

                                                                2000           1999           1998
                                                              --------       --------       --------
COMPONENTS OF NET PERIODIC BENEFIT COST
Service cost                                                   $  529         $  413          $240
Interest cost                                                   1,139            845           673
Amortization of transition obligation (asset)                      45             45            45
Recognized net actuarial loss (gain)                              219            164           (20)
                                                               ------         ------          ----
Net periodic benefit cost                                      $1,932         $1,467          $938
                                                               ======         ======          ====
The Company's share of net periodic benefit cost               $  219         $  185          $ 95
                                                               ======         ======          ====

In order to measure the postretirement benefit obligation at December 31, 2000 the Company assumed a 10.9% annual rate of increase in the per capita cost of covered health care benefits (5.5% for dental benefits). These rates were assumed to decrease gradually to 5.0% for 2006 and remain at that level thereafter. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. For example, increasing the health care cost trend rate assumptions by one percentage point in each year would increase the accumulated postretirement benefit obligation at December 31, 2000 by $3.4 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $405 thousand. Conversely, decreasing assumed rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation at December 31, 2000 by $2.8 million, and the aggregate of the service and interest cost components of net periodic postretirement benefit expense for 2000 by $320 thousand. The assumed weighted average discount rate used in determining the postretirement benefit obligation for both 2000 and 1999 was 7.50%.

9.  FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return with Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc. as previously described in Note 1. Federal income taxes are calculated as if the Company was filing a separate federal income tax return. A summary of the components of federal income tax expense (benefit) in the consolidated statements of income for the years ended December 31, 2000, 1999 and 1998 was as follows (in 000's):

                                                               2000           1999           1998
                                                             --------       --------       --------
Federal income tax expense (benefit):
    Current                                                  $ (8,536)      $18,570        $19,476
    Deferred                                                  (53,145)       10,210         (8,551)
                                                             --------       -------        -------
Total                                                        $(61,681)      $28,780        $10,925
                                                             ========       =======        =======

                        141                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

9.  FEDERAL INCOME TAXES (CONTINUED):

Federal income taxes attributable to the consolidated operations are different from the amounts determined by multiplying income before federal income taxes by the expected federal income tax rate of 35%. The Company's effective rate differs from the federal income tax rate as follows:

                                                               2000           1999           1998
                                                             --------       --------       --------
Expected federal income tax expense                          $(21,455)      $28,969        $ 9,405
    Low income housing credit                                  (5,805)       (6,348)        (4,446)
    Additional tax provision                                  (35,897)        6,851          5,423
    Other                                                       1,476          (692)           543
                                                             --------       -------        -------
Federal income tax expense                                   $(61,681)      $28,780        $10,925
                                                             ========       =======        =======

The deferred income tax (asset) liability represents the tax effects of temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax (assets) and liabilities as of December 31, 2000 and 1999 were as follows (in 000's):

                                                                2000              1999
                                                              ---------         ---------
Deferred tax assets:
    Actuarial liabilities                                     $ 177,709         $ 136,560
    Other                                                           845               943
                                                              ---------         ---------
Total deferred tax assets                                     $ 178,554         $ 137,503

Deferred tax liabilities:
    Deferred policy acquisition costs                          (189,447)         (193,238)
    Investments, net                                            (30,513)          (21,940)
                                                              ---------         ---------
Total deferred tax liabilities                                $(219,960)        $(215,178)
                                                              ---------         ---------
Net deferred tax liabilities                                  $ (41,406)        $ (77,675)
                                                              =========         =========

The Company makes payments under the tax sharing agreements as if it were filing as a separate company.

The Company's federal income tax returns are routinely audited by the Internal Revenue Service ("IRS"), and provisions are made in the consolidated financial statements in anticipation of the results of these audits. The Company is currently under audit by the IRS for the years 1994 and 1995. In the Company's opinion, adequate tax liabilities have been established for all years and any adjustments that might be required for the years under audit will not have a material effect on the Company's financial statements. However, the amounts of these tax liabilities could be revised in the future if estimates of the Company's ultimate liability are revised.

                        142                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

10. LIABILITY FOR UNPAID CLAIMS AND CLAIMS ADJUSTMENT EXPENSES

Activity in the liability for unpaid claims and claims adjustment expenses related to the group life and group disability products is summarized below (in 000's):

                                                                2000             1999
                                                              --------         --------
Balance at January 1                                          $17,755          $15,002
Less reinsurance recoverables                                  (4,036)          (3,232)
                                                              -------          -------
Net balance at January 1                                       13,719           11,770
                                                              -------          -------
Incurred related to:
    Current year                                               10,670           12,187
    Prior years                                                   (14)          (1,487)
                                                              -------          -------
Total incurred                                                 10,656           10,700
                                                              -------          -------
Paid losses related to:
    Current year                                               (5,473)          (6,755)
    Prior years                                                (3,395)          (1,996)
                                                              -------          -------
Total paid                                                     (8,868)          (8,751)
                                                              -------          -------
Net balance at December 31                                     20,574           17,755
Plus reinsurance recoverables                                  (5,067)          (4,036)
                                                              -------          -------
Balance at December 31                                        $15,507          $13,719
                                                              =======          =======

The Company regularly updates its estimates of liabilities for unpaid claims and claims adjustment expenses as new information becomes available and further events occur which may impact the resolution of unsettled claims for its individual and group disability lines of business. Changes in prior estimates are recorded in results of operations in the year such changes are determined to be needed.

11. DEFERRED POLICY ACQUISITION COSTS

The following illustrates the changes to the deferred policy acquisition costs (in 000's):

                                                                2000              1999
                                                              ---------         --------
Balance at January 1                                          $ 686,278         $523,872
    Acquisition costs deferred                                  206,869          156,228
    Amortized to expense during the year                       (123,832)         (67,815)
    Adjustment for unrealized investment gains (losses)
      during the year                                            (7,327)          73,993
                                                              ---------         --------
Balance at December 31                                        $ 761,988         $686,278
                                                              =========         ========

12. SEGMENT INFORMATION

The Company offers financial products and services such as fixed and variable annuities, guaranteed investment contracts, retirement plan services, and life insurance on an individual and group basis, as well as disability insurance on a group basis. Within these areas, the Company conducts business principally in three

                        143                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

12. SEGMENT INFORMATION (CONTINUED):

operating segments and maintains a corporate segment to provide for the capital needs of the three operating segments and to engage in other financing related activities. Net investment income is allocated based on segmented assets by line of business.

The Individual Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of life insurance. The products include whole life, universal life and variable life products.

The Group Protection segment markets and administers group life and long-term disability insurance to small and mid-size employers in the State of New York.

The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. The Company began offering guaranteed investment contracts to unrelated third parties in overseas markets during the second quarter of 2000. These contracts may contain any of a number of features including variable or fixed interest rates and equity index options and may be denominated in foreign currencies. The Company uses derivative instruments to manage the risks inherent in the contract options.

The Corporate segment includes the unallocated capital of the Company, its debt financing, and items not otherwise attributable to the other segments. Management evaluates the results of the operating segments on an after-tax basis. The Company does not materially depend on one or a few customers, brokers or agents.

                        144                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

12. SEGMENT INFORMATION (CONTINUED):

The following amounts pertain to the various business segments (in 000's):

                                                                               NET
                                 TOTAL        TOTAL          PRETAX        OPERATINGE        TOTAL
                                REVENUES   EXPENDITURES   INCOME (LOSS)   INCOME (LOSS)     ASSETS
 YEAR ENDED DECEMBER 31, 2000   --------   ------------   -------------   -------------   -----------
Individual Protection           $ 44,206     $ 44,477       $   (271)       $   (176)     $ 1,242,549
Group Protection                  17,194       15,350          1,844           1,199           30,514
Wealth Management                533,517      556,864        (23,347)         (6,911)      22,094,736
Corporate                         15,552       55,025        (39,473)          8,419          689,869
                                --------     --------       --------        --------      -----------
    Total                       $610,469     $671,716       $(61,247)       $  2,531      $24,057,668
                                ========     ========       ========        ========      ===========

 YEAR ENDED DECEMBER 31, 1999
Individual Protection             17,625       18,001           (376)            198          302,100
Group Protection                  16,415       15,541            874             568           27,286
Wealth Management                563,836      460,788        103,048          73,002       20,911,529
Corporate                         31,996       52,731        (20,735)        (20,036)         243,998
                                --------     --------       --------        --------      -----------
    Total                       $629,872     $547,061       $ 82,811        $ 53,732      $21,484,913
                                ========     ========       ========        ========      ===========

 YEAR ENDED DECEMBER 31, 1998
Individual Protection            232,193      300,478        (68,285)        (45,186)         365,397
Group Protection                  15,259       13,023          2,236           1,433           23,297
Wealth Management                560,643      457,483        103,160          74,662       17,572,436
Corporate                         38,600       50,838        (12,238)        (16,803)         287,132
                                --------     --------       --------        --------      -----------
    Total                       $846,695     $821,822       $ 24,873        $ 14,106      $18,248,262
                                ========     ========       ========        ========      ===========

13. REGULATORY FINANCIAL INFORMATION

The insurance subsidiaries are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis). Statutory surplus differs from shareholder's equity reported in accordance with GAAP for stock life insurance companies primarily because policy acquisition costs are expensed when incurred, reserves are based on different assumptions, investments are valued differently, post-retirement benefit costs are based on different assumptions and reflect a different method of adoption, and income tax expense reflects only taxes paid or currently payable.

                        145                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

13. REGULATORY FINANCIAL INFORMATION (CONTINUED):

The following information reconciles statutory net income and statutory surplus with net income and equity on a GAAP basis (in 000's):

                                                                  YEAR ENDED DECEMBER 31,
                                                          ----------------------------------------
                                                            2000           1999            1998
                                                          --------       ---------       ---------
Statutory net income                                      $   (236)      $  90,358       $ 125,401
Adjustments to GAAP for life insurance companies:
    Statutory interest maintenance reserve                   4,341           3,956           2,925
    Investment income and realized gains (losses)          (90,373)         13,803          (4,532)
    Policyowner premiums and benefits                      (36,572)       (135,416)       (178,973)
    Deferred policy acquisition costs                       83,037          88,413          60,527
    Deferred income taxes                                   45,358         (13,615)          8,886
    Other, net                                              (3,024)         (5,057)             --
                                                          --------       ---------       ---------
GAAP net income                                           $  2,531       $  42,442       $  14,234
                                                          ========       =========       =========

                                                              DECEMBER 31,         DECEMBER 31,
                                                                  2000                 1999
                                                              ------------         ------------
Statutory capital stock and surplus                            $ 940,335            $ 886,342
Adjustments to GAAP for life insurance companies:
    Valuation of investments                                     (37,011)               3,697
    Deferred policy acquisition costs                            761,988              686,278
    Future policy benefits and Contractholder deposit funds     (388,946)            (350,181)
    Deferred income taxes                                        (41,406)             (77,675)
    Statutory interest maintenance reserve                        39,979               42,325
    Statutory asset valuation reserve                             45,376               45,281
    Surplus notes                                               (565,000)            (565,000)
    Other, net                                                     5,848                  178
                                                               ---------            ---------
GAAP equity                                                    $ 761,163            $ 671,245
                                                               =========            =========

The NAIC has codified statutory accounting practices, which are expected to constitute the only source of prescribed statutory accounting practices effective January 1, 2001. The codification has resulted in changes to many of the prescribed accounting practices that insurance companies use to prepare their statutory financial statements. The effect of the changes to accounting practices as a result of codification in 2001 is estimated to be an increase in the Company's statutory surplus of $24 million, primarily from the establishment of deferred tax assets.

14. DIVIDEND RESTRICTIONS

The Company and its insurance subsidiary's ability to pay dividends are subject to certain restrictions. Delaware and New York have enacted laws governing the payment of dividends to stockholders by insurers. These laws affect the dividend paying ability of the Company and Sun Life Insurance and Annuity Company of New York. Pursuant to Delaware's statute, the maximum amount of dividends and other distributions that an insurer may pay in any twelve-month period, without prior approval of the Delaware Commissioner of

                        146                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

14. DIVIDEND RESTRICTIONS (CONTINUED):

Insurance, is limited to the greater of (i) 10% of its statutory surplus as of the preceding December 31, or (ii) the individual company's statutory net gain from operations for the preceding calendar year (if such insurer is a life company), or its net income (not including realized capital gains) for the preceding calendar year (if such insurer is not a life company). Any dividends to be paid by an insurer, whether or not in excess of the aforementioned threshold, from a source other than statutory surplus, would also require the prior approval of the Delaware Commissioner of Insurance. Dividends in the amounts of $10,000,000, $80,000,000 and $50,000,000 were declared and paid by the Company to its parent, Sun Life of Canada (U.S.) Holdings, Inc. during 2000, 1999, and 1998. These dividends were approved by the Board of Directors.

On September 20, 2000, New York insurance law was amended to permit a domestic stock life insurance company to distribute a dividend to its shareholders, without notice to the Superintendent of Insurance of the State of New York, where the aggregate amount of such dividend in any calendar year does not exceed the lesser of: (1) ten percent of its surplus to policyholders as of the immediately preceding calendar year; or (2) its net gain from operations for the immediately preceding calendar year, not including realized capital gains. Under the previous law, domestic stock life insurers were prohibited from distributing any dividends to shareholders unless the insurer filed a notice of its intention to declare a dividend and its amount with the Superintendent at least 30 days in advance of the proposed declaration, and such proposed distribution was not disapproved by the Superintendent. Dividends in the amount of $4,700,000, $6,500,000, and $3,000,000 were declared and paid during 2000, 1999, and 1998, respectively, by the Sun Life Insurance and Annuity Company of New York to the Company. These dividends were approved by the Board of Directors and the State of New York Insurance Department.

15. COMMITMENTS AND CONTINGENCIES

REGULATORY AND INDUSTRY DEVELOPMENTS

Unfavorable economic conditions may contribute to an increase in the number of insurance companies that are under regulatory supervision. This may result in an increase in mandatory assessments by state guaranty funds, or voluntary payments by solvent insurance companies to cover losses to policyholders of insolvent or rehabilitated companies. Mandatory assessments, which are subject to statutory limits, can be partially recovered through a reduction in future premium taxes in some states. The Company is not able to reasonably estimate the potential effect on it of any such future assessments. Under insurance guaranty fund laws in each state, the District of Columbia and Puerto Rico, insurers licensed to do business can be assessed by state insurance guaranty associations for certain obligations of insolvent insurance companies to policyholders and claimants. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted various state insurance guaranty associations to begin assessing life insurance companies for the deemed losses. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide annual limits on such assessments. Part of the assessments paid by the Company and its subsidiaries pursuant to these laws may be used as credits for a

                        147                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

15. COMMITMENTS AND CONTINGENCIES (CONTINUED):

portion of the associated premium taxes. The Company incurred guaranty fund assessments of approximately $4,000,000, $3,500,000, and $3,500,000 in 2000,
1999 and 1998, respectively.

LITIGATION

The Company is involved in pending and threatened litigation in the normal course of its business in which claims for monetary and punitive damages have been asserted. Although there can be no assurance, management, at the present time, does not anticipate that the ultimate liability arising from such pending and threatened litigation will have a material effect on the financial condition or operating results of the Company.

LINES OF CREDIT

The Company has syndicated two lines of credit each in the amount of $250 million. There are 14 banks in the syndicate of lenders, which is led by Chase Bank, New York. The banks have committed to lend funds of up to $500 million when requested by the Company at prevailing rates determined in accordance with the line of credit agreements. One line of credit terminates October, 2001, the other in October, 2003. As of December 31, 2000, no amounts have been borrowed.

LEASE COMMITMENTS

The Company leases various facilities and equipment under operating leases with terms of up to 25 years. As of December 31, 2000, minimum future lease payments under such leases are as follows:

2001                                     $ 4,090,800
2002                                       4,144,350
2003                                       3,090,600
2004                                       2,575,500
Thereafter                                        --
                                         -----------
Total                                    $13,901,250
                                         ===========

Total rental expense for the years ended December 31, 2000, 1999 and 1998 was $4,582,913, $4,656,000, and $4,139,000, respectively.

16. DISCONTINUED OPERATIONS

During 1999, the Company discontinued its individual disability segment and its banking and trust segment. These segments were composed of MCIC and NLT, which were both sold during 1999 to separate, unaffiliated parties. Net proceeds on the sale of MCIC were approximately $33,965,000 and the Company realized a net loss after taxes of $25,465,000. Net proceeds on the sale of NLT were approximately $30,000,000; the Company realized a net gain after taxes of $13,170,000. Immediately before the sale date of NLT, the Company received a $19 million dividend distribution from NLT.

                        148                               FUTURITY CORPORATE VUL

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(A Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

16. DISCONTINUED OPERATIONS (CONTINUED):

There were no results from discontinued operations in 2000. Income from discontinued operations for the years ended December 31, 1999 and 1998 were as follows (in 000's):

                                                                1999             1998
                                                              --------         --------
Revenue                                                       $22,667          $104,225
Expenses                                                       21,430           104,593
Provision for income taxes                                        203              (445)
                                                              -------          --------
Income from discontinued operations                           $ 1,034          $     77
                                                              =======          ========

                        149                               FUTURITY CORPORATE VUL

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDER OF
SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.):

We have audited the accompanying consolidated balance sheets of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries (the "Company") as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholder's equity, comprehensive income and of cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sun Life Assurance Company of Canada (U.S.) and its subsidiaries as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche, LLP
Boston, Massachusetts
February 7, 2001


                        150                               FUTURITY CORPORATE VUL

                                                                      APPENDIX A

                            GLOSSARY OF POLICY TERMS

    ACCOUNT VALUE--The sum of the amounts in each Sub-Account of the Variable Account with respect to a Policy, and the amount of the Loan Account.

    ANNIVERSARY--The same day in each succeeding year as the day of the year corresponding to the Issue Date.

    APB RIDER--An Additional Protection Benefit Rider (APB Rider) with which the Policy may be issued to provide additional life insurance coverage under the Policy.

    APB RIDER DEATH BENEFIT--The death benefit under the APB Rider.

    APB RIDER FACE AMOUNT--The amount of APB Rider coverage you request, as specified in your Application, used in determining the Death Benefit.

    ATTAINED AGE--The insured's Issue Age plus the number of completed Policy Years.

    BASE DEATH BENEFIT--The death benefit under the Policy, exclusive of any APB Rider Death Benefit or any other supplemental benefits.

    BUSINESS DAY--Any day that we are open for business.

    CASH SURRENDER VALUE--The Account Value less by the balance of any outstanding Policy Debt, plus any Sales Load Refund at Surrender.

    CLASS--The risk, underwriting, and substandard table rating, if any, classification of the insured.

    DAILY RISK PERCENTAGE--The applicable daily rate for deduction of the mortality and expense risk charge.

    DEATH BENEFIT--The sum of the Base Death Benefit and any APB Rider Death Benefit.

    DUE PROOF--Such evidence as we may reasonably require to establish that Policy Proceeds are due and payable.

    EFFECTIVE DATE OF COVERAGE--

    -   Initially, the Investment Start Date;

    - with respect to any increase in the Total Face Amount, the Monthly Anniversary Day that falls on or next follows the date we approve the supplemental application for such increase; and

    - with respect to any decrease in the Total Face Amount, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

    EXPENSE CHARGES APPLIED TO PREMIUM--The expense charges applied to premium, consisting of the charges for premium tax, our federal tax obligations with respect to the Policy, and the sales load.

    FUND--A mutual fund in which a Sub-Account invests.

    GENERAL ACCOUNT--The assets held by us other than those allocated to the Sub-Accounts of the Variable Account or any of our other separate accounts.

    INVESTMENT START DATE--The date the first premium is applied, which will be the later of--

    -   the Issue Date,

    -   the Business Day we approve the application for a Policy, or

    - the Business Day we receive a Premium equal to or in excess of the Minimum Premium.

    ISSUE AGE--The insured's age as of the insured's birthday nearest the Issue Date.

    ISSUE DATE--A date specified in your Policy, from which Policy Anniversaries, Policy Years and Policy Months are measured.

    LOAN ACCOUNT--An account established for the Policy, the value of which is the principal amount of any outstanding loan against the Policy, plus credited interest thereon.

    MINIMUM PREMIUM--The premium amount due and payable as of the Issue Date, as specified in your Policy. The Minimum Premium varies based on the Class, Issue Age, and sex of the insured and the Total Face Amount of the Policy.

    MONTHLY ANNIVERSARY DAY--The same day in each succeeding month as the day of the month corresponding to the Issue Date.

    MONTHLY COST OF INSURANCE--A deduction made on a monthly basis for the insurance coverage provided by the Policy.

    MONTHLY EXPENSE CHARGE--A per Policy deduction made on a monthly basis for administration and other expenses.

    NET PREMIUM--The amount you pay as the premium minus Expense Charges Applied to Premium.

    OUR PRINCIPAL OFFICE--Sun Life Assurance Company of Canada (U.S.) (Attn:
Corporate Markets), One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as we may specify to you by written notice.

    POLICY DEBT--The principal amount of any outstanding loans against the Policy, plus accrued but unpaid interest on such loans.

    POLICY MONTH--A one-month period commencing on the Issue Date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

    POLICY PROCEEDS--The amount determined in accordance with the terms of this Policy that is payable at the death of the insured prior to Maturity.

    POLICY YEAR--A one-year period commencing on the Issue Date or any Anniversary and ending on the next Anniversary.

    SALES LOAD REFUND AT SURRENDER--The portion of any premium paid in the Policy Year of surrender that we will refund if you surrender your Policy in the first three Policy Years.

    SEC--Securities and Exchange Commission.

    SERVICE CENTER--Andesa TPA, Inc., 1605 N. Cedar Crest Blvd., Suite 502, Allentown, Pennsylvania, 18104-2351, (610) 821-8980, or such other service center or address as we may hereafter specify to you by written notice.

    SPECIFIED FACE AMOUNT--The amount of life insurance coverage you request, as specified in your Policy, exclusive of any APB Rider coverage, used in determining the Death Benefit.

    SUB-ACCOUNTS--Sub-Accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to you.

    TARGET PREMIUM--An amount of premium specified as such in your Policy, used to determine our sales load charges.

    TOTAL FACE AMOUNT--The sum of the Specified Face Amount and the APB Rider Face Amount.

    UNIT--A unit of measurement that we use to calculate the value of each Sub-Account.

    UNIT VALUE--The value of each Unit of assets in a Sub-Account.

    VALUATION DATE--Any day that benefits vary and on which we, the applicable Fund, and the New York Stock Exchange are open for business and any other day as may be required by the applicable rules and regulations of the Securities and Exchange Commission.

    VALUATION PERIOD--A period of time from one to the next determination of Unit Values. We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on that Valuation Date.

    VARIABLE ACCOUNT--Sun Life of Canada (U.S.) Variable Account G, one of our separate accounts established for purposes including the funding of variable insurance benefits payable under the Policy.

                                                                      APPENDIX B

              HYPOTHETICAL ILLUSTRATIONS OF CASH SURRENDER VALUES,
                       ACCOUNT VALUES AND DEATH BENEFITS

    The Tables on the following pages illustrate the way in which a Policy's Death Benefit, Account Value and Cash Surrender Value could vary over an extended period of time. They assume that all premiums are allocated to and remain in the Variable Account for the entire period shown and are based on hypothetical gross annual investment returns for the Funds (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6%, and 12% over the periods indicated.

    All Tables illustrate a Policy where the insured is a male, Issue Age 45, in the preferred (non-tobacco) rate class. These illustrations all assume a Total Face Amount of $500,000 and payment of an annual premium of $12,600. Tables 1, 2, 5 and 6 assume a Specified Face Amount of $500,000. Tables 3 and 4 assume a Specified Face Amount of $50,000 and an APB Rider Face Amount of $450,000. Tables 1 and 2 are based on guaranteed issue underwriting, Death Benefit Option A, the Cash Value Accumulation Test and a Specified Face Amount of $500,000. Tables 3 and 4 are based on the same assumptions, except that the Total Face Amount reflects a Specified Face Amount of $50,000 and an APB Rider Face Amount of $450,000. Tables 5 and 6 are based on full medical underwriting, Death Benefit Option B, the Guideline Premium Test, and a Specified Face Amount of $500,000. Tables 1, 3 and 5 differ from Tables 2, 4 and 6, respectively, only in that Tables 1, 3 and 5 reflect the deduction of current policy charges as outlined below, while Tables 2, 4 and 6 reflect the deduction of policy charges at the guaranteed maximum rates (except that Kentucky policyowners will have higher premium tax deductions than those reflected).

    The Account Values and Death Benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6%, and 12% over a period of years, but fluctuated above or below such averages for individual Policy Years. The values would also be different depending on the allocation of a Policy's total Account Value among the Sub-Accounts of the Variable Account, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Fund varied above and below such averages.

    The amounts shown for the Death Benefits and Account Values take into account all charges and deductions imposed under the Policy based on the assumptions set forth in the Tables. These include: Expense Charges Applied to Premium, assuming a premium tax rate of 2% for Tables 1, 3 and 5 and 4% for Tables 2, 4 and 6. The Daily Risk Percentage charged against the Separate Account for mortality and expense risks, at an effective annual rate of 0.40% for the first 10 Policy Years, 0.25% for Policy Years 11 through 20, and 0.20% thereafter for Tables 1, 3 and 5, and 0.60% for all Policy Years for Tables 2, 4 and 6; the Monthly Expense Charge of $13.75 per month for the first Policy Year and $7.50 per month thereafter for Tables 1, 3 and 5, and $13.75 per month for all Policy Years for Tables 2, 4, and 6; and the Monthly Cost of Insurance based on current charges for Tables 1, 3 and 5, and guaranteed charges for Tables 2, 4, and 6.

    The amounts shown in the Tables also take into account the Funds' advisory fees and operating expenses, which are assumed to be at an annual rate of 1.0207% of the average daily net assets of each Fund. This is based upon a simple average of the advisory fees and expenses of all the Funds for the most recent fiscal year taking into account any applicable expense caps or expense reimbursement arrangements. Actual fees and expenses of the Funds may be more or less than 1.0207%, will vary from year to year, and will depend upon how Account Value is allocated among the Sub-Accounts. See the individual prospectus for each Fund for more information on fund expenses.

    The gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.4207%, 4.5793%, and 10.5793%, respectively, during the first 10 Policy Years, -1.2707%, 4.7293%, and 10.7293% for Policy Years 11 through 20, and -1.2207%, 4.7793%, and 10.7793%, respectively, thereafter taking into account the current Daily Risk Percentage and the assumed 1.0207% charge for the Funds' advisory fees and operating expenses; and -1.6207%, 4.3793%, and 10.3793%, respectively taking into account the guaranteed Daily Risk Percentage.

    The hypothetical returns shown in the Tables do not reflect any charges for income taxes against the Variable Account since no charges are currently made. If, in the future, such charges are made, in order to produce the illustrated death benefits and cash values, the gross annual investment rate of return would have to exceed 0%, 6%, or 12% by a sufficient amount to cover the tax charges.

    The second column of each Table shows the amount which would accumulate if an amount equal to each premium were invested and earned interest, after taxes, at 5% per year, compounded annually.

    We will furnish upon request a comparable Table using any specific set of circumstances. In addition to a Table assuming policy charges at their maximum, we will furnish a Table assuming current policy charges.

                                    TABLE 1
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                             FUTURITY CORPORATE VUL
                          MALE, PREFERRED, GI, AGE 45
                         $500,000 SPECIFIED FACE AMOUNT
                          ANNUAL PREMIUM: $ 12,600.00
                             DEATH BENEFIT OPTION A
                          CASH VALUE ACCUMULATION TEST
                             CURRENT POLICY CHARGES


                                    HYPOTHETICAL 0%                     HYPOTHETICAL 6%
                                GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                                      NET -1.42%                           NET 4.58%
             PREMIUMS      ---------------------------------   ---------------------------------
            PAID PLUS        CASH                                CASH
 POLICY   INTEREST AT 5%   SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT      DEATH
  YEAR       PER YEAR        VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT
 ------   --------------   ---------   ---------   ---------   ---------   ---------   ---------
      1       13,230         11,879       10,271     500,000     12,525       10,918     500,000
      2       27,121         23,223       20,490     500,000     25,173       22,440     500,000
      3       41,708         34,157       30,405     500,000     38,082       34,330     500,000
      4       57,023         44,863       40,075     500,000     51,452       46,664     500,000
      5       73,104         55,530       49,703     500,000     65,500       59,673     500,000
      6       89,989         66,381       59,146     500,000     80,474       73,239     500,000
      7      107,719         75,844       68,426     500,000     94,827       87,410     500,000
      8      126,335         84,725       78,294     500,000    109,441      103,010     500,000
      9      145,881         92,968       87,979     500,000    124,290      119,301     500,000
     10      166,406        100,492       97,480     500,000    139,329      136,318     500,000
     11      187,956        106,795      106,795     500,000    154,167      154,167     500,000
     12      210,584        115,896      115,896     500,000    172,814      172,814     500,000
     13      234,343        124,779      124,779     500,000    192,300      192,300     500,000
     14      259,290        133,446      133,446     500,000    212,682      212,682     500,000
     15      285,484        141,933      141,933     500,000    234,041      234,041     500,000
     16      312,989        150,142      150,142     500,000    256,366      256,366     500,000
     17      341,868        158,081      158,081     500,000    279,660      279,660     521,048
     18      372,191        165,764      165,764     500,000    303,860      303,860     552,163
     19      404,031        173,166      173,166     500,000    328,976      328,976     583,339
     20      437,463        180,301      180,301     500,000    355,052      355,052     614,685
 Age 60      285,484        141,933      141,933     500,000    234,041      234,041     500,000
 Age 65      437,463        180,301      180,301     500,000    355,052      355,052     614,685
 Age 70      631,430        211,657      211,657     500,000    501,452      501,452     776,863
 Age 75      878,986        233,267      233,267     500,000    675,305      675,305     949,127

                  HYPOTHETICAL 12%
              GROSS INVESTMENT RETURN
                     NET 10.58%
         ----------------------------------
            CASH
 POLICY  SURRENDER     ACCOUNT      DEATH
  YEAR     VALUE        VALUE      BENEFIT
 ------  ----------   ---------   ---------
      1     13,172       11,565     500,000
      2     27,201       24,469     500,000
      3     42,329       38,577     500,000
      4     58,870       54,082     500,000
      5     77,182       71,354     500,000
      6     97,664       90,429     500,000
      7    118,940      111,523     500,000
      8    142,128      135,697     500,000
      9    167,427      162,438     500,000
     10    195,041      192,030     500,000
     11    224,969      224,969     500,000
     12    261,357      261,357     555,233
     13    301,420      301,420     623,249
     14    345,524      345,524     695,661
     15    394,108      394,108     772,925
     16    447,510      447,510     855,258
     17    506,204      506,204     943,132
     18    570,725      570,725   1,037,102
     19    641,601      641,601   1,137,686
     20    719,473      719,473   1,245,591
 Age 60    394,108      394,108     772,925
 Age 65    719,473      719,473   1,245,591
 Age 70  1,240,933    1,240,933   1,922,488
 Age 75  2,066,457    2,066,457   2,904,363



(1) Assumes a $12,600.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.



(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient Policy Value.



    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    TABLE 2
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                             FUTURITY CORPORATE VUL
                          MALE, PREFERRED, GI, AGE 45
                         $500,000 SPECIFIED FACE AMOUNT
                          ANNUAL PREMIUM: $ 12,600.00
                             DEATH BENEFIT OPTION A
                          CASH VALUE ACCUMULATION TEST
                           GUARANTEED POLICY CHARGES


                                    HYPOTHETICAL 0%                     HYPOTHETICAL 6%
                                GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                                      NET -1.62%                           NET 4.38%
             PREMIUMS      ---------------------------------   ---------------------------------
            PAID PLUS        CASH                                CASH
 POLICY   INTEREST AT 5%   SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT      DEATH
  YEAR       PER YEAR        VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT
 ------   --------------   ---------   ---------   ---------   ---------   ---------   ---------
      1        13,230         8,787        8,281     500,000      9,372        8,867     500,000
      2        27,121        18,108       16,288     500,000     19,801       17,982     500,000
      3        41,708        26,854       24,015     500,000     30,189       27,350     500,000
      4        57,023        36,250       31,462     500,000     41,770       36,982     500,000
      5        73,104        44,443       38,616     500,000     52,704       46,876     500,000
      6        89,989        52,707       45,472     500,000     64,276       57,042     500,000
      7       107,719        59,417       52,000     500,000     74,880       67,462     500,000
      8       126,335        64,611       58,180     500,000     84,565       78,134     500,000
      9       145,881        68,974       63,984     500,000     94,036       89,046     500,000
     10       166,406        72,393       69,382     500,000    103,199      100,188     500,000
     11       187,956        74,358       74,358     500,000    111,566      111,566     500,000
     12       210,584        78,893       78,893     500,000    123,185      123,185     500,000
     13       234,343        82,980       82,980     500,000    135,067      135,067     500,000
     14       259,290        86,600       86,600     500,000    147,225      147,225     500,000
     15       285,484        89,730       89,730     500,000    159,676      159,676     500,000
     16       312,989        92,326       92,326     500,000    172,423      172,423     500,000
     17       341,868        94,335       94,335     500,000    185,471      185,471     500,000
     18       372,191        95,684       95,684     500,000    198,817      198,817     500,000
     19       404,031        96,289       96,289     500,000    212,461      212,461     500,000
     20       437,463        96,064       96,064     500,000    226,416      226,416     500,000
 Age 60       285,484        89,730       89,730     500,000    159,676      159,676     500,000
 Age 65       437,463        96,064       96,064     500,000    226,416      226,416     500,000
 Age 70       631,430        79,477       79,477     500,000    302,503      302,503     500,000
 Age 75       878,986        21,014       21,014     500,000    391,485      391,485     550,224

                  HYPOTHETICAL 12%
              GROSS INVESTMENT RETURN
                     NET 10.38%
         ----------------------------------
            CASH
 POLICY  SURRENDER     ACCOUNT      DEATH
  YEAR     VALUE        VALUE      BENEFIT
 ------  ----------   ---------   ---------
      1      9,959        9,453     500,000
      2     21,569       19,749     500,000
      3     33,812       30,973     500,000
      4     48,014       43,226     500,000
      5     62,436       56,609     500,000
      6     78,482       71,247     500,000
      7     94,673       87,256     500,000
      8    111,211      104,780     500,000
      9    128,967      123,977     500,000
     10    148,042      145,031     500,000
     11    168,170      168,170     500,000
     12    193,653      193,653     500,000
     13    221,795      221,795     500,000
     14    252,929      252,929     509,234
     15    286,857      286,857     562,584
     16    323,631      323,631     618,506
     17    363,451      363,451     677,162
     18    406,520      406,520     738,713
     19    453,043      453,043     803,336
     20    503,240      503,240     871,238
 Age 60    286,857      286,857     562,584
 Age 65    503,240      503,240     871,238
 Age 70    818,738      818,738   1,268,411
 Age 75  1,268,955    1,268,955   1,783,491



(1) Assumes a $12,600.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.



(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient Policy Value.



    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    TABLE 3
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                             FUTURITY CORPORATE VUL
                          MALE, PREFERRED, GI, AGE 45
                         $50,000 SPECIFIED FACE AMOUNT
                         $450,000 APB RIDER FACE AMOUNT
                          ANNUAL PREMIUM: $ 12,600.00
                             DEATH BENEFIT OPTION A
                          CASH VALUE ACCUMULATION TEST
                             CURRENT POLICY CHARGES


                                    HYPOTHETICAL 0%                     HYPOTHETICAL 6%
                                GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                                      NET -1.42%                           NET 4.58%
             PREMIUMS      ---------------------------------   ---------------------------------
            PAID PLUS        CASH                                CASH
 POLICY   INTEREST AT 5%   SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT      DEATH
  YEAR       PER YEAR        VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT
 ------   --------------   ---------   ---------   ---------   ---------   ---------   ---------
      1        13,230        13,210       10,902     500,000     13,895       11,587     500,000
      2        27,121        26,316       21,598     500,000     28,373       23,656     500,000
      3        41,708        38,915       31,985     500,000     43,049       36,119     500,000
      4        57,023        51,180       42,122     500,000     58,112       49,054     500,000
      5        73,104        62,265       52,089     500,000     72,740       62,565     500,000
      6        89,989        72,314       61,869     500,000     87,102       76,657     500,000
      7       107,719        82,181       71,482     500,000    102,079       91,380     500,000
      8       126,335        90,913       81,314     500,000    116,772      107,172     500,000
      9       145,881        98,691       90,964     500,000    131,394      123,666     500,000
     10       166,406       105,356      100,432     500,000    145,822      140,897     500,000
     11       187,956       109,719      109,719     500,000    158,980      158,980     500,000
     12       210,584       118,795      118,795     500,000    177,874      177,874     500,000
     13       234,343       127,653      127,653     500,000    197,623      197,623     500,000
     14       259,290       136,297      136,297     500,000    218,282      218,282     500,000
     15       285,484       144,762      144,762     500,000    239,935      239,935     500,000
     16       312,989       152,950      152,950     500,000    262,572      262,572     501,814
     17       341,868       160,870      160,870     500,000    286,125      286,125     533,093
     18       372,191       168,538      168,538     500,000    310,593      310,593     564,399
     19       404,031       175,925      175,925     500,000    335,986      335,986     595,771
     20       437,463       183,047      183,047     500,000    362,349      362,349     627,320
 Age 60       285,484       144,762      144,762     500,000    239,935      239,935     500,000
 Age 65       437,463       183,047      183,047     500,000    362,349      362,349     627,320
 Age 70       631,430       214,389      214,389     500,000    510,356      510,356     790,657
 Age 75       878,986       236,083      236,083     500,000    686,089      686,089     964,284

                  HYPOTHETICAL 12%
              GROSS INVESTMENT RETURN
                     NET 10.58%
         ----------------------------------
            CASH
 POLICY  SURRENDER     ACCOUNT      DEATH
  YEAR     VALUE        VALUE      BENEFIT
 ------  ----------   ---------   ---------
      1     14,581       12,272     500,000
      2     30,514       25,797     500,000
      3     47,523       40,593     500,000
      4     65,918       56,861     500,000
      5     85,018       74,843     500,000
      6    105,149       94,705     500,000
      7    127,371      116,671     500,000
      8    151,004      141,405     500,000
      9    176,495      168,767     500,000
     10    203,974      199,050     500,000
     11    232,766      232,766     508,289
     12    269,953      269,953     573,494
     13    310,894      310,894     642,840
     14    355,966      355,966     716,683
     15    405,615      405,615     795,492
     16    460,187      460,187     879,484
     17    520,166      520,166     969,145
     18    586,099      586,099   1,065,038
     19    658,525      658,525   1,167,695
     20    738,099      738,099   1,277,838
 Age 60    405,615      405,615     795,492
 Age 65    738,099      738,099   1,277,838
 Age 70  1,270,955    1,270,955   1,968,998
 Age 75  2,114,493    2,114,493   2,971,877



(1) Assumes a $12,600.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.



(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient Policy Value.



    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    TABLE 4
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                             FUTURITY CORPORATE VUL
                          MALE, PREFERRED, GI, AGE 45
                         $50,000 SPECIFIED FACE AMOUNT
                         $450,000 APB RIDER FACE AMOUNT
                          ANNUAL PREMIUM: $ 12,600.00
                             DEATH BENEFIT OPTION A
                          CASH VALUE ACCUMULATION TEST
                           GUARANTEED POLICY CHARGES


                                    HYPOTHETICAL 0%                     HYPOTHETICAL 6%
                                GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                                      NET -1.62%                           NET 4.38%
             PREMIUMS      ---------------------------------   ---------------------------------
            PAID PLUS        CASH                                CASH
 POLICY   INTEREST AT 5%   SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT      DEATH
  YEAR       PER YEAR        VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT
 ------   --------------   ---------   ---------   ---------   ---------   ---------   ---------
      1        13,230        10,980        8,913     500,000     11,604        9,537     500,000
      2        27,121        22,062       17,545     500,000     23,873       19,356     500,000
      3        41,708        32,620       25,891     500,000     36,192       29,463     500,000
      4        57,023        43,008       33,951     500,000     48,929       39,871     500,000
      5        73,104        51,887       41,712     500,000     60,757       50,582     500,000
      6        89,989        59,616       49,171     500,000     72,052       61,608     500,000
      7       107,719        66,999       56,300     500,000     83,635       72,936     500,000
      8       126,335        72,897       63,298     500,000     94,397       84,798     500,000
      9       145,881        77,645       69,917     500,000    104,697       96,970     500,000
     10       166,406        81,054       76,129     500,000    114,369      109,445     500,000
     11       187,956        81,922       81,922     500,000    122,238      122,238     500,000
     12       210,584        87,277       87,277     500,000    135,362      135,362     500,000
     13       234,343        92,189       92,189     500,000    148,846      148,846     500,000
     14       259,290        96,642       96,642     500,000    162,715      162,715     500,000
     15       285,484       100,616      100,616     500,000    176,997      176,997     500,000
     16       312,989       104,070      104,070     500,000    191,709      191,709     500,000
     17       341,868       106,954      106,954     500,000    206,872      206,872     500,000
     18       372,191       109,203      109,203     500,000    222,504      222,504     500,000
     19       404,031       110,737      110,737     500,000    238,630      238,630     500,000
     20       437,463       111,478      111,478     500,000    255,290      255,290     500,000
 Age 60       285,484       100,616      100,616     500,000    176,997      176,997     500,000
 Age 65       437,463       111,478      111,478     500,000    255,290      255,290     500,000
 Age 70       631,430       100,552      100,552     500,000    347,783      347,783     538,795
 Age 75       878,986        50,533       50,533     500,000    447,242      447,242     628,589

                  HYPOTHETICAL 12%
              GROSS INVESTMENT RETURN
                     NET 10.38%
         ----------------------------------
            CASH
 POLICY  SURRENDER     ACCOUNT      DEATH
  YEAR     VALUE        VALUE      BENEFIT
 ------  ----------   ---------   ---------
      1     12,229       10,162     500,000
      2     25,762       21,245     500,000
      3     40,071       33,342     500,000
      4     55,623       46,566     500,000
      5     71,204       61,029     500,000
      6     87,313       76,869     500,000
      7    104,917       94,218     500,000
      8    123,082      113,483     500,000
      9    142,354      134,626     500,000
     10    162,782      157,857     500,000
     11    183,437      183,437     500,000
     12    211,660      211,660     500,000
     13    242,879      242,879     502,204
     14    276,977      276,977     557,650
     15    313,963      313,963     615,744
     16    354,050      354,050     676,641
     17    397,457      397,457     740,521
     18    444,406      444,406     807,559
     19    495,119      495,119     877,945
     20    549,837      549,837     951,908
 Age 60    313,963      313,963     615,744
 Age 65    549,837      549,837     951,908
 Age 70    893,730      893,730   1,384,590
 Age 75  1,384,443    1,384,443   1,945,807



(1) Assumes a $12,600.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.



(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient Policy Value.



    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    TABLE 5
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                             FUTURITY CORPORATE VUL
                          MALE, PREFERRED, MI, AGE 45
                         $500,000 SPECIFIED FACE AMOUNT
                          ANNUAL PREMIUM: $ 12,600.00
                             DEATH BENEFIT OPTION B
                             GUIDELINE PREMIUM TEST
                             CURRENT POLICY CHARGES


                                    HYPOTHETICAL 0%                     HYPOTHETICAL 6%
                                GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                                      NET -1.42%                           NET 4.58%
             PREMIUMS      ---------------------------------   ---------------------------------
            PAID PLUS        CASH                                CASH
 POLICY   INTEREST AT 5%   SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT      DEATH
  YEAR       PER YEAR        VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT
 ------   --------------   ---------   ---------   ---------   ---------   ---------   ---------
      1        13,230        11,866       10,258     511,866     12,512       10,904     512,512
      2        27,121        23,178       20,445     523,178     25,123       22,391     525,123
      3        41,708        34,051       30,299     534,051     37,962       34,210     537,962
      4        57,023        44,667       39,879     544,667     51,221       46,433     551,221
      5        73,104        55,213       49,386     555,213     65,112       59,285     565,112
      6        89,989        65,911       58,676     565,911     79,876       72,641     579,876
      7       107,719        75,190       67,773     575,190     93,965       86,547     593,965
      8       126,335        83,859       77,428     583,859    108,252      101,821     608,252
      9       145,881        91,854       86,865     591,854    122,701      117,711     622,701
     10       166,406        99,095       96,084     599,095    137,253      134,242     637,253
     11       187,956       105,031      105,031     605,031    151,439      151,439     651,439
     12       210,584       113,698      113,698     613,698    169,278      169,278     669,278
     13       234,343       122,070      122,070     622,070    187,770      187,770     687,770
     14       259,290       130,145      130,145     630,145    206,941      206,941     706,941
     15       285,484       137,962      137,962     637,962    226,859      226,859     726,859
     16       312,989       145,375      145,375     645,375    247,406      247,406     747,406
     17       341,868       152,384      152,384     652,384    268,607      268,607     768,607
     18       372,191       159,000      159,000     659,000    290,497      290,497     790,497
     19       404,031       165,168      165,168     665,168    313,049      313,049     813,049
     20       437,463       170,900      170,900     670,900    336,300      336,300     836,300
 Age 60       285,484       137,962      137,962     637,962    226,859      226,859     726,859
 Age 65       437,463       170,900      170,900     670,900    336,300      336,300     836,300
 Age 70       631,430       191,621      191,621     691,621    463,082      463,082     963,082
 Age 75       878,986       193,819      193,819     693,819    603,379      603,379   1,103,379

                  HYPOTHETICAL 12%
              GROSS INVESTMENT RETURN
                     NET 10.58%
         ----------------------------------
            CASH
 POLICY  SURRENDER     ACCOUNT      DEATH
  YEAR     VALUE        VALUE      BENEFIT
 ------  ----------   ---------   ---------
      1     13,158       11,551     513,158
      2     27,147       24,415     527,147
      3     42,194       38,441     542,194
      4     58,599       53,811     558,599
      5     76,710       70,883     576,710
      6     96,909       89,674     596,909
      7    117,808      110,390     617,808
      8    140,503      134,072     640,503
      9    165,164      160,175     665,164
     10    191,961      188,950     691,961
     11    220,751      220,751     720,751
     12    255,789      255,789     755,789
     13    294,392      294,392     794,392
     14    336,935      336,935     836,935
     15    383,878      383,878     883,878
     16    435,538      435,538     935,538
     17    492,414      492,414     992,414
     18    555,071      555,071   1,055,071
     19    624,067      624,067   1,124,067
     20    700,088      700,088   1,200,088
 Age 60    383,878      383,878     883,878
 Age 65    700,088      700,088   1,200,088
 Age 70  1,215,227    1,215,227   1,715,227
 Age 75  2,051,971    2,051,971   2,551,971



(1) Assumes a $12,600.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.



(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient Policy Value.



    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

                                    TABLE 6
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                             FUTURITY CORPORATE VUL
                          MALE, PREFERRED, MI, AGE 45
                         $500,000 SPECIFIED FACE AMOUNT
                          ANNUAL PREMIUM: $ 12,600.00
                             DEATH BENEFIT OPTION B
                             GUIDELINE PREMIUM TEST
                           GUARANTEED POLICY CHARGES


                                    HYPOTHETICAL 0%                     HYPOTHETICAL 6%
                                GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN
                                      NET -1.62%                           NET 4.38%
             PREMIUMS      ---------------------------------   ---------------------------------
            PAID PLUS        CASH                                CASH
 POLICY   INTEREST AT 5%   SURRENDER    ACCOUNT      DEATH     SURRENDER    ACCOUNT      DEATH
  YEAR       PER YEAR        VALUE       VALUE      BENEFIT      VALUE       VALUE      BENEFIT
 ------   --------------   ---------   ---------   ---------   ---------   ---------   ---------
      1        13,230         8,741        8,236     508,741      9,323        8,818     509,323
      2        27,121        17,967       16,147     517,967     19,646       17,827     519,646
      3        41,708        26,565       23,726     526,565     29,858       27,020     529,858
      4        57,023        35,749       30,961     535,749     41,176       36,388     541,176
      5        73,104        43,664       37,837     543,664     51,745       45,918     551,745
      6        89,989        51,575       44,340     551,575     62,832       55,597     562,832
      7       107,719        57,857       50,440     557,857     72,811       65,393     572,811
      8       126,335        62,546       56,115     562,546     81,715       75,284     581,715
      9       145,881        66,324       61,334     566,324     90,223       85,234     590,223
     10       166,406        69,071       66,060     569,071     98,211       95,199     598,211
     11       187,956        70,286       70,286     570,286    105,166      105,166     605,166
     12       210,584        73,951       73,951     573,951    115,064      115,064     615,064
     13       234,343        77,044       77,044     577,044    124,868      124,868     624,868
     14       259,290        79,540       79,540     579,540    134,540      134,540     634,540
     15       285,484        81,409       81,409     581,409    144,032      144,032     644,032
     16       312,989        82,596       82,596     582,596    153,270      153,270     653,270
     17       341,868        83,036       83,036     583,036    162,167      162,167     662,167
     18       372,191        82,649       82,649     582,649    170,608      170,608     670,608
     19       404,031        81,336       81,336     581,336    178,463      178,463     678,463
     20       437,463        79,009       79,009     579,009    185,596      185,596     685,596
 Age 60       285,484        81,409       81,409     581,409    144,032      144,032     644,032
 Age 65       437,463        79,009       79,009     579,009    185,596      185,596     685,596
 Age 70       631,430        49,676       49,676     549,676    205,979      205,979     705,979
 Age 75       878,986             0            0           0    182,275      182,275     682,275

                  HYPOTHETICAL 12%
              GROSS INVESTMENT RETURN
                     NET 10.38%
         ----------------------------------
            CASH
 POLICY  SURRENDER     ACCOUNT      DEATH
  YEAR     VALUE        VALUE      BENEFIT
 ------  ----------   ---------   ---------
      1      9,907        9,402     509,907
      2     21,398       19,579     521,398
      3     33,435       30,596     533,435
      4     47,312       42,524     547,312
      5     61,262       55,435     561,262
      6     76,646       69,411     576,646
      7     91,940       84,522     591,940
      8    107,290      100,859     607,290
      9    123,496      118,507     623,496
     10    140,568      137,556     640,568
     11    158,136      158,136     658,136
     12    180,332      180,332     680,332
     13    204,292      204,292     704,292
     14    230,162      230,162     730,162
     15    258,099      258,099     758,099
     16    288,247      288,247     788,247
     17    320,759      320,759     820,759
     18    355,778      355,778     855,778
     19    393,451      393,451     893,451
     20    433,941      433,941     933,941
 Age 60    258,099      258,099     758,099
 Age 65    433,941      433,941     933,941
 Age 70    686,391      686,391   1,186,391
 Age 75  1,044,102    1,044,102   1,544,102



(1) Assumes a $12,600.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequency or in different amounts.



(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient Policy Value.



    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

    A complete copy of the registration statement, of which this prospectus is a part, as well as additional information about us, the Policy, the Variable Account and the underlying Funds which may be of interest to you, is available on the SEC's Internet Web site (http//www.sec.gov). You may also review and copy this information at the SEC's Public Reference Room in Washington, D.C. Call 1-800-SEC-0330 for more information about the operation of the Public Reference Room. In addition, you may obtain copies of this information, upon payment of a fee, by writing the Public Reference Section of the Securities and Exchange Commission, Washington, D.C. 20549-6009.

                                       PART II

                             UNDERTAKING TO FILE REPORTS

     Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                       REPRESENTATION OF REASONABLENESS OF FEES

     Sun Life Assurance Company of Canada (U.S.) hereby represents that the aggregate fees and charges under the Policy are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Sun Life Assurance Company of Canada (U.S.).

                            UNDERTAKING ON INDEMNIFICATION

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to its certificate of incorporation, bylaws, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

                          CONTENTS OF REGISTRATION STATEMENT

     This registration statement comprises the following papers and documents:

          The facing sheet.

          The prospectus consisting of 119 pages.

          The Undertaking to File reports.

          Representation of Reasonableness of Fees.

          The Rule 484 Undertaking.

          The signatures.

          Written consents of the following persons:

               Edward M. Shea, Esq., Assistant Vice President and Senior Counsel
                    (Exhibit 2)
               John E. Coleman, FSA, MAAA (Exhibit 6)
               Deloitte & Touche LLP, Independent Public Accountants (Exhibit 7)

          The following exhibits:

1.A. (1) Resolution of Board of Directors of Sun Life Assurance Company of Canada (U.S.), dated December 3, 1985, authorizing the establishment of Sun Life of Canada (U.S.) Variable Account
                 G (1)

     (2)         Not Applicable

     (3)(a)      Principal Underwriting Agreement (2)

     (3)(a)(1)   Amendment to Principal Underwriting Agreement

     (3)(b)      Form of Selling Agreements (9)

     (3)(c)      Schedule of Sales Commissions (9)

     (4)         Not Applicable

     (5)(a)      Form of Flexible Premium Variable Universal Life Insurance
                 Policy (3)

     (5)(b)      Form of Additional Protection Benefit Rider (APB Rider) (3)

     (5)(c) Form of Flexible Premium Variable Universal Life Insurance Policy (Group Life) (11)

     (5)(d) Form of Flexible Premium Variable Universal Life Insurance Certificate (11)

     (5)(e) Form of Additional Protection Benefit Rider (APB Rider) (Group Life) (11)

     (5)(f)      Form of Maturity Extension Rider

     (5)(g)      Form of Enhanced Cash Surrender Value Endorsement

     (6)(a) Certificate of Incorporation of Sun Life Assurance Company of Canada (U.S.) (4)

     (6)(b)      Bylaws of Sun Life Assurance Company of Canada (U.S.) (4)

     (7)         Not Applicable.

     (8)(a)(i) Participation Agreement, dated as of February 17, 1998, by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (8)

     (8)(a)(ii) Amendment No. 1 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (8)

     (8)(a)(iii) Amendment No. 2 to Participation Agreement by and among AIM
                 Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc. (8)

     (8)(b)(i) Form of Participation Agreement by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., and Sun Life Assurance Company of Canada (U.S.) (8)

     (8)(b)(ii) Amendment No. 1, effective May 1, 1999, to Participation Agreement by and among Sun Capital Advisers Trust, Sun Capital Advisers, Inc., and Sun Life Assurance Company of Canada (U.S.). (8)

     (8)(c) Participation Agreement, dated as of April 20, 1998, by and among T. Rowe Price Equity Series, Inc., T. Rowe Price Investment Services, Inc., and Sun Life of Canada (U.S.) (8)

     (8)(d)(i)   Other Participation Agreements (3)

     (8)(d)(ii) Addendum dated as of May 1, 2000 to Fund Participation Agreement December 5, 1996, among Sun Life Assurance Company of Canada (U.S.), Neuberger Berman Advisers Management Trust, Advisers Management Trust, and Neuberger Berman Management Inc. (9)

     (8)(e) Participation Agreement, dated as of May 1, 2000 by and among the Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., and Sun Life Assurance Company of Canada (U.S.) (11)

     (9)         Not Applicable.

     (10)(a) Form of Application for Flexible Premium Variable Universal Life Insurance Policy (3)

     (10)(b) Form of Application for Flexible Premium Variable Universal Life Insurance Policy (Master Application) (11)

     (10)(c) Form of Application for Flexible Premium Variable Universal Life Insurance Policy (GI Application) (11)

     (10)(d) Form of Application for Flexible Premium Variable Universal Life Insurance Policy (Medical Application) (11)

     (10)(e)   Form of Consent Form (11)

     (11) Memorandum describing Sun Life Assurance Company of Canada (U.S.)'s Issuance, Transfer and Redemption Procedures (5)

2. Opinion and Consent of Counsel as to the Legality of the Securities Being Registered

3.   None

4.   Not Applicable

5.   Not Applicable

6.   Opinion and Consent of Actuary

7.   Consent of Independent Auditors

8.   Powers of Attorney (10)

____________

(1) Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-29852.

(2) Incorporated herein by reference to Post-Effective Amendment No. 2 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-94359, filed with the Securities and Exchange Commission on March 31, 2000.

(3) Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on January 22, 1997.


(4) Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-37907, filed with the Securities and Exchange Commission on October 14, 1997.


(5) Incorporated herein by reference to Post-Effective Amendment No. 3 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, filed with the Securities and Exchange Commission on February 16, 1999.


(6) Incorporated herein by reference to Post-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 30, 1997.


(7) Incorporated herein by reference to Post-Effective Amendment No. 4 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on March 4, 1999.

(8) Incorporated herein by reference to Post-Effective Amendment No. 5 to the Registration Statement No. 5 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 29, 1999.

(9) Incorporated herin by reference to Post-Effective Amendment No. 6 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 28, 2000.


(10) Incorporated herein by reference to Exhibit 15 to Post-Effective Amendment No. 3 to Form N-4 Registration Statement of Sun Life of Canada (U.S.) Variable Account F, File No. 333-30844, filed with the Securities and Exchange Commission on February 9, 2001.

(11) Incorporated herein by reference to Post-Effective Amendment No. 7 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account G on Form S-6, File No. 333-13087, filed with the Securities and Exchange Commission on April 30, 2001.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and attested, all in the town of Wellesley Hills, and the Commonwealth of Massachusetts, on the 10th day of September, 2001.

                                   SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT G
                                   (Registrant)

                                   By:   SUN LIFE ASSURANCE COMPANY OF
                                         CANADA (U.S.)
                                         (Depositor)

                                   By:   /s/ James A. McNulty, III
                                         --------------------------------------
                                         James A. McNulty, III, President

Attest:    /s/ Edward M. Shea, Esquire
           ---------------------------------
           Edward M. Shea, Esquire

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.

/s/ James A. McNulty, III               President and Director                               September 10, 2001
---------------------------------       (Principal Executive Officer)
James A. McNulty, III

/s/ Davey Scoon                         Vice President, Finance and Treasurer                September 10, 2001
---------------------------------       (Principal Financial and Accounting Officer)
Davey Scoon

* /s/ Donald A. Stewart                 Chairman and Director
---------------------------------
Donald A. Stewart

* /s/ C. James Prieur                   Vice Chairman and Director
---------------------------------
C. James Prieur

* /s/ James C. Baillie                  Director
---------------------------------
James C. Baillie

* /s/ David D. Horn                     Director
---------------------------------
David D. Horn

* /s/ Angus A. MacNaughton              Director
---------------------------------
Angus A. MacNaughton

* /s/ S. Caesar Raboy                   Director
---------------------------------
S. Caesar Raboy

* /s/ William W. Stinson                Director
---------------------------------
William W. Stinson


By:    /s/ Edward M. Shea, Esq.                     September 10, 2001
        ------------------------------------------
       Edward M. Shea, Esq., Attorney-in-Fact

* By Edward M. Shea pursuant to Powers of Attorney filed as Exhibit 15 to Post-Effective Amendment No. 3 to the Form N-4 Registration Statement of Sun Life Canada (U.S.) Variable Account F on form N-4, File No. 333-30844 on February 9, 2001.

                                   Exhibit List

Exhibit No.
3(a)(1)           Amendment to Principal Underwriting Agreement

7.                Consent of Deloitte & Touche LLP, Independent Public
                  Accountants